9/20

05011356

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Insurance Australia Group Ltd

*CURRENT ADDRESS

PROCESSED

SEP 21 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34821 FISCAL YEAR 6-30-05

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 9/20/05

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

PRELIMINARY FINAL REPORT 30 JUNE 2005
APPENDIX 4E (ASX listing rule 4.3A)

CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2005

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Up/down	% change	$m
Revenue from ordinary activities	Up	6.8%	8,463
Profit from ordinary activities after tax attributable to shareholders	Up	14.3%	760
Net profit attributable to shareholders of Insurance Australia Group Limited	Up	14.3%	760

Dividends – ordinary shares	Amount per security	Franked amount per security
Final dividend	14.5 cents	14.5 cents
Interim dividend	12 cents	12 cents

The record date of the dividend is 14 September 2005. The dividend will be paid on 17 October 2005. The last date for the receipt of an election notice for participation in any dividend reinvestment plan is 14 September 2005.

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2005

APPENDIX 4E COMPLIANCE MATRIX

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
1. Details of the reporting period and the previous corresponding period	All financial data headings		
2. Key information in relation to the following. This information must be identified as "Results for announcement to the market". 2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities. 2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members. 2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members. 2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends. 2.5 The record date for determining entitlements to the dividends (if any). A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	"Results for announcement to the market" page 1 Appendix 4E		
3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard.	Attachment A: Financial report 30 June 2005: • Statement of financial performance • Notes to the financial statements - Summary of significant accounting policies - Revenue - Analysis of total expenses - Profit from ordinary activities before income tax - Income tax - Claims expense	 P.32 P.36 P.42 P.43 P.43 P.44 P.51	 Note 1 Note 2 Note 3 Note 4 Note 5 Note 9(a)

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2005

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
4. A statement of financial position together with notes to the statement. The statement of financial position may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals.	Attachment A: Financial report 30 June 2005:		
	• Statement of financial position	P.33	
	• Notes to the financial statements		
	- Assets – reinsurance and other recoveries	P.52	Note 10
	- Assets – deferred acquisition costs	P.53	Note 11
	- Assets – investments	P.53	Note 13
	- Assets – other receivables	P.53	Note 14
	- Assets – property, plant and equipment	P.54	Note 15
	- Assets – deferred tax assets	P.54	Note 16
	- Assets – intangible assets	P.54	Note 17
	- Assets – goodwill	P.54	Note 18
	- Liabilities – payables	P.55	Note 19
	- Liabilities – restructuring provision	P.55	Note 20
	- Liabilities – unearned premium liability	P.53	Note 12
	- Liabilities – employee benefits provision	P.64	Note 30
	- Liabilities - outstanding claims liability	P.51	Note 9
	- Liabilities – interest-bearing liabilities	P.55	Note 21
	- Contributed equity	P.58	Note 24
	- Outside equity interests in controlled entities	P.58	Note 24
5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard.	Attachment A: Financial report 30 June 2005:		
	• Statement of cash flows	P.34	
	• Notes to the financial statements		
	- Reconciliation of net cash provided by operating activities to profit from ordinary activities after income tax	P.59	Note 25
	- Reconciliation of cash	P.59	Note 26
6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.	Attachment A: Financial report 30 June 2005:		
	• Notes to the financial statements		
	- Dividends and dividend franking account	P.50	Note 8
7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Attachment A: Financial report 30 June 2005:		
	• Notes to the financial statements		
	- Contributed equity	P.57	Note 23
	- Dividend and dividend franking account	P.50	Note 8
8. A statement of retained earnings showing movements.	Attachment A: Financial report 30 June 2005:		
	• Notes to the financial statements		
	- Retained profits / accumulated losses	P.58	Note 24
9. Net tangible assets per security with the comparative figure for the previous corresponding period.	Attachment A: Financial report 30 June 2005:		
	• Notes to the financial statements		
	- Net tangible assets	P.79	Note 39
10. Details of entities over which control has been gained or lost during the period, including the following.	Attachment A: Financial report 30 June 2005:		
	• Notes to the financial statements		
	Business acquired	P.60	Note 27

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2005

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
(10. continued) 10.1 Name of the entity. 10.2 The date of the gain or loss of control. 10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Business disposed Attachment A: Financial report 30 June 2005: • Notes to the financial statements - Business acquired - Business disposed	P.60 P.60 P.60	Note 27 Note 27 Note 27
11. Details of associates and joint venture entities including the following. 11.1 Name of the associate or joint venture entity. 11.2 Details of the reporting entity's percentage holding in each of these entities. 11.3 Where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	Attachment A: Financial report 30 June 2005: • Notes to the financial statements - Details of controlled entities	P.62	Note 28
12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.	Attachment A: Financial report 30 June 2005		
13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	Not applicable		
14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following. 14.1 The earnings per security and the nature of any dilution aspects.	Attachment A: Financial report 30 June 2005 Attachment A: Financial report 30 June 2005: • Notes to the financial statements - Earnings per share	P.48	Note 7

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2005

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
(14. Continued)			
14.1 The earnings per security and the nature of any dilution aspects.	Attachment A: Financial report 30 June 2005: • Notes to the financial statements Earnings per share	P.48	Note 7
14.2 Returns to shareholders including distributions and buy backs.	Attachment A: Financial report 30 June 2005: • Notes to the financial statements - Contributed equity - Dividends and dividend franking account	P.58 P.50	Note 24 Note 8
14.3 Significant features of operating performance.	Attachment A: Financial report 30 June 2005: • Directors' report	P.1	
14.4 The results of segments that are significant to an understanding of the business as a whole.	Attachment A: Financial report 30 June 2005: • Notes to the financial statements - Segment reporting	P.44	Note 6
14.5 A discussion of trends in performance.	Attachment A: Financial report 30 June 2005: • Directors' report - Operating and financial review	P.5	
14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified.	Attachment A: Financial report 30 June 2005: • Directors' report • Notes to the financial statements - Events subsequent to reporting date	P.1 P.79	 Note 40
15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.	The financial report 30 June 2005 has been fully audited. • Independent audit report	P.89	
16. if the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.	Not applicable		
17. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification.	Not applicable		

ATTACHMENT A

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT – 30 JUNE 2005

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

AND CONTROLLED ENTITIES

FINANCIAL REPORT - 30 JUNE 2005

CONTENTS

Insurance Australia Group Limited is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Level 26, 388 George Street, Sydney, NSW 2000.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors present their report together with the financial report of Insurance Australia Group Limited and the consolidated financial report of the Insurance Australia Group for the year ended 30 June 2005 and the auditors' report thereon.

The following terminology is used throughout the financial report:

* IAG, parent entity or Company - Insurance Australia Group Limited.

* IAG Group, Group or consolidated entity - the consolidated entity consists of Insurance Australia Group Limited and its controlled entities.

Directors of Insurance Australia Group Limited

The names and details of the Company's Directors in office at any time during or since the end of the financial year are as follows. Directors were in office for this entire period unless otherwise stated.

Chairman:
Mr JA (James) Strong, age 61 – Independent non-executive Director
Mr James Strong was appointed Chairman of IAG in August 2001. He is Chairman of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Strong is Chairman of Woolworths Limited, Rip Curl Group Pty Limited, the Sydney Theatre Company, the Australian Brandenburg Orchestra and the Australian Business Arts Foundation (AbaF). He is also a Director of the Australian Grand Prix Corporation and Dorna Sports SL.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chambers Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council. Mr Strong has been admitted as a barrister and solicitor.

Directorships of other listed companies held in past 3 years

- Woolworths Limited - since 10 March 2000; and
- IAG Finance (New Zealand) Limited - since 9 November 2004.

Other directors:
Ms YA (Yasmin) Allen BCom, FAICD, age 41 – Independent non-executive Director
Ms Yasmin Allen was appointed as a Director of IAG in November 2004. She is a member of the IAG Risk Management & Compliance Committee.

Ms Allen has 15 years' experience in investment banking, as an equities analyst and in senior management.

Ms Allen was previously a Vice President at Deutsche Bank AG, a Director at ANZ Investment Bank in Australia, an Associate Director at James Capel UK Ltd (HSBC Group) and an analyst at Kleinwort Benson plc Investment Bank in the UK.

Ms Allen is currently a Director of Export Finance & Insurance Corporation (EFIC), Macquarie Specialised Asset Management (and the Chairperson of its Audit Committee), Film Australia (and the Chairperson of its Audit Committee) and the Salvation Army Advisory Board and the Salvation Army Investment Advisory Board.

Directorships of other listed companies held in past 3 years

- None.

Mr JF (John) Astbury FAICD, age 61 – Independent non-executive Director
Mr John Astbury was appointed as a Director of IAG in July 2000. He is Chairman of the IAG Audit Committee and serves on the IAG Nomination, Remuneration & Sustainability Committee.

Mr Astbury is a Director of Woolworths Limited and AMP Limited. He was previously the Finance Director of Lend Lease Corporation Limited and a Chief General Manager of National Australia Bank Limited. He has a long career in banking and financial services in both the UK and Australia.

Directorships of other listed companies held in past 3 years

- Woolworths Limited - since 29 January 2003;
- AMP Limited - since 1 September 2004; and
- Xstrata Queensland Limited (formerly MIM Holdings Limited) - from 21 July 1998 to 24 June 2003.

Directors of Insurance Australia Group Limited (continued)

Mr GA (Geoffrey) Cousins, age 62 – Independent non-executive Director
Mr Geoffrey Cousins was appointed as a Director of IAG in July 2000. He is a member of the IAG Audit Committee.

Mr Cousins has more than 26 years experience as a company director. Mr Cousins was previously the Chairman of George Patterson Australia and is a former director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothchild and Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia.

Mr Cousins is a consultant to the Prime Minister and is the Chairman of the Cure Cancer Australia Foundation.

Directorships of other listed companies held in past 3 years
- Globe International Limited - from 24 May 2001 to 3 March 2003.

Mr ND (Neil) Hamilton LLB, age 53 – Independent non-executive Director
Mr Neil Hamilton was appointed as a Director of IAG in June 2000 and as a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1999. He is a member of the IAG Risk Management & Compliance Committee.

Mr Hamilton is the Chairman of IRESS Market Technology Limited and Integrated Group Limited. He is the Chairman of Western Power Corporation.

Directorships of other listed companies held in past 3 years
- IRESS Market Technology Limited - since 15 September 2000;
- Integrated Group Limited - since 2 August 1999;
- Sons of Gwalia Ltd – from 19 January 2004 to 28 January 2005; and
- Chieftain Securities Limited - from 12 June 2002 to 19 November 2004.

Mr RA (Rowan) Ross BEc, BCom, FCPA, FSIA, age 56 – Independent non-executive Director
Mr Rowan Ross was appointed as a Director of IAG in July 2000 and acted as Chairman from April to August 2001. He is Chairman of the IAG Risk Management & Compliance Committee and serves on the IAG Nomination, Remuneration & Sustainability Committee.

Mr Ross is currently Chairman of Macquarie Capital Alliance Limited and Sydney IVF Limited. He is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. Mr Ross has more than 30 years experience in investment banking and is an Executive Director of Macquarie Bank Limited.

Directorships of other listed companies held in past 3 years
- Macquarie Capital Alliance Limited - since 25 January 2005; and
- IAG Finance (New Zealand) Limited - since 9 November 2004.

Mr B (Brian) Schwartz FCA, AM, age 52 – Independent non-executive Director
Mr Brian Schwartz was appointed as a Director of IAG in January 2005. He is a member of the IAG Audit Committee.

Mr Schwartz is the Chief Executive of Investec Bank (Australia) Limited (effective 14 February 2005). Prior to this he was with Ernst & Young Australia (1979 – 2004), becoming its Chief Executive in 1998. He was a member of Ernst & Young's global board and Managing Partner of the Oceania region. Mr Schwartz retired from Ernst & Young effective 31 December 2004.

Mr Schwartz serves as a Trustee and Vice President of The Australian Museum; and Deputy Chairman of the Board of the Football Federation of Australia Limited. He was appointed a Member of the Order of Australia in 2004 for his services to business and the community.

Directorships of other listed companies held in past 3 years
- None.

Directors of Insurance Australia Group Limited (continued)

Mr MJ (Michael) Hawker BSc, FAIBF, ASIA, FAICD, age 45 – Chief Executive Officer and Managing Director
Mr Michael Hawker was appointed Chief Executive Officer of IAG in December 2001.

Before joining IAG, Mr Hawker was Group Executive, Business and Consumer Banking at Westpac Banking Corporation. Previous positions include Executive Director of Citibank International PLC in Europe and Deputy Managing Director of Citibank Limited in Australia.

Mr Hawker was listed by Euromoney as one of the top 50 bankers under the age of 40. He was awarded the Australian Banking & Finance Magazine Banker of the Year Award in 2000, and the Best Insurance Executive Award in 2003 and 2004; and in 2003 he was awarded Insurance Industry Accolade's Best Insurance Executive. He is a recipient of an Australian Sports Medal, having played 25 Rugby Union Internationals for the Australian Wallabies.

Mr Hawker is President of the Insurance Council of Australia; Member of the Financial Sector Advisory Council; Director of the Australian Chamber of Commerce and Industry; Member of the Federal Treasury's Consumer and Financial Literacy Council; Member of the Business Council of Australia; Advisory Board Member of the Australian Graduate School of Management; Member of the Business Roundtable for Sustainable Development; Advisory Board Member for the Police Commission of NSW; and Member of the Australian Business Arts Foundation (AbaF). He was previously the Chairman of the Australian Financial Markets Association.

Directorships of listed companies held in past 3 years

- IAG Finance (New Zealand) Limited - since 9 November 2004.

Former independent non-executive directors who retired during the financial year:

Ms DG (Dominique) Fisher (Director from 19 June 2000 to 10 November 2004) and Ms AJ (Anne) Keating (Director from 19 June 2000 to 10 November 2004) retired during the financial year.

Secretaries of Insurance Australia Group Limited

The name and details of the Company's secretaries at any time during or since the end of financial year are as follows:

Ms AB (Anne) O'Driscoll FCA, ANZIIF (Fellow), GAICD
Ms Anne O'Driscoll was appointed to the position of company secretary in July 2002. Before this appointment, Ms O'Driscoll has held a number of senior positions in the IAG Group, including the position of General Manager, Finance. Currently, Ms O'Driscoll is also the Head of Investor Relations of IAG. Ms O'Driscoll is responsible to the Board for ensuring Board procedures are complied with. She also provides advice and counsel to the Board in relation to corporate governance and other matters.

Mr GD (Glenn) Revell BCom, MBus, FCPA, FCIS, GAICD
Mr Revell was appointed to the position of company secretary in October 2002. Prior to holding this position, he held the position of General Manager Corporate Affairs & Company Secretary of Howard Smith Limited for eight years.

Meetings of directors

The number of meetings each Director was eligible to attend and actually attended during the financial year is summarised as follows:

	Board of Directors		Audit Committee		Nomination, Remuneration & Sustainability Committee		Risk Management & Compliance Committee		IAG Board Sub-Committee	
Total number of meetings held	16		4		5		8		3	
Directors	A	B	A	B	A	B	A	B	A	B
Mr JA Strong	16	16	-	-	5	5	-	-	2	2
Mr MJ Hawker	16	15	-	-	-	-	-	-	2	2
Ms YA Allen*	10	10	-	-	-	-	6	6	-	-
Mr JF Astbury	16	15	4	4	5	5	-	-	-	-
Mr GA Cousins	16	14	4	4	-	-	-	-	-	-
Ms DG Fisher**	6	5	-	-	-	-	2	2	-	-
Mr ND Hamilton	16	15	-	-	-	-	8	8	1	1
Ms AJ Keating**	6	6	2	2	-	-	-	-	-	-
Mr RA Ross	16	15	-	-	5	5	8	8	1	1
Mr B Schwartz*	8	8	2	2	-	-	-	-	-	-

A - Meetings eligible to attend as a member
B - Meetings attended as a member

* Ms YA Allen and Mr B Schwartz were appointed as Directors on 10 November 2004 and 1 January 2005, respectively.
** Ms DG Fisher and Ms AJ Keating retired as Directors on 10 November 2004.

Principal activities

The principal continuing activities of the IAG Group are the underwriting of general insurance and related corporate services and investing activities.

Operating and Financial Review

Operating result for the year

The IAG Group's net profit after tax for the year was $879 million (2004 - $806 million). After adjusting for outside equity interests in the IAG Group result, net profit attributable to shareholders of the Company was $760 million (2004 - $665 million).

Underwriting result

The IAG Group produced an underwriting result before investment income on technical reserves of $484 million (2004 - $548 million). The underwriting profit has been affected by interest rate movements which change the discount rate applicable to claims reserves. In 2005, this resulted in an increase in claims expense by $88 million compared to a benefit of $123 million in 2004. This resulted in an increase in loss ratio to 66.2% (2004 – 65.1%) and combined ratio to 92.1% (2004 – 90.7%). Excluding the impact of movement in interest rates on claims expense, the underlying ratios improved - the loss ratio was 64.8% (2004 – 67.2%) and combined ratio was 90.7% (2004 - 92.8%).

The expense ratio of 25.9% (2004 – 25.6%) remained fairly constant despite a reduction in premium growth.

The insurance profit of $1,000 million (2004 - $792 million), representing an insurance margin of 16.3% (2004 – 13.5%) reflects an improved underwriting performance and strong investment returns on technical reserves.

(a) Australian personal lines insurance operations

The personal lines insurance operations produced an insurance margin of 16.0% for the financial year (2004 – 16.5%). The continued strong margin performance was achieved despite approximately $100 million of additional claims expense from major storms during the year. The strength in the underlying performance was a result of the continued focus on adhering to underwriting discipline and risk selection and the continued stability in NSW compulsory third party insurance.

Gross written premiums increased by 2.0% to $3,978 million.

Operating and Financial Review (continued)

(b) Australian commercial lines insurance operations

The commercial lines insurance operations produced an insurance margin of 17.2% for the financial year (2004 – 9.6%). The significant increase in the margin over prior year, was due in part to reserve releases in the property, liability and workers' compensation, and also in part due to the benefits flowing from tort reform. However, it was underpinned by a strong performance by the core business. After adjusting for the releases from prior period reserves, the underlying insurance margin remained strong at 15.8% for 2005.

Gross written premiums increased by 5.0% to $1,694 million.

Fee based income for the year incurred a loss of $14 million (versus a $21 million profit in the prior year). This result was negatively impacted by significant provisioning required in the NSW workers' compensation business arising from the overstatement of fee income relating to prior periods.

(c) International insurance operations

IAG New Zealand operations:
The international insurance operations produced an insurance margin of 10.6% for the financial year (2004 – 8.5%), despite incurring approximately $20 million more in storm related claims in 2005. The improved margin performance was driven by better claims management and processes on its motor portfolio and improved risk-based pricing in its home and commercial portfolios.

Gross written premiums increased by 9.5% to $1,001 million, which includes a benefit of $47 million or 4.7% from favourable exchange rate movements in 2005.

Captive reinsurer:
The Captive acts solely as the IAG Group's reinsurer assuming risk from other parts of the business and obtaining reinsurance protections for the Group in the open market. There was a significant improvement in the insurance result from a loss of $8 million in 2004 to a profit of $77 million in 2005. This was mainly driven by the absence of any major insured catastrophes in 2005 and the recognition of reinsurance recoverables on attritional storm losses incurred by the rest of the IAG Group.

(d) Corporate and investments

Investment income on corporate and shareholders' funds (net of investment expenses) decreased by 7.7% to $501 million. This decrease was primarily due to the reduction in outside equity interest in investment income by $28 million and the profit on sale of ClearView Retirement Services and Health insurance businesses in the 2004 financial year of $59 million. Excluding these items, investment income on shareholders' funds has increased by $45 million to $479 million. The increase is due to strong investment performance by all the major asset classes, particularly Australian equities, in the 2005 financial year and investment income from the portfolio of investments established from the proceeds of the issue of reset exchangeable securities ("RES") during the financial year.

The net corporate expenses have increased by 10% to $224 million. This increase was mainly attributable to:

- the financial services profit of $15 million included in net corporate expenses in 2004. The financial services segment was sold in January 2004;
- increase in borrowing costs by $13 million in 2005 due to the issue of reset exchangeable securities. This expense is offset by the interest income from the portfolio in the shareholders' funds ; and
- increase in corporate expenses by approximately $7 million due to internal restructuring and mergers and acquisition costs.

These increases were offset to some extent by the decrease of $13 million in amortisation of intangibles due to accelerated amortisation of certain contractual arrangements in 2004.

Review of Financial Condition

(a) Financial position

Assets:
The total assets of the IAG Group as at 30 June 2005 are $17,147 million (2004 - $16,291 million).

The increase is mainly attributable to funds generated from insurance operations during the financial year, reflecting the increase in investments and insurance balances held at 30 June 2005. This increase was offset to some extent by total dividends paid of $442 million and an increase in income taxes paid

Operating and Financial Review (continued)

Liabilities:
The total liabilities of the IAG Group as at 30 June 2005 are $12,707 million (2004 - $12,067 million) with the major component being general insurance liabilities of $10,426 million (2004 - $9,799 million).

Equity:
Equity was impacted by the following activities during the year:

Increase:
- Net profit of $760 million.

Decrease:
- payment of dividends of $442 million; and
- a decrease in outside equity interests.

(b) Cash from operations

Cash flows from operating activities:
Cash flows from operating activities have decreased by 23% to $897 million.

The decrease is mainly attributable to:

- a decrease in reinsurance and other recoveries received;
- higher income taxes paid;
- an increase in other operating payments; and
- a decrease in other operating receipts.

The decrease was offset to some extent by the:

- increase in premiums received; and
- decrease in reinsurance expense paid.

Cash flows from investing activities:
Cash outflows from investing activities have decreased by $599 million to $185 million.

The decrease is largely attributable to the lower level of investing activity in 2005 in light of increased dividends (funded by a reduction in investments) and the net redemption of units in IAG controlled trusts by outside equity interests.

Cash flows from financing activities:
Cash outflows from financing activities have increased by $89 million to $679 million.

This increase is attributable to $160 million in additional dividends paid in the 2005 financial year and net redemptions of units in IAG controlled trusts of $126 million in the year compared with net proceeds of $381 million in the prior year.

The issue of reset exchangeable securities and the investment of the proceeds from RES in the Portfolio involved a net outflow of $13 million, mainly attributable to the transaction costs associated with the issue.

(c) Capital adequacy / minimum capital requirements

The IAG Group minimum capital requirement ("MCR") multiple, calculated by applying APRA standards for individual licensed insurers to the relevant consolidated results, is 2.00 times as at 30 June 2005 (2004 – 1.75 times). The multiple remains above the IAG Group's current benchmark multiple of 1.55 times MCR.

Further information on the IAG Group's result and review of operations can be found in the 30 June 2005 Investor Report on the Company's website, www.iag.com.au.

Likely developments

Insurance and investment operations are, by their nature, volatile due to the exposure to natural disasters and industry cycles and thus profit predictions are difficult. The Directors believe that, while the volume of risks-in-force will continue to grow, this increase will be offset to an extent by lower premium rate growth in the coming year than in recent periods reflecting the benefits of improved claims experience, cost control and the international insurance cycle. The IAG Group's insurance margin for the coming year is expected to moderate to be more in line with the 2004 financial year. The Directors consider that the IAG Group is well placed to continue to leverage opportunities in this environment.

Equity markets are not expected to repeat returns as high as those experienced in the last two financial years.

The IAG Group is continuing to investigate potential investments in general insurance operations offshore.

Dividends

Details of dividends paid or declared by the Company are set out in note 8.

Significant changes in the state of affairs

Significant changes in the state of affairs of IAG Group during the financial year were as follows:

On 11 January 2005, IAG announced the issue of 5.5 million reset exchangeable securities ("RES") by the New Zealand branch of IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of IAG, raising a total of $550 million. The RES began trading on the Australian Stock Exchange on 12 January 2005. The gross proceeds of the issue, through a series of intra-group arrangements, are invested by IAG Portfolio Limited, a wholly-owned subsidiary of IAG, in a portfolio of high quality, short-dated, fixed interest securities ("Portfolio"). IAG's obligations to the RES holders are secured by the Portfolio and interest payments and redemption amounts will depend on the performance and creditworthiness of this Portfolio. IAG may, at any time, exercise its right to exchange some or all RES for preference shares issued by IAG. The RES may be redeemed for cash or converted into ordinary shares of IAG on a reset date or under certain circumstances.

The issue of RES has had a net positive, though immaterial impact, on IAG's financial performance as the increase in investment income generated by the Portfolio is largely offset by the increase in interest expense from interest payments to RES holders and the amortisation of deferred borrowing costs. RES and the Portfolio are set-off in IAG's statement of financial position with a net asset being recorded to the extent that the Portfolio value is greater than the RES redemption amount.

Events subsequent to reporting date

Details of matters subsequent to the end of the financial year including a dividend declared of 14.5 cents per ordinary share, the acquisition of a general insurance business in Thailand in July 2005 and the transitional impact of the introduction of Australian equivalents of the International Financial Reporting Standards are set out in note 40.

Non-audit services

During the financial year KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The Directors have considered the non-audit services provided during the financial year by KPMG and in accordance with written advice provided by resolution of the Audit Committee, are satisfied that the provision of those non-audit services by the Company's auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit assignments were approved in accordance with the process set out in the IAG Audit Committee Charter ("Charter") on the agreed framework for engaging auditors for non-audit services; and

- The non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 *Professional independence,* as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act is included in the director's report.

The level of fees for non-audit services amount to approximately 50% of total audit fees (refer to note 31 to the financial statements for further details on costs incurred on individual non-audit assignments).

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 31 and forms part of the directors' report for the year ended 30 June 2005.

Indemnification and insurance of directors and officers

The Company's constitution contains an indemnity in favour of every person who is or has been:

(a) a Director of the Company;
(b) a secretary of the Company;
(c) a person making or participating in making decisions that affect the whole or a substantial part of the business or Company; or
(d) a person having the capacity to affect significantly the financial standing of the Company or any of its wholly-owned subsidiaries.

The indemnity applies to liabilities incurred by the person in the relevant capacity (except a liability for legal costs). That indemnity also applies to legal costs incurred in defending or resisting certain legal proceedings.

In addition, the Company has granted deeds of indemnity to certain current and former Directors and secretaries and members of senior management of the Company and its subsidiaries and associated companies. Under these deeds, the Company indemnifies, to the maximum extent permitted by the law, the former or current Directors or secretaries or members of senior management against liabilities incurred by the person in the relevant capacity. The indemnity does not apply where the liability is owed to the Company or any of its subsidiaries or associated companies, or (in general terms) where the liability arises out of a lack of good faith, wilful misconduct, gross negligence, reckless misbehaviour or fraud.

Under each deed, the Company is also effectively required to maintain and pay the premiums on a contract of insurance covering the current or former Directors or members of senior management against liabilities incurred in respect of the relevant office. The insurance must be maintained until the seventh anniversary after the date when the relevant person ceases to hold office. Disclosure of the insurance premiums and the nature of liabilities covered by such insurance is prohibited by the relevant contract of insurance.

During previous years, the Company advanced amounts, in accordance with a deed of indemnity, in respect of legal costs incurred by a former Director of the Company (Mr Nicholas Whitlam) in defending legal proceedings brought against the former Director by the Australian Securities & Investments Commission. Mr Whitlam was successful in his defence of those proceedings which are now at an end. Whilst the advances previously made by the Company in respect of legal costs are not repayable by the former Director, the former Director has the benefit of costs orders in his favour in the proceedings. The Company is entitled to the benefit of the amount recovered by Mr Whitlam in respect of the costs of the proceedings, so far as it had previously advanced those costs to him. The Company has requested Mr Whitlam to take steps to recover those costs.

Environmental regulation

The IAG Group's operations are subject to environmental regulations under either Commonwealth or State legislation. These regulations do not have a significant impact on the IAG Group's operations. The Board of Directors believes that the IAG Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the IAG Group.

Remuneration Report

This report outlines the remuneration arrangements for IAG's directors and senior executives and provides the disclosures which meet the remuneration reporting requirements of the Corporations Act 2001 and takes into account the requirements of the Corporate Law and Economic Reform Programme (CLERP 9) which applies to reporting periods commencing from 1 July 2004. This report also provides the disclosures required by the accounting standard AASB 1046: Director and Executive Disclosures by Disclosing Entities and AASB 1046A: Amendments to Accounting Standard AASB 1046.

This Report outlines the Board's policy in relation to, and details of, the remuneration of IAG directors (including the Chief Executive Officer and Managing Director) and the senior executives (referred to as "specified executives" or "executives") having the greatest authority for managing the IAG Group, including the five executives receiving the highest remuneration during the financial year.

1. Nomination, Remuneration & Sustainability Committee

The role and responsibilities of the Nomination, Remuneration & Sustainability Committee ("Committee" or "NRSC") are set out in the Committee's charter and a copy of it is available at www.iag.com.au The key responsibilities of the NRSC in relation to remuneration are to:

(a) provide assurance to the Board relating to the effectiveness, integrity and compliance of the Company's remuneration policies and practices;
(b) ensure the overall remuneration policy and approach fits the strategic goals of IAG;

The Chief Executive Officer ("CEO"), Group Executive Culture & Reputation and Head of Human Resources regularly attend Committee meetings and assist the Committee in its deliberations.

The Committee receives reports from Mercer Human Resources Consulting and Egan Associates on remuneration for executives and directors. Mallesons Stephen Jacques provides legal advice to the Committee as required.

2. Executives

2.1 Executive Remuneration Policy

IAG's approach to executive remuneration is to ensure that IAG can attract and retain the best people and reward performance in line with returns delivered to shareholders. Building and retaining a high quality management team has enabled IAG to achieve superior performance.

The principles that underpin IAG's approach to executive remuneration are:

- the quantum and mix of remuneration is sufficiently competitive to attract and retain a high calibre executive team;
- that remuneration practices are consistent with IAG's values;
- the mix of fixed and variable remuneration reflects the impact of each executive position on IAG's short term and long term results;
- that remuneration levels take account of both external market practice and internal relativities; and
- that measures of performance are based on a balanced scorecard with a focus on the delivery of sustainable value to our shareholders.

In determining our market positioning against our external comparator group of the largest 50 companies in the S&P/ASX 100 index, we aim to set base pay around the market median and total reward opportunity (which includes short and long term incentives) between the median and the 75th percentile depending on individual performance and contribution to the Group's results.

Remuneration Report (continued)

2.2 Executive Remuneration Structure

Executive remuneration consists of four components:

- Base salary
- Superannuation
- Short term incentives
- Long term incentives

(a) Base salary

Base salary is defined as the total value of components that make up an executive's salary. Components are cash, salary sacrifice items such as superannuation, cars or parking and any related taxes. Base salary is determined by a review of job size, internal relativities and market benchmarking. Mercer Human Resources Consulting provide advice on job responsibility and market benchmarking. The comparator group for market benchmarking is the largest 50 companies in the S&P/ASX 100 index. Base salary is targeted at the median of the market. Unless there has been a significant change in job size, increases in base salary generally do not exceed external market movements.

(b) Superannuation

Executives are defined contribution members of the IAG & NRMA Superannuation Plan. Employer superannuation contributions are 13% of base salary. This contribution rate is consistent with the contribution provided to other employees of IAG.

(c) Short term incentives

Executives have the opportunity to earn a short term incentive payment based on both IAG's performance and achievement of individual goals.

IAG uses a balanced scorecard for setting goals and measuring performance. This ensures that assessment of performance is viewed holistically and assists the development of a sustainable business that meets the performance expectations of IAG's shareholders, stakeholders and the communities in which it conducts its business.

The balanced scorecard sets goals under the following broad categories:

- Financial
- Customer
- People
- Risk
- Community / Environment

At the commencement of each financial year, IAG and individual goals are set for each executive. The goals set are stretch goals and are designed to encourage executives to strive for exceptional performance. At the end of the financial year the amount of any incentive payment is determined based on measured achievement against those goals and a review of the executive's overall performance by the CEO and NRSC. The NRSC reviews the performance of the CEO and makes a recommendation to the Board in relation to any incentive payment for the CEO.

Remuneration Report (continued)

The following table is a summary of IAG's key goals for the current year:

Category	Goal	Reason Chosen	Method of Assessment
Finance	Group Insurance Margin target	Measures the profitability of the core business of IAG	Comparison of achievement against target
Customer	Improvement across customer satisfaction measures in Intermediary, Direct Sales and Claims	Meeting or exceeding customer expectations is a key part of establishing and maintaining competitive advantage	Outcome of customer satisfaction surveys and measurement of customer retention rates compared to outcomes from previous years
Risk	Improvement in risk management behaviours	Positive risk management behaviour in relation to prevention, detection and recovery from operational risks and issues is critical for a sustainable business	Outcome of annual employee survey compared to target set at the start of the year
People management	Employee engagement score target	Measures how engaged employees are with IAG's purpose, strategy and goals	Outcome of annual employee survey compared to target set at the start of the year
Community / Environment	Reduction in workers' compensation claims per million hours worked	A safe work environment and the well being of employees is vital for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of reduction achieved against target set at the start of the year

The methods of assessment have been selected as they can be objectively measured and verified.

The aggregate achievement level against the IAG's key goals was 73%.

(d) Long term incentives

(i) Equity based remuneration

IAG utilises long term incentives to create a link between the delivery of value to shareholders, financial performance and rewarding and retaining employees. IAG's programme for delivering long term incentives is its Performance Award Rights ("PARs") Plan. Note 30 (d) (i) of the financial statements sets out further details of the PARs Plan.

PARs are rights over issued shares held by a trustee. The rights are granted at no cost to executives and may be exercised for a nominal price if a performance hurdle related to IAG's Total Shareholder Return ("TSR") is met or if some specified events occur, such as a takeover bid for the Company. During the year PARs were issued to Executives. Previously IAG delivered long term incentives using its Performance Share Rights ("PSRs") Plan. Note 30 (d) (ii) of the financial statements sets out further details of the PSRs Plan.

Remuneration Report (continued)

Details of the terms of allocations made to executives under IAG's long term incentive plans, including those allocations that at the date of this report are not exercisable, are summarised below:

Plan (i)	PSR Plan – Series 5	PSR Plan – Series 6	PARs Plan 2002/2003 – Series 1	PARs Plan 2003/2004 – Series 2	PARs Plan 2004/2005 – Series 3
Grant Date	13/12/2001	05/03/2002	24/12/2002	22/09/2003 10/12/2003 26/03/2004	17/09/2004 30/11/2004
Performance Period Definition (ii)	3-5 years from Grant Date	3-5 years from Grant Date	3-5 years from Grant Date	3-5 years from Base Date(iii)	3-5 years from Base Date(iii)
TSR Performance Condition	IAG TSR compared to a Peer Group of companies. The Peer Group comprises the companies in the S&P/ASX 100 index with such inclusions and exclusions as the Board may determine.				
Vesting Schedule	< 50th percentile - 0% vesting = 50th percentile - 50% vesting >=75th percentile - 100% vesting The percentage of PSRs or PARs which vest and become exercisable increases proportionately where IAG's performance ranks between the 50th and 75th percentile				
Performance Hurdle Test Schedule	Last trading day each month in Performance Period	Last trading day each month in Performance Period	Last trading day each month in Performance Period	Quarterly - Last trading day of each calendar quarter in Performance Period	Quarterly - Last trading day of each calendar quarter in Performance Period
1st Test Day	31/12/2004	31/03/2005	30/12/2005	29/09/2006	28/09/2007
Last Test Day	30/11/2006	28/02/2007	30/11/2007	30/06/2008	30/06/2009
Last Exercise Date *(Continuing employees only)*	13/12/2011	05/03/2012	24/12/2012	22/09/2013 10/12/2013 26/03/2014	17/09/2014 30/11/2014 30/03/2015
Plan Exercise Status	Fully exercisable	Fully exercisable	Not exercisable	Not exercisable	Not exercisable

Notes:

(i) PSR Plan Series 1 to 4 are fully vested and exercisable.

(ii) The performance period will be shortened if the employee ceases employment with the Group due to redundancy or in other special circumstances.

(iii) The Base Date is the date which is the second trading day after the date on which IAG's financial results for the twelve month period ending on the 30 June that immediately precedes the Grant Date are announced to the ASX.

(ii) Insurance Manufacturers of Australia Pty Limited ("IMA") – Long Term Incentive Plans

IMA is a 70% owned subsidiary of IAG.

During the year no executive received a grant under any IMA Long Term Incentive Plan. Mr RJ Jackson was granted awards under an IMA Long Term Incentive Plan during the 2002/2003 financial year. This plan is a cash based plan with performance hurdles related to IMA's operating results and IAG TSR over three consecutive financial years. At the date of this report, awards under this plan are not payable.

Remuneration Report (continued)

2.3 Relationship between Executive Reward and IAG's Performance

A significant component of executive remuneration is "at risk" which ensures a direct link between IAG's performance and reward for executives. For further details of the percentage of "at risk" remuneration, refer to the table in section 2.6.

The payment of short-term incentives is directly linked to IAG's performance over the previous year based on a balanced scorecard of measures, which includes a measure of the profitability of IAG's core business. Non-financial measures are also used as they are lead indicators of delivering future value for shareholders. For the 2004/2005 year the aggregate achievement level against the IAG's key goals was 73%. This will determine the portion of an executive's short term incentive payment that is linked to IAG's goals.

The use of the balanced scorecard to assess and reward executive performance has assisted IAG to deliver superior returns for shareholders:

	8 August 2000(i)	Year ended 30 June 2001	Year ended 30 June 2002	Year ended 30 June 2003	Year ended 30 June 2004	Year ended 30 June 2005
Closing share price ($)	2.75	3.40	3.15	3.40	5.00	6.01
Dividends paid (cents)	n/a	10.00	10.50	11.50	22.00	26.5
Earnings per share (cents)	n/a	9.40	(1.78)	8.65	37.87	45.89
Normalised net profit after tax ($ million)	n/a	178	294	333	455	547

(i) IAG listed on the Australian Stock Exchange on 8 August 2000. The pre-listing facility price was $2.75.

IAG's long term incentive plans provide a direct link between return to shareholders over a 3 to 5 year period and executive reward.

IAG's share price compared to the S&P/ASX 200 index from the period since IAG's listing in August 2000 to 30 June 2005 is shown in the following graph:


IAG Relative Share Price Performance
300
250
200
150
100
50
0
Facility price $2.75
Share price $6.01
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
S&P/ASX200 Index
IAG Share $

From listing until 30 June 2005, IAG has exceeded its objective of delivering top quartile shareholder return. Measured from 8 August 2000 until 30 June 2005, IAG's TSR is at the 82nd percentile of entities in the S&P/ASX 100 index.

In line with IAG's strong TSR performance, the portion of PSRs (for PSRs Plan Series 1 to 6) that have met the performance hurdle and become exercisable has been 100% of the number of PSRs awarded.

Grants of PARs to executives are based on an assessment of each executive against a range of factors including the executive's performance, their strategic impact and leadership capability. This process strengthens the link between individual executive reward outcomes and the creation of value for shareholders.

Remuneration Report (continued)

During the year the following persons were the executives with the greatest authority for the strategic direction and management of the Group:

Name	Current title
Mr MJ Hawker	Chief Executive Officer and Managing Director
Mr IF Brown	Deputy Chief Executive Officer
Mr AM Coleman	Chief Risk Officer and Group Actuary
Mr DA Issa	Chief Information Officer
Mr RJ Jackson (i)	Chief Executive Officer – Personal Insurance
Ms SJ Mostyn	Group Executive – Culture & Reputation
Mr DRA Pearce (i)	Group Executive – Insurance Strategy
Mr MJ Pirone (i)	Chief Executive Officer – CGU Insurance
Mr DJP Smith	Chief Executive Officer – IAG New Zealand
Mr G Venardos	Chief Financial Officer

(i) On 20 July 2004, IAG announced a new structure for its Australian operations. This led to a change in the executive team structure. Mr RJ Jackson, Mr DRA Pearce and Mr MJ Pirone have held their current positions since this time. Their former roles respectively, were Group Executive - Personal Insurance, Group Executive - Personal Injury and Group Executive - Asset Management and Retirement Services.

Ms KL Baylis left IAG on 1 October 2004, Mr LF Power and Mr RJ Wagstaffe left IAG on 1 September 2004. Their respective positions were Group Executive - Sales and Marketing, Group Executive - Business Partners and Group Executive - Intermediary Business.

On 28 July 2005, IAG announced Mr IF Brown will retire in December 2005 and Mr DRA Pearce will leave IAG on 31 August 2005.

Remuneration Report (continued)

2.4 Service Agreements

All service agreements for executives are unlimited in term but may be terminated by written notice from either party or by IAG making a payment in lieu of notice. The service agreements outline the components of remuneration paid to executives and require the remuneration of executives to be reviewed annually. The service agreements do not require IAG to increase base salary, pay a short term incentive or offer a long term incentive in any given year.

Name	Notice period, Company	Notice period, Employee	Termination provisions	Additional payment if IAG invokes a restraint clause
Mr MJ Hawker	12 months	6 months	12 months base salary, plus payment for annual leave, long service leave and short-term incentive that would have accrued had termination not occurred.	6 months base salary
Mr IF Brown	12 months	3 months	12 months base salary	6 months base salary
Mr AM Coleman	12 months	3 months	12 months base salary	6 months base salary
Mr DA Issa	12 months	3 months	12 months base salary	-
Mr RJ Jackson	12 months	6 months	12 months base salary	-
Ms SJ Mostyn	12 months	3 months	12 months base salary	-
Mr DRA Pearce	6 months	3 months	75 weeks base salary	6 months base salary
Mr MJ Pirone	12 months	3 months	12 months base salary	6 months base salary
Mr DJP Smith	12 months	3 months	12 months base salary	6 months base salary
Mr G Venardos	12 months	3 months	12 months base salary	6 months base salary

Executives are employed by Insurance Australia Group Services Pty Limited, except for Mr DJP Smith who is employed by IAG New Zealand Limited.

Retrenchment

In the event of retrenchment, the executives listed above (except for Mr MJ Hawker and Mr DJP Smith) are entitled to the greater of:

(a) the written notice or payment in lieu of notice as provided in their service agreement; or

(b) the retrenchment benefits due under the relevant company retrenchment policy.

For Mr MJ Hawker and Mr DJP Smith, the retrenchment payment is in accordance with the termination provisions set in the table above.

Company retrenchment policy

On retrenchment, employees with less than 25 years service will receive:

(a) at least eight weeks notice or payment in lieu of notice (calculated on the employee's base salary); and

(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 11 weeks base salary and the maximum benefit that can be received is 83 weeks base salary.

On retrenchment, employees with 25 or more years of service or who are over 45 years of age will receive:

(a) at least twelve weeks notice or payment in lieu of notice (calculated on the employee's base salary); and

(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 15 weeks base salary and the maximum benefit that can be received is 87 weeks base salary.

Termination of employment without notice and without payment in lieu of notice

The employment of the Executives may be terminated without notice or payment in lieu of notice in some circumstances. Generally, this could occur where the executive: is charged with a criminal offence that is capable of bringing the organisation into disrepute; is declared bankrupt; breaches a provision of their employment agreement; is guilty of serious and wilful misconduct; or unreasonably fails to comply with any material and lawful direction given by the Company.

Termination of employment with notice or payment in lieu of notice

The employment of the Executives may be terminated at any time by the Company with notice or payment in lieu of notice (which also includes a pro rata short-term incentive earned but not paid). The amount of notice the Company must provide or the payment in lieu of notice is specified above.

Remuneration Report (continued)

2.5 Remuneration Details

(a) Remuneration of executives for the IAG Group for the financial year ended 30 June 2005 was:

	Primary benefits							Post-employment benefits		Equity compensation		Other benefits	Total
	Cash Salary (1)	Non-monetary benefits (2)	Base salary (Sub-total of (1) & (2))	Leave accruals (3)	Short term incentive (4)	Long term incentive plan (5)	Incentives (Sub-total of (4) & (5))	Superannuation (6)	Retirement benefits	Value of bonus equity share plan (7)	Value of PSRs/PARs granted (8)	Other benefits	
2005	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
CEO and Managing Director:													
Mr MJ Hawker	1,151	36	*1,187*	36	1,270	-	*1,270*	157		-	614	-	**3,264**
Current executives:													
Mr IF Brown	566	161	*727*	8	171	-	*171*	94		171	127	-	**1,298**
Mr AM Coleman	583	7	*590*	(19)	434	-	*434*	77		-	145	-	**1,227**
Mr DA Issa	508	7	*515*	8	476	-	*476*	67		-	125	-	**1,191**
Mr RJ Jackson	554	78	*632*	29	402	275	*677*	82		-	109	-	**1,529**
Ms SJ Mostyn	478	7	*485*	38	366	-	*366*	63		-	167	-	**1,119**
Mr DRA Pearce	441	48	*489*	3	230	-	*230*	63		-	110	-	**895**
Mr MJ Pirone	520	66	*586*	22	520	-	*520*	75		-	135	-	**1,338**
Mr DJP Smith	582	-	*582*	51	202	-	*202*	77		-	135	130(9)	**1,177**
Mr G Venardos	619	48	*667*	69	451	-	*451*	86		-	171	-	**1,444**
Executives who ceased employment during the year:													
Ms KL Baylis	92	24	*116*	(3)	76	-	*76*	15	-	-	141	462(10)	**807**
Mr LF Power	66	8	*74*	9	88	-	*88*	5	-	-	38	600(10)	**814**
Mr RJ Wagstaffe	77	6	*83*	16	10	-	*10*	6	-	-	38	-	**153**
Total remuneration	6,237	496	*6,733*	267	4,696	275	*4,971*	867	-	171	2,055	1,192	**16,256**

Refer to section (c) below for details of Notes (1) - (10) referencing in the above table 2.5(a).

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report (continued)

(b) Remuneration of executives for the IAG Group for the prior financial year ended 30 June 2004 was:

	Primary benefits							Post-employment benefits		Equity compensation		Other benefits	Total
	Cash Salary (1)	Non-monetary benefits (2)	Base salary (Sub-total of (1) & (2))	Leave accruals (3)	Short term incentive (4)	Long-term incentive plan (5)	Incentives (Sub-total of (4) & (5))	Superannuation (6)	Retirement benefits	Value of bonus equity share plan (7)	Value of PSRs/PARs granted (8)	Other benefits	
2004	$000	$000	$000		$000	$000	$000	$000	$000	$000	$000	$000	$000
CEO and Managing Director													
Mr MJ Hawker	1,107	5	*1,112*	21	800	-	*800*	146	-	-	388	-	2,967
Current executives													
Ms KL Baylis	380	76	*456*	29	242	-	*242*	60	-	-	134	-	[illegible]
Mr IF Brown	581	142	*723*	17	185	40	*225*	92	-	185	136	-	1,378
Mr AM Coleman	529	5	*534*	(1)	325	-	*325*	69	-	-	153	-	1,080
Mr DA Issa	452	5	*457*	36	264	-	*264*	60	-	-	78	-	895
Mr RJ Jackson	458	63	*521*	(4)	350	254	*604*	88	-	-	18	-	1,227
Ms SJ Mostyn	449	5	*454*	28	235	-	*235*	59	-	-	123	-	899
Mr DRA Pearce	434	34	*468*	(8)	240	37	*277*	61	-	-	127	-	925
Mr MJ Pirone	438	38	*476*	8	183	32	*215*	61	-	46	127	-	933
Mr LF Power	389	50	*439*	32	352	-	*352*	32	-	-	30	-	885
Mr DJP Smith	529	-	*529*	5	355	30	*385*	70	-	-	131	124[9]	1,244
Mr G Venardos	561	36	*597*	31	392	42	*434*	77	-	-	175	-	1,314
Mr RJ Wagstaffe	463	39	*502*	48	390	-	*390*	36	-	-	30	-	1,006
Total remuneration	6,770	498	*7,268*	242	4,313	435	*4,748*	911	-	231	2,150	124	15,674

Refer to section (c) below for details of Notes (1) - (9) referencing in the above table 2.5(b).

Remuneration Report (continued)

(c) Details of notes (1) to (10) used in tables in sections 2.5 (a) and (b)

(1) Salary represents amounts paid in cash during the financial year.
(2) Non-monetary benefits are valued in accordance with the cost to IAG for provision of cars, parking and related fringe benefits tax on a salary sacrifice basis.
(3) Leave accruals includes annual leave and long service leave accruals as determined in accordance with AASB 1028: Employee benefits.
(4) Short term incentive to be settled in cash for the current performance period accrual and prior performance periods over or under accruals.
(5) Long term incentive to be settled in cash from the IMA long term incentive plan. The amount reflects a pro-rata accrual made during the period, based on expected satisfaction of performance hurdles.
(6) Superannuation includes the employer's contributions which are recognised on a deemed basis, as for 11 months of 2005 (full year of 2004) the employer was on a contribution holiday.
(7) Executives may elect to receive some of their short term incentive in the form of IAG shares rather than cash through participation in the Bonus Equity Share Plan, which vests immediately and is valued in accordance with the market value of IAG shares at grant date. Refer to note 30 (c)(i) for details.
(8) The value of Performance Share Rights ("PSRs" – related to unissued shares) and Performance Award Rights ("PARs" – related to issued shares) granted in the above table is different to the amount reported in the 2004 financial report. This is due to the change in valuation method applied in line with the introduction of AASB 1046: Amendment to Accounting Standards AASB 1046A. This results in a total reduction of $627,000. An allocated portion of unvested PSRs and PARs is included in the total remuneration disclosure above. To determine these values the Monte Carlo model has been applied. The valuation takes into account the exercise price of the PSRs/PARs, life of the PSRs/PARs, current price of IAG shares, expected volatility of the IAG share price, expected dividends, risk free interest rate, the performance of the shares in the Peer Group of companies, early exercise and non transferability, and turnover.
(9) Represents an accommodation allowance on relocation to Auckland in New Zealand.
(10) Represents termination payments made.

Remuneration Report (continued)

2.6 At Risk Remuneration

(a) Total remuneration for executives is comprised of "at risk" and "not at risk" remuneration. Base salary and superannuation is "not at risk", while short term incentives and long term incentives are "at risk". The percentage of total remuneration that is "at risk" for the executives is set out below:

Name	Total remuneration	Short term incentives	Long term incentives (IMA LTI/PSRs/PARs)	Percentage of remuneration at risk
	$000	$000	$000	%
Mr MJ Hawker	3,264	1,270	614	58
Mr IF Brown	1,298	342	127	36
Mr AM Coleman	1,227	434	145	47
Mr DA Issa	1,191	476	125	50
Mr RJ Jackson	1,529	402	384	51
Ms SJ Mostyn	1,119	366	167	48
Mr DRA Pearce	895	230	110	38
Mr MJ Pirone	1,338	520	135	49
Mr DJP Smith	1,177	202	135	29
Mr G Venardos	1,444	451	171	43

(b) Short term incentives

The portion of the short term incentives that either vested or were forfeited during the year cannot be determined as no maximum or target amount is set. Executives may be paid a short term incentive based on IAG's performance and their own performance. The amount of short term incentive paid to an executive is recommended by the CEO and approved by the NRSC. The amount of short term incentive paid to the CEO is recommended by the NRSC and approved by the Board.

(c) Long term incentives

For each grant of PSRs/PARs included in the tables as listed in section 2.2(d), the percentage of the PSRs/PARs that vested in the financial year and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the forfeited rights are payable in future years.

	PSRs Plan - Series 5		PSRs Plan – Series 6		PARs Plan – Series 1		PARs Plan – Series 2		PARs Plan – Series 3	
Last Financial Year Exercisable	2011/2012		2011/2012		2012/2013		2013/2014		2014/2015	
Name	Vest %	Forfeit %	Vest %	Forfeit %	Vest %	Forfeit %	Vest %	Forfeit %	Vest %	Forfeit %
Mr MJ Hawker	100	-	-	-	-	-	-	-	-	-
Mr IF Brown	-	-	-	-	-	-	-	-	-	-
Mr AM Coleman	-	-	-	-	-	-	-	-	-	-
Mr DA Issa	-	-	-	-	-	-	-	-	-	-
Mr RJ Jackson	-	-	-	-	-	-	-	-	-	-
Ms SJ Mostyn	-	-	100	-	-	-	-	-	-	-
Mr DRA Pearce	-	-	-	-	-	-	-	-	-	-
Mr MJ Pirone	-	-	-	-	-	-	-	-	-	-
Mr DJP Smith	-	-	-	-	-	-	-	-	-	-
Mr G Venardos	-	-	-	-	-	-	-	-	-	-

It is not practical to provide an estimate of the maximum possible total value of long term incentives that may vest in future years because the value is directly linked to the IAG share price at the time of vesting. The minimum possible total value of long term incentives is zero.

Remuneration Report (continued)

2.7 Long Term Incentives – PARs and PSRs

Rights under the PARs Plan and PSRs Plan were issued by the group and used as long term incentives. Refer to sections 2.2 (d)(i) for further details.

The following sections provided details movements in PARs and PSRs for each executive during the financial year ended 30 June 2005.

(a) PARs

(i) The Group has issued PARs to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive an ordinary share per PAR, by paying the exercise price of $1 per tranche of PARs exercised, subject to a specific performance hurdle being met. Refer to section 2.2 (d)(i) for details of the performance hurdle.

Following are details of the number of PARs granted to each executive during the financial year ended 30 June 2005:

	Grant date	Date first exercisable	Last expiry date	Value per PAR at grant date $	Number of PARs granted during the year Number
CEO and Managing Director:					
Mr MJ Hawker	30/11/2004	28/09/2007	30/11/2014	2.718	500,000
Current executives:					
Mr IF Brown	17/09/2004	28/09/2007	17/09/2014	2.715	60,000
Mr AM Coleman	17/09/2004	28/09/2007	17/09/2014	2.715	81,000
Mr DA Issa	17/09/2004	28/09/2007	17/09/2014	2.715	71,000
Mr RJ Jackson	17/09/2004	28/09/2007	17/09/2014	2.715	81,000
Ms SJ Mostyn	17/09/2004	28/09/2007	17/09/2014	2.715	66,000
Mr DRA Pearce	17/09/2004	28/09/2007	17/09/2014	2.715	47,000
Mr MJ Pirone	17/09/2004	28/09/2007	17/09/2014	2.715	81,000
Mr DJP Smith	17/09/2004	28/09/2007	17/09/2014	2.715	71,000
Mr G Venardos	17/09/2004	28/09/2007	17/09/2014	2.715	92,000
					1,150,000

Ms Baylis, Mr Power and Mr Wagstaffe who ceased employment during the year did not receive any grant of PARs.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report (continued)

(ii) Following is a summary of the movements in total number of PARs on issue by each executive:

	PARs on issue 1 Jul 2004 Number	PARs granted during the year Number	PARs exercised during the year [1] Number	PARs lapsed during the year Number	PARs on issue 30 Jun 2005 Number
CEO and Managing Director:					
Mr MJ Hawker	700,000	500,000	-	-	1,200,000
Current executives:					
Mr IF Brown	161,716	60,000	-	-	221,716
Mr AM Coleman	177,195	81,000	-	-	258,195
Mr DA Issa	152,177	71,000	-	-	223,177
Mr RJ Jackson	80,451	81,000	-	-	161,451
Ms SJ Mostyn	148,307	66,000	-	-	214,307
Mr DRA Pearce	149,232	47,000	-	-	196,232
Mr MJ Pirone	158,881	81,000	-	-	239,881
Mr DJP Smith	167,167	71,000	-	-	238,167
Mr G Venardos	213,048	92,000	-	-	305,048
Total	2,108,174	1,150,000	-	-	3,258,174
Executives who ceased employment during the year:					
Ms KL Baylis	146,814	-	-	-	146,814
Mr LF Power	53,634	-	-	-	53,634
Mr RJ Wagstaffe	53,634	-	-	-	53,634
Total	254,082	-	-	-	254,082

(1) $1 per tranche of PARs is payable to exercise.

(iii) No PARs vested during the financial year ended 30 June 2005 or in prior years.

Remuneration Report (continued)

(b) PSRs

(i) The PSRs Plan was closed for issuing further PSRs from the financial year ended 30 June 2003. Following is a summary of the movements in total number of PSRs on issue by each executive:

	PSRs on issue 1 Jul 2004	PSRs exercised during the year (1)	PSRs lapsed during the year	PSRs on issue 30 Jun 2005	PSRs vested and exercisable 30 Jun 2005
	Number	Number	Number	Number	Number
CEO and Managing Director:					
Mr MJ Hawker	1,000,000	940,000	-	60,000	60,000
Current executives:					
Mr IF Brown	-	-	-	-	-
Mr AM Coleman	-	-	-	-	-
Mr DA Issa	-	-	-	-	-
Mr RJ Jackson	-	-	-	-	-
Ms SJ Mostyn	68,670	-	-	68,670	68,670
Mr DRA Pearce	-	-	-	-	-
Mr MJ Pirone	28,640	28,640	-	-	-
Mr DJP Smith	-	-	-	-	-
Mr G Venardos	-	-	-	-	-
Total	1,097,310	968,640	-	128,670	128,670
Executives who ceased employment during the year:					
Ms KL Baylis	85,837	85,837	-	-	-
Mr LF Power	-	-	-	-	-
Mr RJ Wagstaffe	-	-	-	-	-
Total	85,837	85,837	-	-	-

(1) The exercise price was $1 per tranche of PSRs. Nil remains unpaid per issued share acquired. For each PSR exercised, one ordinary IAG share was issued.

Remuneration Report (continued)

(c) Analysis of movements in PARs and PSRs

Following is a summary of the movement during the financial year, by value, of PARs and PSRs by each executive:

	Total value of PARs granted during the year (1) $000	Total value of PSRs exercised during the year (2) $000	Total value PARs and PSRs that lapsed during the year (3) $000	Total of (1) to (3) $000
CEO and Managing Director:				
Mr MJ Hawker	1,359	6,026	-	7,385
Current executives:				
Mr IF Brown	163	-	-	163
Mr AM Coleman	220	-	-	220
Mr DA Issa	193	-	-	193
Mr RJ Jackson	220	-	-	220
Ms SJ Mostyn	179	-	-	179
Mr DRA Pearce	128	-	-	128
Mr MJ Pirone	220	144	-	364
Mr DJP Smith	193	-	-	193
Mr G Venardos	250	-	-	250
Total	3,125	6,170	-	9,295
Executives who ceased employment during the year:				
Ms KL Baylis	-	517	-	517
Mr LF Power	-	-	-	-
Mr RJ Wagstaffe	-	-	-	-
Total	-	517	-	517

Notes:

(1) The value of PARs granted in the year is the fair value of the PARs calculated at grant date using a Monte Carlo model. The total value of the PARs granted is included in the table above. This amount is allocated to remuneration over the vesting period (ie in years 30 June 2005 to 30 June 2009)

(2) The PSRs exercised during the year by Mr Hawker, Mr Pirone and Ms Baylis were issued to them on 13 December 2001, 21 December 2000 and 5 March 2002, respectively. The respective values at grant date were allocated to their remuneration during the three years' vesting period between 30 June 2001 to 30 June 2004. PSRs are exercisable only if a performance hurdle is reached in relation to IAG's TSR. IAG's TSR measured from December 2001 to June 2005 was at the 75th percentile compared to the TSR of companies in the S&P/ASX 100 index.

The value of PSRs exercised during the year is calculated as the weighted average of the prices at which IAG shares were traded over 5 days before and including date of exercise after deducting the $1 exercise price per tranche of PSRs exercised.

(3) No PARs or PSRs lapsed during the year.

Remuneration Report (continued)

3 Non-executive Directors

3.1 Remuneration Policy

Remuneration for Non-executive Directors is set according to external advice. As with executive remuneration, the remuneration for Non-executive Directors should:

- be sufficiently competitive to attract and retain a high calibre of Non-executive Director; and
- be consistent with IAG's values.

The aggregate limit of remuneration is approved by shareholders, and, currently, the maximum approved amount is $1.5 million per annum. The aggregate annual remuneration is inclusive of employer superannuation contributions paid by IAG on behalf of Non-executive Directors.

The Board has agreed that each Non-executive Director should take a minimum of 20% and up to a maximum of 90% of their annual base fee (at the time shares are allocated), on a fee sacrifice basis, in the form of IAG shares provided under the Non-Executive Directors' Share Plan, which was approved by shareholders on 13 November 2002. IAG shares are purchased by the trustee on market and allocated to directors in December each year. Non-executive Directors may elect to restrict the disposal of these shares for a minimum period of one year and up to 10 years or until the Director retires. No other equity-based remuneration is available to Non-executive Directors.

The current elements of Non-executive Director remuneration are:

Board / Committee	Role	Fee
IAG Board	Chairman Director	$300,000 (includes committee fees*) $100,000
Audit Committee	Chairman Member	$18,000 $12,000
Risk Management & Compliance Committee	Chairman Member	$18,000 $12,000
Nomination, Remuneration & Sustainability Committee	Member	$12,000

* *The Chairman does not receive additional fees for serving on the Nomination, Remuneration & Sustainability Committee or for serving as a director of IAG Re Limited. The Chairman is, however, paid a fee for his role as Chairman of Insurance Manufacturers of Australia Pty Limited, a 70% owned subsidiary of IAG.*

In addition, IAG pays a superannuation contribution of 9% of a Director's fees into a superannuation fund nominated by the Director. Directors' fees and superannuation contributions are paid monthly.

IAG has a Non-executive Directors' Expenses policy. Under this policy IAG reimburses expenses reasonably incurred by Directors in connection with the discharge of their duties.

3.2 Increase to Director's Fees

Following an independent review of the remuneration of Non-executive Directors conducted recently, it is proposed that the maximum aggregate remuneration payable to the Non-executive Directors be increased from $1,500,000 to $2,000,000 per annum. Shareholders will be asked to approve this increase in aggregate remuneration at the 2005 Annual General Meeting.

The proposed increase takes account of the growth in board remuneration to reflect market movements and to provide the capacity to ensure that IAG can retain the best people to drive corporate performance and to deliver appropriate returns to shareholders.

The aggregate annual remuneration for Non-executive directors of $1,500,000 has not changed since being determined in 2000 upon demutualisation of Insurance Australia Limited (formerly NRMA Insurance Limited, a wholly owned subsidiary of IAG). Since that time, IAG has grown significantly:

- Gross written premium from $2.6 billion to $6.6 billion;
- Insurance profit from $110 million to $1,000 million;
- Total assets from $12.1 billion to $17.1 billion; and
- Employees from 5,338 to 11,502 measured as full time equivalent basis.

Remuneration Report (continued)

In addition, since 2000 the demands of directors of listed companies and in particular, general insurance companies, have increased through a plethora of corporate legislation and regulation and the ensuing complexities for a general insurance business, as well as from community expectations of exemplary corporate behaviour and standards. The duties and responsibilities of Non-executive directors have expanded significantly in response to these demands.

The Board has obtained independent advice on board remuneration from Egan Associates who have assessed the remuneration for the Company's Non-executive Directors in comparison with the level of Non-executive Director remuneration payable by companies of comparable size. In accordance with the independent advice, the Board has determined that fees payable to Non-executive Directors should be increased with effect from 1 July 2005 as follows:

Board / Committee	Role	Fee
IAG Board	Chairman Director	$360,000 (includes committee fees) $120,000
Audit Committee	Chairman Member	$30,000 $15,000
Risk Management & Compliance Committee	Chairman Member	$30,000 $15,000
Nomination, Remuneration & Sustainability Committee	Member	$15,000

The current maximum annual aggregate remuneration of $1,500,000 would be insufficient to enable IAG to pay these increased fees to the Non-executive Directors for a full year and would limit IAG's capacity to pay fees to attract and retain suitable candidates for the Board.

3.3 Performance

Directors' performance is subject to evaluation by the Chairman at least every two years, by discussion between the Chairman and the individual Director. In these discussions, the individual Directors also evaluate the Chairman's performance. Performance measures for Directors considered by the Chairman and Board include:

- contribution of the Director to Board teamwork;
- contribution to debates on significant issues and proposals;
- advice and assistance given to management;
- in the case of the Chairman's performance, the fulfilment of his or her additional role as Chairman; and
- input regarding regulatory, industry and social developments surrounding the business.

The Nomination, Remuneration & Sustainability Committee has responsibility for coordinating the Board's review of the Chairman's performance.

A review of the performance of individual Directors was conducted in June 2005 with assistance and input from an independent expert on board performance.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Remuneration Report (continued)

3.4 Remuneration Details

(a) Remuneration of Non-executive Directors for the financial year ended 30 June 2005 was:

	Primary benefits		Post-employment benefits		Equity compensation	
	Board fees received as cash	Committee fees	Superannuation	Retirement benefits	Board fees received as IAG Shares	Total
2005	$000	$000	$000	$000	$000	$000
Mr JA Strong(i)	280	-	39	-	150	469
Ms YA Allen(ii)	52	8	6	-	12	78
Mr JF Astbury	80	30	12	-	20	142
Mr GA Cousins	80	12	10	-	20	122
Ms DG Fisher(iii)	18	4	4	259	18	303
Mr ND Hamilton(iv)	10	19	11	-	90	130
Ms AJ Keating(v)	29	8	4	250	7	298
Mr RA Ross	50	30	12	-	50	142
Mr B Schwartz(vi)	37	6	5	-	13	61
Total remuneration	636	117	103	509	380	1,745

Notes:

(i) Mr Strong received $130,000 for his service as Chairman of the Board of Insurance Manufacturers of Australia Pty Limited ("IMA").

(ii) Ms Allen was appointed to the Board on 10 November 2004.

(iii) Ms Fisher retired from the Board on 10 November 2004.

(iv) Mr Hamilton received $7,000 for his services as Director of Mutual Community General Proprietary Limited ("MCGI"), a 51% owned controlled entity of IAG.

(v) Ms Keating retired from the Board on 10 November 2004. During the period, Ms Keating also received $4,000 for her services as Director of MCGI.

(vi) Mr Schwartz was appointed to the Board on 1 January 2005.

(b) Remuneration of Non-executive Directors for the prior financial year ended 30 June 2004 was:

	Primary benefits		Post-employment benefits		Equity compensation	
	Board fees received as cash	Committee fees	Superannuation	Retirement benefits	Board fees received as IAG Shares	Total
2004	$000	$000	$000	$000	$000	$000
Mr JA Strong(i)	264	2	39	-	131	436
Mr JF Astbury	77	29	12	-	18	136
Ms MC Callaghan(ii)	8	2	2	269	3	284
Mr GA Cousins	77	12	10	-	18	117
Ms M Easson(ii)	9	2	1	276	2	290
Ms DG Fisher	39	12	10	-	55	116
Mr ND Hamilton	16	30	11	-	79	136
Ms AJ Keating	77	24	11	-	17	129
Mr RA Ross	51	29	11	-	44	135
Total remuneration	618	142	107	545	367	1,779

Notes:

(i) Mr Strong received $110,000 for his service as Chairman of the Board of IMA.

(ii) Ms MC Callaghan and Ms M Easson retired from the Board on 1 September 2003.

Remuneration Report (continued)

3.5 Retirement Benefits

IAG decided to freeze the operation of the Non-executive Director retirement benefit scheme adopted by IAG in 2001 with effect from 1 September 2003.

The terms of the retirement benefits scheme provided for:

(i) Any Non-executive Director of IAG who had completed five years' continuous service with the IAG (including service with any subsidiaries) at the date of retirement, a retirement benefit equivalent to the last three years' Directors' fees, employer superannuation contributions, committee fees and fees for extra services received from IAG and its subsidiaries.

(ii) A pro-rata retirement benefit for Non-executive Directors who have completed at least three years' service but less than five years' service at the date of their retirement, based on a specified formula.

(iii) No retirement benefit to be paid to a Non-executive Director who had served for a period of less than three years.

IAG determined that the frozen retirement benefits would be calculated as follows:

(i) Non-executive Directors joining the Board from 1 September 2003 would have no retirement benefit;

(ii) For each current Non-executive Director who had served a minimum of three years, the retirement benefit was assessed as if they had retired at 31 August 2003; and

(iii) For a Non-executive Director with less than three years of service at 31August 2003, a retirement benefit was assessed as if they had three years of service as at that date, and then reduced on a pro-rata basis based on their uncompleted period of service as a proportion of three years. The retirement benefit was not subsequently payable to such a Non-executive Director if they had less than three years of service as a Non-executive Director at the date of their retirement.

Retirement benefits of $259,000 and $250,000 were paid to Ms Fisher and Ms Keating, respectively, following their retirements from the Board on 10 November 2004.

The following table sets out the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since then:

Name	Retirement benefit
	$000
Mr JA Strong	295
Mr JF Astbury	184
Mr GA Cousins	169
Mr ND Hamilton	248
Mr RA Ross	232

On retirement, Directors may also be entitled to be paid a benefit from their company funded superannuation. Such a benefit would be in addition to the Director's frozen retirement benefit.

No amounts have been accrued in the accounts of the Group for the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since, as the Board has not exercised its discretion to pay these retirement benefits.

4. Other Benefits

Remuneration does not include premiums paid by IAG for an insurance contract covering current and former Directors' and executives' liabilities and legal expenses incurred in respect of the relevant office, as the insurance policies do not specify premiums paid in respect of individual Directors and executives and the terms of contract specifically prohibited the disclosure of the premium paid. Insurance products provided by the Group are also available to all directors and executives on the same terms and conditions available to other employees.

During the financial year, the former Director (Mr N Whitlam) was paid additional retirement benefit payments for his period of service as chairman of IAG and its controlled entities. The payment amounted to approximately $207,000, inclusive of his company funded superannuation entitlements. Mr Whitlam was also paid interest on his entitlements.

Remuneration Report (continued)

5. Equity and debt instrument disclosure

(a) The relevant interest of each specified executive and their personally-related entities in ordinary shares of IAG are:

	Shares held at the beginning of the year	Shares granted as remuneration during the year	Shares received on exercise of PSR	Shares received on exercise of PAR	Net movement of shares due to other changes[2]	Total shares held at the end of the year	Shares held nominally at the end of the year [1]
Mr IF Brown	211,769	34,560	-	-	7,362	253,691	87,904
Mr AM Coleman	127,528	-	-	-	(61,632)	65,896	65,896
Mr DA Issa	-	-	-	-	-	-	-
Mr RJ Jackson	22,351	-	-	-	(15,000)	7,351	7,351
Ms SJ Mostyn	16,083	-	-	-	-	16,083	-
Mr DRA Pearce	7,806	-	-	-	-	7,806	7,806
Mr MJ Pirone	17,748	-	28,640	-	(15,000)	31,388	17,383
Mr DJP Smith	129,591	-	-	-	-	129,591	5,951
Mr G Venardos	146,978	-	-	-	(108,689)	38,289	34,403
Executives who ceased employment during the year:							
Ms KL Baylis	-	-	-	-	-	*	-
Mr LF Power	34,134	-	-	-	-	*	-
Mr RJ Wagstaffe	-	-	-	-	-	*	-

(1) Nominally held shares are included in the column headed total shares held at the end of the year. These shares are held by the specified executives' personally-related entities.

(2) Net movement of shares relate to acquisition and disposal transactions by the executives and their personally-related entities during the year.

* These three executives ceased employment during the financial year. Information on shares held only disclosed up to the date their cessation.

(b) Holdings of reset preference shares
No specified executives had any interest in reset preference shares at any time during the financial year.

(c) Holdings of reset exchangeable securities
No specified executives had any interest in reset exchangeable securities at any time during the financial year.

Remuneration Report (continued)

(d) Holdings of ordinary shares
The relevant interest of each Director and their personally-related entities in ordinary shares of IAG is:

							For Section 205G of the Corporations Act 2001	
	Shares held at the beginning of the year	Shares granted as remuneration during the year	Shares received on exercise of PSRs(4)	Net movement of shares due to other changes(3)	Total shares held at the end of the year	Shares held nominally at the end of the year (1)	Shares held directly at the end of the year(2)	Shares held indirectly at the end of the year(2)
Mr JA Strong	199,768	25,779	-	-	225,547	213,464	12,083	164,901
Ms YA Allen	*	3,437	-	1,385	4,822	4,822	-	3,437
Mr JF Astbury	48,335	3,437	-	-	51,772	41,689	10,083	41,689
Mr GA Cousins	168,252	3,437	-	-	171,689	21,689	150,000	21,689
Ms DG Fisher(5)	60,877	-	-	(56,078)	**	-	-	-
Mr ND Hamilton	65,277	15,467	-	-	80,744	75,927	4,817	75,927
Ms AJ Keating(5)	18,961	-	-	(18,252)	**	-	-	-
Mr RA Ross	145,507	8,593	-	-	154,100	51,543	102,557	48,646
Mr B Schwartz	*	3,906	-	-	3,906	3,906	-	3,906
Mr MJ Hawker	205,857	-	940,000	26,252	1,172,109	22,050	1,150,059	-

(1) Nominally held shares are included in the column headed total shares held at the end of the year. These shares include shares held in the Non- executive Directors' Share Plan and shares held by Directors' personally-related entities.

(2) This represents the relevant interest of each Director in ordinary shares issued by the Company, as notified by the Directors to the Australian Stock Exchange in accordance with section 205G of the Corporations Act 2001. Trading in IAG shares is covered by the restrictions which limit the ability of an IAG Director to trade in the shares of the IAG Group where they are in a position to be aware, or are aware, of price sensitive information.

(3) Net movement of shares relate to acquisition and disposal transactions by the Directors and their personally-related entities during the year. For the Directors appointed during the year, being Ms YA Allen and Mr B Schwartz, these movements included their holdings as at appointment date.

(4) Non-executive Directors are not eligible to participate in the PSR Plan.

* Ms Allen and Mr Schwartz were appointed on 10 November 2004 and 1 January 2005, respectively. Shares held before their appointments (if any) were classified as acquired during the period in the column – net movement of shares due to other changes in the table above.

** Ms Fisher and Ms Keating retired on 10 November 2004. Information on shares held is only disclosed up to the date of their retirement.

(e) Holdings of reset preference shares
No Directors had any interest in reset preference shares at any time during the financial year.

(f) In respect of the relevant interest of each Director and their personally-related entities in reset exchangeable securities ("RES") of IAG Finance (New Zealand) Limited , other than Mr Hawker, no other Directors held any RES directly or through their personally-related entities.

					For Section 205G of the Corporations Act 2001	
	RES held at the beginning of the year	Net movement of RES due to other changes	Total RES held at the end of the year	RES held nominally at the end of the year (1)	RES held directly at the end of the year(2)	RES held indirectly at the end of the year(2)
Mr MJ Hawker	-	1,000	1,000	1,000	-	1,000

(1) Nominally held RES are included in the column headed total RES held at the end of the year. These RES are indirectly held by Directors' personally-related entities.

(2) This represents the relevant interest of each Director in RES issued by IAG Finance (New Zealand) Limited, as notified by the Directors to the Australian Stock Exchange in accordance with section 205G of the Corporations Act 2001. Trading in RES is covered by the IAG Group's Continuous Disclosure & Insider Trading Policy.

Rounding of amounts

Unless otherwise stated, amounts in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 (as amended by class order 04/667 dated 15 July 2004) issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 19th of August 2005 in accordance with a resolution of the Directors.

.... Director

.... Director

KPMG

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of Insurance Australia Group Limited ("IAG")

I declare that both the Firm and I were and remain independent in accordance with professional rules and statutory requirements on auditor independence in relation to the audit for the financial year ended 30 June 2005 ("the audit").

In making this declaration I draw your attention to a contravention of Section 324CF(2) of Corporations Act 2001 ("the Act") which requires disclosure in terms of Section 307C.

During the six months to 30 June 2005 a tax partner in the Sydney office of KPMG was made aware by IAG (through the process of advising a change in address) that he had been allocated 847 shares in IAG by virtue of the demutualisation. Dividends owing to him amounted to $559.

The shareholding was identified by the Firm's internal control system. The partner, who has never worked in any capacity on IAG, has since disposed of these shares.

To the best of my knowledge and belief, in relation to the audit the only matter which requires disclosure in relation to auditor independence requirements as set out in the Act or any applicable code of professional conduct is the situation described above.

KPMG

KPMG

Dr Andries B Terblanché
Partner

Sydney
19th August 2005

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2005

	Notes	PARENT 2005 $m	PARENT 2004 $m	CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
Premium revenue	2(a)	-	-	**6,561**	6,265
Reinsurance expense	3	-	-	**(417)**	(402)
Net premium revenue		-	-	**6,144**	5,863
Claims expense	3	-	-	**(4,729)**	(4,365)
Reinsurance and other recoveries	2(a)	-	-	**660**	550
Net claims expense	9(a)	-	-	**(4,069)**	(3,815)
Acquisition costs	3	-	-	**(1,075)**	(1,029)
Other underwriting expenses	3	-	-	**(339)**	(318)
Fire service levies	3	-	-	**(177)**	(153)
Underwriting expenses		-	-	**(1,591)**	(1,500)
Underwriting profit [(i)]			-	**484**	548
Investment revenue	2(b)	**585**	876	**1,055**	813
Other operating revenue	2(c)	-	-	**178**	286
Borrowing costs expense		-	-	**(69)**	(57)
Corporate, administration and other expenses	3	-	-	**(390)**	(438)
Profit from ordinary activities before income tax	4	**585**	876	**1,258**	1,152
Income tax credit / (expense)	5	**2**	-	**(379)**	(346)
Net profit		**587**	876	**879**	806
Net profit attributable to outside equity interests		-	-	**(119)**	(141)
Net profit attributable to shareholders of Insurance Australia Group Limited		**587**	876	**760**	665
Non-owner transaction changes in equity:					
Net exchange difference on translation of financial reports of foreign controlled entities		-	-	**(1)**	(3)
Total changes in equity from non-owner related transactions attributable to the shareholders of the parent entity		**587**	876	**759**	662

	Notes	CONSOLIDATED 2005 cents	CONSOLIDATED 2004 cents
Basic earnings per ordinary share	7(a)	**45.89**	37.87
Basic earnings per reset preference share	7(b)	**533.09**	532.30
Diluted earnings per ordinary share	7(a)	**45.83**	37.74

Note:

(i) Underwriting profit comprises:	2005 $m	2004 $m
Net premium revenue	**6,144**	5,863
Net claims expense	**(4,069)**	(3,815)
Underwriting expenses	**(1,591)**	(1,500)
	484	548

The above statements of financial performance are to be read in conjunction with the notes to the financial statements.

INSU[redacted]ROUP LIMITED AND CONTROLLED ENTITIES

S[redacted]NANCIAL POSITION AS AT 30 JUNE 2005

	Notes	PARENT 2005 $m	PARENT 2004 $m	CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
Assets					
Cash assets	26	1	1	456	424
Investments	13	-	-	10,375	9,686
Premium receivable		-	-	1,710	1,606
Other receivables	14	-	-	654	742
Amounts receivable from related bodies corporate		215	162	-	-
Current tax assets		-	-	4	-
Loans to related bodies corporate		25	5	-	-
Reinsurance and other recoveries receivable	10	-	-	1,053	915
Inventories		-	-	2	2
Property, plant and equipment	15	-	-	258	231
Prepayments		-	-	70	63
Deferred levies and charges		-	-	105	104
Deferred reinsurance expense		-	-	194	184
Deferred acquisition costs	11	-	-	621	558
Deferred tax assets	16	239	246	264	296
Investment in joint ventures and associates		-	-	3	7
Intangible assets	17	-	-	7	18
Investment in controlled entities		4,617	4,557	-	-
Goodwill	18	-	-	1,371	1,455
Total assets		5,097	4,971	17,147	16,291
Liabilities					
Payables	19	1	-	915	937
Amounts payable to related bodies corporate		73	11	-	-
Loans from related bodies corporate		324	456	-	-
Restructuring provision	20	-	-	11	29
Current tax liabilities		140	143	193	222
Unearned premium liability	12	-	-	3,586	3,472
Employee benefits provision	30	-	-	206	188
Deferred tax liabilities		119	66	163	99
Outstanding claims liability	9(c)	-	-	6,840	6,327
Interest-bearing liabilities	21	-	-	793	793
Total liabilities		657	676	12,707	12,067
Net assets		4,440	4,295	4,440	4,224
Equity					
Contributed equity	24(a)	3,802	3,802	3,802	3,802
Foreign currency translation reserve	24(b)	-	-	(6)	(5)
Retained profits / (accumulated losses)	24(c)	638	493	59	(259)
Equity attributable to shareholders of Insurance Australia Group Limited		4,440	4,295	3,855	3,538
Outside equity interests in controlled entities	24(d)	-	-	585	686
Total equity	24	4,440	4,295	4,440	4,224

The above statements of financial position are to be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMIT[redacted]NTITIES

STATEMENTS OF CASH FLOWS FC[redacted]JNE 2005

	Notes	PARENT 2005 $m	PARENT 2004 $m	CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
Cash flows from operating activities					
Premium received		-	-	**6,610**	6,578
Reinsurance and other recoveries received		-	-	**452**	458
Claims costs paid		-	-	**(4,179)**	(4,168)
Reinsurance expense paid		-	-	**(394)**	(474)
Dividends received		**585**	811	**88**	72
Interest and similar items received		-	-	**470**	454
Borrowing costs paid		-	-	**(62)**	(46)
Income taxes refund		-	-	**4**	16
Income taxes paid		**(154)**	(49)	**(315)**	(139)
Other operating receipts		-	-	**1,036**	1,094
Other operating payments		-	-	**(2,813)**	(2,676)
Net cash provided by operating activities	25	**431**	762	**897**	1,169
Cash flows from investing activities					
Net cash flows on acquisition of controlled entities	27(a)	-	(287)	**(7)**	-
Net cash flows on disposal of controlled entities	27(b)	-	220	-	(45)
Return of capital by a controlled entity		-	285	-	-
Proceeds from disposal of investments and property, plant and equipment		-	-	**19,987**	23,034
Outlays for investments and property, plant and equipment acquired		**(60)**	(466)	**(20,126)**	(23,758)
Repayment of premium funding loans		-	-	**375**	285
Advances of premium funding loans		-	-	**(414)**	(300)
Net cash used in investing activities		**(60)**	(248)	**(185)**	(784)
Cash flows from financing activities					
Outlays for share buy-back inclusive of costs		-	(417)	-	(417)
Outlays for return of capital to outside equity interests		-	-	-	(56)
Proceeds from issues of trust units		-	-	**2,035**	948
Outlays for redemption of trust units		-	-	**(2,163)**	(567)
Proceeds from issue of reset exchangeable securities, net of transaction costs		-	-	**537**	-
Outlays to acquire Portfolio (see note 1(aa))		-	-	**(550)**	-
Proceeds from other borrowings inclusive of costs		**71**	184	**9**	671
Repayment of borrowings		-	-	**(9)**	(815)
Dividends paid to IAG shareholders	8	**(442)**	(282)	**(442)**	(282)
Dividends paid to outside equity interests		-	-	**(96)**	(72)
Net cash used in financing activities		**(371)**	(515)	**(679)**	(590)
Net increase / (decrease) in cash held		-	(1)	**33**	(205)
Effects of exchange rate changes on balances of cash held in foreign currencies		-	-	**(1)**	3
Cash at the beginning of the financial year		**1**	2	**424**	626
Cash at the end of the financial year	26	**1**	1	**456**	424

The above statements of cash flows are to be read in conjunction with the notes to the financial statements.

Index

For ease of reference we provide here an index of the notes to the financial statements showing those relevant to the consolidated financial statements and those relevant to the Company's financial statements.

n/a – not applicable

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

Note 1. Summary of significant accounting policies

(a) Basis of preparation of financial report

This general purpose financial report has been prepared in accordance with Corporations Act 2001, applicable Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Australian Stock Exchange Listing Rules, except as described in note 24(c)(i). These financial statements are presented in Australian Dollars.

The accounting policies adopted in the preparation of this financial report have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year unless otherwise mentioned. Except for certain assets, which, as noted in the financial statements, are measured at fair value, the financial statements have been prepared on the basis of historical cost.

The statement of financial position has been prepared using the liquidity format of presentation and differs from the presentation as disclosed in the 30 June 2004 Annual Financial Report. The change has been made as it is considered more meaningful to emphasise the importance of liquidity to the users of the financial report. Certain reclassifications have been made from the prior year's financial report to conform to the current year's presentation.

(b) Principles of consolidation

The consolidated financial report incorporates the assets and liabilities of all entities controlled by Insurance Australia Group Limited as at 30 June 2005 and the results of all controlled entities for the period then ended. Where an entity either began or ceased to be controlled during the financial year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions between group entities are eliminated on consolidation.

Outside equity interests represent the equity interests held by external parties in controlled entities of the IAG Group and are shown as a separate item in the consolidated financial statements.

(c) Premium revenue

Premium revenue comprises amounts charged to policyholders including fire service levies, but excluding stamp duties and taxes collected on behalf of third parties. Premium is recognised as earned from the date of attachment of risk over the period of the related insurance contracts in accordance with the pattern of the incidence of risk expected under the contracts. The pattern of the risks underwritten is generally matched by the passing of time. Premium on unclosed business (business written close to reporting date where attachment of risk is prior to reporting date and there is insufficient information to accurately identify the business) is brought to account based on previous years' experience with due allowance for any changes in the pattern of new business and renewals. The unearned portion of premium is recognised as an unearned premium liability on the statement of financial position.

Premium receivable is stated at the amount due and is normally settled between 30 days and 12 months. The collectibility of debt is assessed and provision is made for doubtful debts having regard to past default experience.

(d) Outwards reinsurance

Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Accordingly, a portion of outwards reinsurance premium is treated as a prepayment and recorded as deferred reinsurance expense in the statement of financial position at the reporting date.

(e) Claims

The outstanding claims liability includes the estimated cost of all unsettled claims, which includes claims incurred but not yet reported, the anticipated direct and indirect costs of settling these claims and an appropriate risk margin, based on the advice of the Group's Approved Actuary. The liability is measured as the present value of the estimated ultimate cost of settling claims and takes into account the effect on the ultimate claim size of future inflation as well as increases in the real levels of compensation awarded by the courts. In determining the liability, allowance is also made for future investment earnings. Details of the discount and inflation rates used are included in note 9.

Claims expense represents claim payments adjusted for movement in the outstanding claims liability.

The estimation of the outstanding claims liability is the IAG Group's most critical accounting estimate. The IAG Group takes all reasonable steps to ensure that it has appropriate information regarding its claims exposures. However, given the uncertainty in establishing the liability, it is likely that the final outcome will be different from the original liability established.

Note 1. Summary of significant accounting policies (continued)

(f) Reinsurance and other recoveries

Reinsurance and other recoveries on paid claims, reported claims not yet paid and incurred claims not yet reported are recognised as revenue. Recoveries receivable are measured as the present value of the expected future receipts, after provisioning for doubtful debts, calculated on the same basis as the outstanding claims liability. Details of the discount and inflation rates used are included in note 10.

(g) Acquisition costs

Costs associated with obtaining and recording general insurance contracts are referred to as acquisition costs. These costs include advertising expenses, commissions or brokerage paid to agents or brokers, premium collection costs, risk assessment costs and other administrative costs.

Such costs are capitalised where they relate to unearned premium. The capitalised costs, or deferred acquisition costs, are amortised on the same basis as the earning pattern of the premium over the period of the related insurance contracts. Deferred acquisition costs are measured at the lower of cost and recoverable amount through the conduct of a loss recognition test such that when the sum of the expected future claims and associated settlements costs, in relation to business written to the reporting date, exceeds related unearned premium, the deferred acquisition costs are written down to recoverable amount and the write down is recognised as an expense. This test is conducted at the reporting entity level.

(h) Levies and charges

Levies and charges, for which the amount paid does not depend on the amounts collected, as is the case with fire service levies in Australia, are expensed on the same basis as the recognition of premium revenue. The portion relating to unearned premium is treated as a prepayment and recorded as deferred levies and charges. A liability for levies and charges payable is recognised on business written to the reporting date. Other levies and charges that are simply collected on behalf of third parties are not recognised in the statement of financial performance.

(i) Leased assets

The IAG Group leases certain premises, motor vehicles and computer equipment. Payments relating to operating leases, where the lessor effectively retains substantially all the risks and benefits of ownership of the leased items, are charged as an expense in the period in which they are incurred.

(j) Borrowing costs

Borrowing costs, being interest and other ongoing costs incurred in connection with the borrowing of funds, including foreign exchange differences, are expensed as incurred. Where interest rates are hedged or swapped, the borrowing costs are recognised net of any effect of the hedge or the swap. Transaction costs incurred in connection with the arrangement of borrowings are capitalised and amortised as borrowing costs expense over the lesser of the life of the borrowings or 5 years.

(k) Taxation

(i) Income tax

The IAG Group adopts the income statement liability method of tax effect accounting. Income tax is calculated on the operating result adjusted for permanent differences between taxable and accounting income. Any future income tax benefit relating to tax losses or other timing differences is not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation or beyond reasonable doubt of realisation, respectively. Income tax on net cumulative timing differences is set aside to the deferred income tax and future income tax benefit accounts at the tax rates which are expected to apply when those timing differences reverse. Deferred tax assets and liabilities are not discounted to present value.

Note 1. Summary of significant accounting policies (continued)

(k) Taxation (continued)

(ii) Tax consolidation
Insurance Australia Group Limited ("head entity") and its Australian resident wholly-owned subsidiaries adopted the tax consolidation legislation effective from 1 July 2002. The Company is the head entity and recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The tax-consolidated group has entered into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity for current tax assets and liabilities and movements in deferred tax balances arising from external transactions during the year.

Under the tax funding agreement, the contributions are calculated on a "stand alone taxpayer basis" so that the contributions are equivalent to the tax balances generated by external transactions entered into by each wholly-owned subsidiary. The contributions are payable as set out in the agreement and reflect the timing of the head entity's obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany receivables and payables with a consequential adjustment to income tax expense / credit.

(iii) Goods and services tax
Revenue, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the ATO is included as part of other receivables and payables in the statement of financial position. Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(l) Other receivables

Other receivables are stated at the amounts to be received in the future and are normally settled between 30 days and 12 months. The balance is not discounted because the effect of the time value of money is not material. The collectibility of debts is assessed and provision is made for doubtful debts having regard to past default experience.

(m) Investments

Investments comprise assets held to back insurance liabilities and assets that represent shareholders' funds. The IAG Group maintains segregated portfolios for those assets.

Investments are initially recorded at fair value (being cost of acquisition including transaction costs) and are subsequently measured at net market value (fair value less estimated costs to sell) at each reporting date. Changes in the net market value from the previous reporting date (or cost of acquisition, if acquired during the financial year) are recognised as revenue or expense in the statement of financial performance as investment gains and losses.

For listed securities, fair value is determined by reference to market quotations. For unlisted securities, fair value is determined by reference to a valuation based on current economic conditions and the latest available information on the particular securities.

Investment income, comprising dividends, trust distributions and interest, is brought to account on an accruals basis. Income on investment in equity securities and property trusts is deemed to accrue on the date the dividends/distributions are declared, which for listed equity securities is deemed to be the ex-dividend date.

(n) Investments in controlled entities

Investments in controlled entities are initially recorded at cost and are carried in the Company's financial statements at the lower of cost and recoverable amount. Income from these investments, comprising dividends and trust distributions, are brought to account on an accruals basis. Dividends are accrued on the date they are declared.

Note 1. Summary of significant accounting policies (continued)

(o) Derivatives

The IAG Group uses a variety of derivatives for the sole purpose of managing risk exposures of the IAG Group. Derivatives are not held for speculative purposes.

There is no Australian accounting standard setting out the measurement requirements for these financial instruments, and so the IAG Group accounts for them in accordance with developed market practice.

Investment operations:
All of the derivatives used in relation to the investment operations are recognised on the statement of financial position (disclosed together with the underlying instrument) at fair value with movements in fair value being recorded in the statement of financial performance. This matches the accounting for the derivatives with the accounting for the underlying investments.

The fair value is determined by reference to market quotes. Derivatives used in investments operations include share price index futures, equity swap agreements, exchange traded options and bank bill and bond futures.

Treasury operations:
There are various derivatives used by the IAG Group to hedge its exposure to foreign currency and interest rate movements in relation to treasury transactions (which include borrowings). These are:

Cross currency swaps - The IAG Group enters into cross currency swaps to hedge foreign currency borrowings. Interest receipts and payments on the swaps are charged to the statement of financial performance on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowing and are included within the interest expense on borrowings. Revaluation gains and losses are recognised in the statement of financial performance against the revaluation losses and gains of the underlying hedged items.

Interest rate swaps – The IAG Group enters into interest rate swaps to hedge its exposure to interest rate movements on its borrowings. The interest income and expense associated with the swap agreements are charged to the statement of financial performance on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowings. The net amounts receivable or payable are recognised in the statement of financial position on a daily basis over the term for which the swap arrangement is effective as a hedge of the underlying borrowings.

Forward foreign exchange contracts – The IAG Group enters into forward foreign exchange contracts to hedge foreign currency exposures recognised on its statement of financial position. The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. When recognised, the net receivables or payables are revalued using the foreign currency exchange rate current at reporting date.

Anticipated transactions – The IAG Group also uses derivatives in relation to anticipated transactions. Transactions are designated as a hedge of an anticipated specific acquisition of controlled foreign entities, or an anticipated transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred, and it is probable the anticipated transaction will occur. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs arising at the time of entering into the hedge, are deferred and included in the measurement of the transaction. Any gains or losses on the hedge transaction after the transaction date are included in the statement of financial performance. If the transaction does not occur as anticipated, the costs are immediately expensed.

(p) Property, plant and equipment

Plant and equipment is initially recorded at cost which is the fair value of consideration provided plus incidental costs directly attributable to the acquisition. All items of plant and equipment are carried at the lower of cost less accumulated depreciation and recoverable amount. Items of plant and equipment are depreciated using the straight line method at rates based on the expected useful lives of the assets taking into account estimated residual values. Depreciation rates and residual values are reviewed annually for appropriateness. The depreciation rates used currently for each class of asset are as follows:

Motor vehicles	12.5% - 20%
Office and other plant and equipment	6.67% - 40%

All land and buildings are measured at net market value at each reporting date based on independent valuations using market-based evidence. Changes in the net market value from the previous reporting date (or cost of acquisition, if acquired during the financial year) are recognised as revenue or expense in the statement of financial performance.

Note 1. Summary of significant accounting policies (continued)

(q) Goodwill

Acquisitions of a controlled entity or business are accounted for using the acquisition method. Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is amortised on a straight line basis over the period during which benefits are expected to arise subject to a maximum of 20 years. The recoverability of the carrying value of each of the components of goodwill is reviewed for impairment at each reporting date by determining the present value of projected net cash flows based on the five year business plans approved by management. Net cash flows beyond the five year period are extrapolated based on growth rates which are consistent with long-term industry averages. If the carrying value exceeds the recoverable amount, the carrying value is reduced through an impairment charge to the statement of financial performance.

(r) Intangible assets

Acquired intangible assets, representing mainly contractual rights, are initially recorded at their cost at the date of acquisition being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Intangible assets are amortised on a straight line basis over the period in which the related benefits are expected to be realised, being 3 to 6 years. The amortisation periods are subject to review annually. The recoverability of the carrying value of these assets is reviewed for impairment at each reporting date using the present value of the expected net cash flows. If the carrying value exceeds the recoverable amount, the carrying value is reduced through an impairment charge to the statement of financial performance.

(s) Trade and other creditors

Trade and other creditors are stated at the amounts to be paid in the future for goods or services received and are normally settled within 30 days. The balance is not discounted because the effect of the time value of money is not material.

(t) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries (including bonuses), annual leave and sick leave are recognised at the nominal amounts unpaid at the reporting date using remuneration rates that are expected to be paid when these liabilities are settled, including on-costs. A liability for sick leave is considered to exist only when it is probable that sick leave taken in the future will be greater than entitlements that will accrue in the future.

(ii) Long service leave
A liability for long service leave is recognised as the present value of estimated future cash outflows to be made for services provided by employees up to the reporting date. The estimated future cash outflows are discounted using interest rates on national government guaranteed securities which have terms to maturity that match, as closely as possible, the estimated future cash outflows. Factors which affect the estimated future cash outflows such as the expected future increases in remuneration rates, experience of employee departures and period of service, are incorporated in the measurement.

(iii) Share based incentive arrangements
The IAG Group provides share based remuneration in different forms to eligible employees and directors. The different arrangements are discussed in note 30. To satisfy IAG Group's obligations under the various share based remuneration plans, shares are generally bought on market at or near grant date of the relevant arrangement and held in trust. The cost of shares acquired is carried as a prepayment in the statement of financial position. This prepayment is expensed in full through the statement of financial performance generally over a period approximating the period during which the related employment services are provided.

There remains one plan, the Performance Share Rights Plan, which while now closed to new entitlements, has rights outstanding which if the relevant conditions are met and the rights vest, is satisfied through the provision of newly issued shares. There is no recognition of these rights in the financial statements until the rights are exercised and the shares are issued, at which time the shares are measured at cost and recognised as share capital in the statement of financial position.

(iv) Superannuation
The IAG Group contributes to both defined contribution and defined benefit superannuation plans. Contributions are reflected in the statement of financial performance as they fall due. The IAG Group contributes to the various superannuation plans in accordance with their governing rules and recommendations from their respective actuaries, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities over the longer term. Any surplus or deficit from defined benefit superannuation plans is not recognised in the statement of financial position.

Note 1. Summary of significant accounting policies (continued)

(u) Provision for dividends

Provision for dividends are made in respect of all types of contributed equity where the dividends are declared on or before the reporting date but have not yet been distributed at that date.

(v) Restructuring provision

A restructuring provision is recognised for the expected costs associated with restructuring where there is a detailed formal plan for restructure and a demonstrated commitment to that plan. The provision is based on the direct expenditure to be incurred which is both directly and necessarily caused by the restructuring, including termination benefits, decommissioning of information technology systems and exiting surplus premises, and does not include costs associated with the on-going activities of the IAG Group. The adequacy of the provision is reviewed regularly and adjusted if required.

Where the provision is established as part of the cost of an acquisition, and certain requirements are met, the amount is capitalised as goodwill. Provisions established under other circumstances are expensed. The provision is not discounted because the effect of the time value of money is not material.

(w) Interest-bearing liabilities

Senior term notes and subordinated term notes are stated at cost and have a residual contractual maturity of between 2 months to 10 years. Interest expense is brought to account on an accruals basis. Transaction costs are included as a prepayment and are amortised as borrowing costs expense over the lesser of the life of the borrowings or 5 years. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings (ie, the premium or discount) is expensed over the term of the liabilities as borrowing costs expense.

(x) Reset preference shares

The reset preference shares have no fixed maturity, are redeemable and convertible only at the option of IAG, dividends are at the Directors' discretion and have no cumulative dividend obligations. Accordingly, they are classified as equity with related distributions classified as dividends.

(y) Foreign currency

(i) Foreign currency transactions
Foreign currency transactions are initially translated into the reporting currency at the rates of exchange at the dates of the transactions. At reporting date, amounts payable to and by the IAG Group in foreign currencies are translated to Australian currency at rates of exchange current at reporting date. Resulting exchange differences are brought to account in the statement of financial performance except for those relating to controlled foreign entities and hedging transactions as per (ii) and (iii) below.

(ii) Translation of controlled foreign operations
The financial position and performance of controlled foreign entities are translated into Australian currency for inclusion in the IAG Group's consolidated financial report. The assets and liabilities are translated using reporting date exchange rates while equity items are translated using historical rates. The statements of financial performance are translated using weighted average rates for the reporting period. Exchange differences arising from the translations are recorded directly in the foreign currency translation reserve until the disposal, or part disposal, of a foreign operation.

The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

(iii) Hedge transactions
Derivatives are used to hedge the foreign exchange risk relating to certain transactions. Refer to note 1(o) for details of the relevant accounting policies.

(z) Earnings per share

(i) Basic earnings per share
Basic earnings per share is determined by dividing the earnings attributable to shareholders of the Company, excluding any costs of servicing equity (other than ordinary shares and reset preference shares classified as ordinary shares for basic earnings per share calculation purposes), by the weighted average number of shares of the Company outstanding during the financial year.

Note 1. Summary of significant accounting policies (continued)

(z) Earnings per share (continued)

(ii) Diluted earnings per share
Diluted earnings per share is determined by dividing the amount used in the calculation of basic earnings per share, adjusted by the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

(aa) Reset exchangeable securities

Reset exchangeable securities ("RES") are initially measured at face value plus transaction costs incurred in issuing the securities. Interest expense on the reset exchangeable securities is brought to account on an accruals basis and payable quarterly subject to the terms of issue. Transactions costs are disclosed separately as deferred borrowing costs and are amortised over 5 years from the date of issue. In the statement of financial position, the RES liability is offset against the investments purchased ("Portfolio") from the proceeds of RES, as there is a legal right of set-off and it is the IAG Group's intention to realise the Portfolio and settle the RES liability simultaneously.

	PARENT		CONSOLIDATED	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Note 2. Revenue				
Revenue from ordinary activities				
(a) General insurance revenue				
Direct gross written premium	**-**	-	**6,674**	6,421
Movement in unearned premium liability	**-**	-	**(112)**	(162)
Direct premium revenue	**-**	-	**6,562**	6,259
Inwards reinsurance premium revenue	**-**	-	**(1)**	6
Premium revenue	**-**	-	**6,561**	6,265
Reinsurance and other recoveries	**-**	-	**660**	550
Total general insurance revenue	**-**	-	**7,221**	6,815
(b) Investment revenue				
Dividend income	**585**	812	**96**	52
Interest income	**-**	-	**394**	420
Trust income	**-**	-	**15**	13
Total investment income	**585**	812	**505**	485
Changes in net market values of investments				
- Realised gains	**-**	64	**209**	116
- Unrealised gains	**-**	-	**341**	212
Total investment revenue	**585**	876	**1,055**	813
(c) Other operating revenue				
Fee based business revenue	**-**	-	**178**	216
Life insurance business revenue	**-**	-	**-**	70
	-	-	**178**	286
Proceeds from disposal of plant and equipment	**-**	-	**9**	9
Total other operating revenue	**-**	-	**187**	295
Total revenue from operating and ordinary activities	**585**	876	**8,463**	7,923

	CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
Note 3. Analysis of total expenses		
Expenses (excluding borrowing costs expense) disclosed on the face of the statements of financial performance:		
Reinsurance expense	**417**	402
Claims expense	**4,729**	4,365
Acquisition costs	**1,075**	1,029
Other underwriting expenses	**339**	318
Fire service levies	**177**	153
Corporate, administration and other expenses	**390**	438
Total expenses	**7,127**	6,705
Analysis of expenses by function:		
General insurance business expenses	**6,737**	6,267
Life insurance business expenses	**-**	52
Corporate and administration expenses	**390**	386
Total expenses	**7,127**	6,705

	Notes	PARENT 2005 $m	PARENT 2004 $m	CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
Note 4. Profit from ordinary activities before income tax					
(a) Profit from ordinary activities before income tax includes the following items whose disclosure is relevant in explaining the financial performance of the IAG Group:					
Profit on sale of ClearView Retirement Services businesses and NRMA Health Pty Limited	27	**-**	(64)	**-**	(59)
Restructuring / integration costs	20	**-**	-	**12**	52
Insurance protection tax levied by the NSW State Government		**-**	-	**20**	20
(b) Profit from ordinary activities before income tax includes the following specific net (gains) and expenses:					
Depreciation of motor vehicles		**-**	-	**11**	9
Depreciation of office and other plant and equipment		**-**	-	**28**	29
Amortisation of goodwill		**-**	-	**92**	91
Amortisation of intangibles		**-**	-	**13**	27
Net loss on disposal of plant and equipment		**-**	-	**3**	4
Operating lease rentals		**-**	-	**191**	130
Transfer to employee benefits provision		**-**	-	**67**	59
Foreign exchange losses / (gains)		**-**	-	**27**	(4)
Bad and doubtful debts		**-**	-	**1**	6

	Note	PARENT 2005 $m	PARENT 2004 $m	CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
Note 5. Income tax					
The income tax for the financial year differs from the amount calculated on the profit from ordinary activities. The differences are reconciled as follows:					
Profit from ordinary activities before income tax		**585**	876	**1,258**	1,152
Income tax calculated at 30% (2004 – 30%)		**176**	263	**377**	346
Tax effect of permanent differences:					
Rebateable dividends		**(176)**	(246)	**(22)**	(14)
Capital profits not subject to income tax		**-**	(15)	**(4)**	(18)
Other non-deductible items		**-**	-	**34**	39
Other		**(2)**	-	**(2)**	3
Income tax (credit) / expense applicable to current year		**(2)**	2	**383**	356
Adjustment to prior year		**-**	(2)	**-**	3
Income tax (credit) / expense attributable to profit from ordinary activities before impact of tax consolidation		**(2)**	-	**383**	359
Effect of resetting tax values on entering tax consolidation	(i)	**-**	-	**(4)**	(13)
Income tax expense related to current and deferred tax transactions of the tax-consolidated group subsidiaries upon implementation of tax consolidation		**-**	196	**-**	-
Recovery of income tax expense under a tax funding agreement at transition		**-**	(196)	**-**	-
Income tax (credit) / expense attributable to profit from ordinary activities after impact of tax consolidation		**(2)**	-	**379**	346

Note:

(i) The head entity was required to establish the tax cost of the assets of certain subsidiaries it acquired after the formation of the tax-consolidated group by using the Allocable Cost Amount method. As a result, an income tax credit of $4 million (2004 - $13 million) was recognised by these subsidiaries entering the tax-consolidated group.

Note 6. Segment reporting

(a) Primary reporting – business segments

On 20 July 2004, the IAG Group announced an organisational restructure along four business lines. The consequential management restructuring and changes to internal reporting systems to the Chief Executive Officer and the Board were implemented in the half year ended 31 December 2004. Comparative segment information has been restated to reflect the new structure.

The IAG Group operated in the general insurance industry throughout the year. Revenue from the general insurance industry is derived from the underwriting of personal, commercial and international insurance businesses and these form separate reportable segments. The international insurance business comprised all personal and commercial business underwritten outside Australia and by the controlled entity, IAG Re Limited. Other activities, including corporate services, investment management and investment of the IAG Group's capital funds form a separate segment. In the year ended 30 June 2004, the IAG Group also operated businesses in the retirement services industry, which were sold on 21 January 2004. For the purposes of the comparatives, this segment (with external revenues of $53 million and profit from ordinary activities before income tax of $15 million for the year ended 30 June 2004) has been amalgamated in the Corporate and investments segment.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

Note 6. Segment reporting (continued)

(a) Primary reporting – business segments (continued)

	Personal insurance 2005 $m	Commercial insurance 2005 $m	International insurance 2005 $m	Corporate and investments 2005 $m	Intersegment elimination 2005 $m	Total 2005 $m
External revenue	4,552	2,102	1,193	616	-	8,463
Intersegment revenue	-	-	267	-	(267)	-
Total revenue	4,552	2,102	1,460	616	(267)	8,463
Underwriting profit	291	68	125	-	-	484
Investment revenue net of investment fees – technical reserves	303	179	34	-	-	516
Insurance profit	594	247	159	-	-	1,000
Investment revenue net of investment fees – shareholders' fund	-	-	-	501	-	501
Other net operating result	-	(14)	(5)	(224)	-	(243)
Profit from ordinary activities before income tax	594	233	154	277	-	1,258
Income tax expense						(379)
Net profit						879
Segment assets	5,992	3,755	679	6,721	-	17,147
Unallocated assets						-
Total assets						17,147
Segment liabilities	5,992	3,755	679	2,281	-	12,707
Unallocated liabilities						-
Total liabilities						12,707
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	-	-	-	85	-	85
Depreciation expense*	15	10	7	7	-	39
Amortisation of goodwill and intangibles	-	-	-	105	-	105
Total depreciation and amortisation expense	15	10	7	112	-	144
Other non-cash expenses	44	22	9	5	-	80

* Depreciation expense is allocated to different business segments as management fees from the Corporate segment. Therefore all property, plant and equipment is treated as part of the Corporate segment.

Note 6. Segment reporting (continued)

(a) Primary reporting – business segments (continued)

	Personal insurance 2004 $m	Commercial insurance 2004 $m	International insurance 2004 $m	Corporate and investments 2004 $m	Intersegment elimination 2004 $m	Total 2004 $m
External revenue	4,155	2,045	994	729	-	7,923
Intersegment revenue	-	-	251	6	(257)	-
Total revenue	4,155	2,045	1,245	735	(257)	7,923
Underwriting profit	432	69	47	-	-	548
Investment revenue net of investment fees – technical reserves	162	61	21	-	-	244
Insurance profit	594	130	68	-	-	792
Investment revenue net of investment fees – shareholders' fund	-	-	-	543	-	543
Other net operating result	-	21	-	(204)	-	(183)
Profit from ordinary activities before income tax	594	151	68	339	-	1,152
Income tax expense						(346)
Net profit						806
Segment assets	5,625	3,474	700	6,492	-	16,291
Unallocated assets						-
Total assets						16,291
Segment liabilities	5,625	3,474	700	2,268	-	12,067
Unallocated liabilities						-
Total liabilities						12,067
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	-	-	-	92	-	92
Depreciation expense*	15	9	6	8	-	38
Amortisation of goodwill and intangibles	-	-	-	118	-	118
Total depreciation and amortisation expense	15	9	6	126	-	156
Other non-cash expenses	53	29	5	7	-	94

* Depreciation expense is allocated to different business segments as management fees from the Corporate segment. Therefore all property, plant and equipment is treated as part of the Corporate segment.

Note 6. Segment reporting (continued)

(b) Secondary reporting – geographical segments

The consolidated entity operates mainly in the Australian and New Zealand general insurance industry. It also operated in the retirement services industry in Australia before the sale of the ClearView retirement services business effective 21 January 2004. In the Australian market the IAG Group operates in all states and territories. Australia and International (primarily New Zealand) markets are therefore separate reportable geographical segments.

	Australia		International		Intersegment elimination		Total	
	2005 $m	2004 $m	**2005 $m**	2004 $m	**2005 $m**	2004 $m	**2005 $m**	2004 $m
External revenue	**7,216**	6,882	**1,247**	1,041	**-**	-	**8,463**	7,923
Segment assets	**15,854**	15,254	**2,169**	1,908	**(876)**	(871)	**17,147**	16,291
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	**70**	90	**15**	2	**-**	-	**85**	92

	CONSOLIDATED	
	2005	2004
	cents	cents
Note 7. Earnings per share		
(a) Ordinary shares		
Basic earnings per share	**45.89**	37.87
Diluted earnings per share	**45.83**	37.74

	2005 Number of shares million	2004 Number of shares million
(i) Reconciliation between basic earning per share denominator and diluted earnings per share denominator		
Weighted average number of ordinary shares outstanding during the financial year used in calculation of the basic earnings per share	**1,593**	1,681
Potential ordinary shares under the Performance Share Rights Plan (note 30(d)(ii)):		
Expiry date 21 December 2010	**-**	1
Expiry date 30 April 2011	**1**	4
Expiry date 13 December 2011	**1**	1
Expiry date 5 March 2012	**1**	1
Cancelled potential ordinary shares	**(1)**	(1)
Weighted average number of ordinary shares and potential ordinary shares outstanding during the financial year used in calculation of the diluted earnings per share	**1,595**	1,687

Subsequent to reporting date, on 29 July 2005, a total of 0.2 million ordinary shares were issued as a result of the exercise of vested Performance Share Rights. At 30 June 2005, these shares were included as potential ordinary shares used in calculation of diluted earnings per share.

	CONSOLIDATED	
	2005	2004
	$m	$m
Note 7. Earnings per share (continued)		
(ii) Reconciliation of earnings used in calculating earnings per share		
Net profit	**879**	806
Net profit attributable to outside equity interests	**(119)**	(141)
Net profit attributable to shareholders of Insurance Australia Group Limited	**760**	665
Net profit attributable to reset preference shares	**(29)**	(29)
Earnings used in calculating basic and diluted earnings per share	**731**	636

	2005	2004
	cents	cents
(b) Reset preference shares		
Basic earnings per share	**533.09**	532.30

	2005 Number of shares million	2004 Number of shares million
Weighted average number of reset preference shares outstanding during the financial year used in calculation of the basic earnings per share	**6**	6

	2005	2004
	$m	$m
Net profit used in calculating basic earnings per share (based on dividends paid or payable on reset preference shares)	**29**	29

(c) In respect of the reset exchangeable securities ("RES") issued by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of IAG, during the financial year, there are no dilutive potential ordinary shares or dilutive reset preference shares arising from the issue of RES as at 30 June 2005.

	PARENT		CONSOLIDATED	
	2005	2004	2005	2004
Note 8. Dividends and dividend franking account	**$m**	$m	**$m**	$m
(a) Dividends				
(i) Ordinary shares				
Final dividend for the year ended 30 June 2004 of 14 cents (year ended 30 June 2003 – 7 cents) per share, paid on 18 October 2004, fully franked at 30% (year ended 30 June 2003 – 30%)	**222**	118	**222**	118
Interim dividend of 12 cents (2004 - 8 cents) per share, paid on 18 April 2005, fully franked at 30% (2004 - 30%)	**191**	135	**191**	135
(ii) Reset preference shares				
Dividend paid on IAGPA* at 5.8% per annum and IAGPB* at 4.51% per annum, fully franked at 30% (2004 – 30%)	**29**	29	**29**	29
Total dividends declared and paid by cash	**442**	282	**442**	282

* - refer to note 23(ii) for more details on the two issues of reset preference shares.

Subsequent to reporting date, on 19 August 2005, a final dividend of 14.5 cents per ordinary share, 100% franked, was declared by the Company. The dividend reinvestment plan ("DRP") will operate using shares acquired on market with no discount applied. The dividend will be paid on 17 October 2005. The last date for the receipt of an election notice for participation in any DRP is 14 September 2005.

(b) Dividend franking account

	PARENT 2005	PARENT 2004	CONSOLIDATED 2005	CONSOLIDATED 2004
The amount of franking credits available for the subsequent annual reporting period are:				
Franking account balance at reporting date at 30%	**343**	260	**354**	262
Franking credits to arise from payment of income tax payable	**165**	147	**205**	203
Franking debits to arise from receipt of income tax refundable	**(20)**	-	**(20)**	-
Franking credits to arise from receipt of dividends receivable	**3**	-	**4**	-
Franking credits available for future reporting periods	**491**	407	**543**	465
Franking account impact of dividends declared after reporting date but before issuance of financial report	**(99)**	(96)	**(99)**	(96)
Franking credits available for subsequent financial years	**392**	311	**444**	369

The balance of the franking account arises from:
- franked income received or recognised as a receivable at the reporting date;
- income tax paid, after adjusting for any franking credits which will arise from the payment of income tax provided for in the financial statements; and
- franking debits from the payment of dividends recognised as a liability at the reporting date.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of non-wholly owned controlled entities were paid as dividends.

	CONSOLIDATED 2005 $m	2004 $m
Note 9. Claims		
(a) Claims expense		
Direct business	**4,067**	3,797
Inwards reinsurance business	**2**	18
Net claims expense incurred	**4,069**	3,815

(b) Claims development

Given the uncertainty in establishing the outstanding claims liability, it is likely that the final outcome will be different from the original liability established.

	CONSOLIDATED 2005 Current year $m	Prior years $m	Total $m	2004 Current year $m	Prior years $m	Total $m
Direct business						
Gross claims and related expenses - undiscounted	**5,093**	**(236)**	**4,857**	4,923	(292)	4,631
Discount	**(247)**	**118**	**(129)**	(249)	(44)	(293)
Gross claims and related expenses - discounted	**4,846**	**(118)**	**4,728**	4,674	(336)	4,338
Reinsurance and other recoveries - undiscounted	**(609)**	**(168)**	**(777)**	(537)	(58)	(595)
Discount	**19**	**97**	**116**	24	30	54
Reinsurance and other recoveries - discounted	**(590)**	**(71)**	**(661)**	(513)	(28)	(541)
Net claims expense incurred	**4,256**	**(189)**	**4,067**	4,161	(364)	3,797

Current year claims relate to risks borne in the current financial year. Prior year claims relate to a reassessment of the risks borne in all previous financial periods. A major component of the prior year movement is the release of risk margins in respect of claims payments during the year (largely offset by inclusion of risk margins in respect of current year claims).

Claims development refers to the financial adjustment in the current period relating to claims incurred in previous periods because of new and better information that has become available and to reflect changes in inflation and discount assumptions.

	CONSOLIDATED 2005 $m	2004 $m
(c) Outstanding claims liability		
Expected future payments for claims incurred		
- Central estimate	**5,785**	5,380
- Claims handling costs	**451**	416
- Risk margin	**2,018**	1,854
	8,254	7,650
Discount to present value	**(1,414)**	(1,323)
Outstanding claims liability	**6,840**	6,327

(d) Risk margin

Risk margins are held to allow for uncertainty surrounding the outstanding claims liability estimation process. Potential uncertainties include those relating to the actuarial models and assumptions, general statistical uncertainty, the general insurance environment, and the impact of legislative reform. The probability of the risk margin is set taking into account the correlations assessed between the outstanding claims liabilities arising from the various forms of business underwritten by the different entities within the IAG Group.

As at 30 June 2005, the IAG Group's percentage risk margin applied to expected and discounted future payments for claims incurred net of expected recoveries is 25.6%, representing a probability of adequacy of 92.5%.

Note 9. Claims (continued)

(e) Actuarial assumptions

The following actuarial assumptions were used in the measurement of outstanding claims and recoveries at reporting date:

	CONSOLIDATED	
	2005	2004
	%	%
For the succeeding year:		
- normal inflation rate	**3.0 - 4.0**	3.0 – 4.0
- superimposed inflation rate	**2.5 – 8.0**	2.5 – 6.0
- discount rate	**4.0 – 5.4**	5.3 – 5.5
For subsequent years:		
- normal inflation rate	**3.0 - 4.0**	3.0 – 4.0
- superimposed inflation rate	**2.5 – 8.0**	2.5 – 6.0
- discount rate	**5.0 – 5.2**	5.3 – 6.4

(f) The weighted average expected term to settlement of the gross outstanding claims from the reporting date is estimated to be 3.0 years (2004 – 2.8 years).

Note 10. Reinsurance and other recoveries

(a) Reinsurance and other recoveries receivable

	CONSOLIDATED	
	2005	2004
	$m	$m
Reinsurance and other recoveries receivable on outstanding claims liability	**1,196**	987
Reinsurance and other recoveries receivable on paid claims	**170**	169
Entitled future reinsurance and other recoveries	**1,366**	1,156
Provision for doubtful debts	**(8)**	(8)
Expected future recoveries	**1,358**	1,148
Discount to present value	**(305)**	(233)
Reinsurance and other recoveries receivable	**1,053**	915

(b) Actuarial assumptions

Refer to note 9(e) for the actuarial assumptions used in the measurement of reinsurance and other recoveries receivable.

(c) Reinsurance programme

Reinsurance has two principal goals being, to protect an insurer's balance sheet from excess risk and to facilitate the efficient use of an insurer's capital. To facilitate this and to create economies of scale, IAG has established a captive insurance company, IAG Re Limited ("IAG Re"). The operations of IAG Re are intended to manage reinsurance and earnings volatility and the IAG Group's exposure to catastrophe risk. In addition to the overall IAG Group reinsurance programme, individual business units are permitted to purchase additional reinsurance protection. The creditworthiness of reinsurers is considered on an ongoing basis by reviewing their financial strength.

	CONSOLIDATED 2005 $m	2004 $m
Note 11. Deferred acquisition costs		
Deferred acquisition costs at the beginning of the financial year	**558**	513
Acquisition costs deferred	**1,138**	1,074
Amortisation charged	**(1,075)**	(1,029)
Deferred acquisition costs at the end of the financial year	**621**	558
Note 12. Unearned premium liability		
Unearned premium liability at the beginning of the financial year	**3,472**	3,301
Deferral of premiums on contracts written in the financial year	**3,500**	3,394
Earning of premiums written in previous years	**(3,386)**	(3,223)
Unearned premium liability at the end of the financial year	**3,586**	3,472
Note 13. Investments		
Listed		
Money market securities		
- Australian government and semi-government	**2,698**	3,093
- Foreign government	**181**	140
- Financial institutions and corporate	**159**	119
Equity and trust securities		
- Australian	**2,381**	2,345
- International	**532**	212
	5,951	5,909
Unlisted		
Money market securities		
- Financial institutions and corporate	**4,215**	3,634
Equity and trust securities		
- Australian	**129**	120
- International	**80**	23
	4,424	3,777
	10,375	9,686
Note 14. Other receivables		
Trade debtors	**46**	158
Provision for doubtful debts	**(10)**	(10)
	36	148
Premium funding loans secured on policies (net of unearned interest)	**130**	91
Provision for doubtful debts	**(2)**	(1)
	128	90
GST recoverable on outstanding claims liability	**300**	270
Investment income receivable	**99**	100
Other debtors	**91**	134
	654	742

Note 15. Property, plant and equipment

	CONSOLIDATED				
	Land $m	**Buildings $m**	**Motor vehicles $m**	**Office and other plant and equipment $m**	**Total $m**
2005					
Cost	-	-	**70**	**298**	**368**
Accumulated depreciation	-	-	**(19)**	**(160)**	**(179)**
Net market value	**37**	**32**	-	-	**69**
Balance at the end of the financial year	**37**	**32**	**51**	**138**	**258**
Balance at the beginning of the financial year	**35**	**31**	**46**	**119**	**231**
Additions	-	-	**22**	**53**	**75**
Disposals	**(4)**	**(1)**	**(6)**	**(6)**	**(17)**
Depreciation expense	-	-	**(11)**	**(28)**	**(39)**
Movement in net market value	**6**	**2**	-	-	**8**
Balance at the end of the financial year	**37**	**32**	**51**	**138**	**258**
2004					
Cost	-	-	63	265	328
Accumulated depreciation	-	-	(17)	(146)	(163)
Net market value	35	31	-	-	66
Balance at the end of the financial year	35	31	46	119	231

The properties were valued by the independent valuer, Mr Scott Fullarton FAPI of Scott Fullarton Valuations Pty Limited.

	PARENT		CONSOLIDATED	
	2005 $m	2004 $m	**2005 $m**	2004 $m
Note 16. Deferred tax assets				
Future income tax benefits relating to				
- tax losses carried forward	-	-	-	19
- other	**239**	246	**264**	277
	239	246	**264**	296
Note 17. Intangible assets				
Contractual arrangements			**102**	102
Trademark			**3**	1
			105	103
Accumulated amortisation			**(98)**	(85)
			7	18

All of the intangible assets have finite useful lives.

Note 18. Goodwill

	CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
Goodwill	**1,643**	1,635
Accumulated amortisation	**(283)**	(191)
Exchange rate movements	**11**	11
	1,371	1,455

Of the net goodwill amount, $298 million is denominated in NZ dollars (2004 - $307 million) and so is subject to foreign exchange rate movements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	Notes	PARENT 2005 $m	PARENT 2004 $m	CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
Note 19. Payables					
Trade creditors		-	-	529	525
Other creditors		1	-	303	329
Loan from other party		-	-	83	83
		1	-	915	937
Note 20. Restructuring provision					
Balance at the beginning of the financial year				29	53
Additional provisions recognised	4			12	52
Paid during the financial year				(30)	(76)
Balance at the end of the financial year				11	29

In the financial year ended 30 June 2003, a provision of $48 million was established for restructuring the operations of the acquired entities, being CGU/NZI. This provision was capitalised as goodwill on consolidation. No further provisions were raised in the acquired entities during the financial year ended 30 June 2005. The provision was fully utilised at 30 June 2005 (2004 - $18 million).

The additional provisions of $12 million recognised in 2005 relate to restructuring of customer-facing outlets in Insurance Australia Limited and Insurance Manufacturers of Australia Pty Limited. A balance of $11 million remains in this provision as at 30 June 2005. The provision for restructuring of customer-facing outlets is expected to be utilised within the next 12 months.

The additional provisions of $52 million recognised in 2004 related to restructuring activities in the entities which acquired CGU/NZI, being Insurance Australia Limited and IAG New Zealand Limited. The 2004 restructuring provision was fully utilised as at 30 June 2005 (2004 - $11 million).

	Notes	PARENT 2005 $m	PARENT 2004 $m	CONSOLIDATED 2005 $m	CONSOLIDATED 2004 $m
Note 21. Interest-bearing liabilities					
Unsecured					
NZ senior term notes	(i)			91	91
Subordinated term notes	(ii)			301	301
US subordinated term notes	(iii)			315	345
Cross currency swaps hedge payable	(iii)			86	56
				793	793

Notes:

(i) The NZ senior term notes were issued through IAG (NZ) Holdings Limited's medium-term note programme. NZ$100 million of notes were issued, of which NZ$50 million mature in August 2005 and NZ$50 million mature in August 2008. This programme is denominated in NZ dollars and translated into the equivalent A$ using the reporting date exchange rate.

(ii) The subordinated term notes were issued principally through Insurance Australia Limited's debt issuance programme ($300 million face value) and mature in November 2012. $250 million is at a fixed rate and $50 million is at floating rate. These notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's Australian Prudential Regulation Authority ("APRA") regulatory capital position.

(iii) The US subordinated term notes (US$240 million) are on issue from NRMA Insurance Funding 2003 Limited (a wholly-owned subsidiary of Insurance Australia Limited) and mature in April 2015. These notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position. They are fixed rate notes with the principal and interest flows denominated in US dollars, which are hedged with cross currency swaps.

Note 22. Current and non-current information

While the IAG Group presents the statement of financial position using the liquidity format, there are specific disclosure requirements regarding current/non-current classifications for certain items.

	CONSOLIDATED		
	Current	**Non-current**	**Total**
2005	**$m**	**$m**	**$m**
Assets			
Investments	**2,869**	**7,506**	**10,375**
Reinsurance and other recoveries receivable	**366**	**687**	**1,053**
Deferred levies and charges	**105**	**-**	**105**
Deferred reinsurance expense	**194**	**-**	**194**
Deferred acquisition costs	**588**	**33**	**621**
Deferred tax assets	**-**	**264**	**264**
Liabilities			
Unearned premium liability	**3,485**	**101**	**3,586**
Employee benefits provision	**162**	**44**	**206**
Deferred tax liabilities	**-**	**163**	**163**
Outstanding claims liability	**2,375**	**4,465**	**6,840**
Interest-bearing liabilities	**46**	**747**	**793**
2004			
Assets			
Investments	2,474	7,212	9,686
Reinsurance and other recoveries receivable	368	547	915
Deferred levies and charges	104	-	104
Deferred reinsurance expense	184	-	184
Deferred acquisition costs	527	31	558
Deferred tax assets	-	296	296
Liabilities			
Unearned premium liability	3,386	86	3,472
Employee benefits provision	151	37	188
Deferred tax liabilities	-	99	99
Outstanding claims liability	2,202	4,125	6,327
Interest-bearing liabilities	-	793	793

All items of property, plant and equipment, investments in joint ventures and associates, intangible and goodwill assets are non-current assets. Cash assets, receivables and other assets are all current assets. All other liabilities are current liabilities.

Note 23. Contributed equity

Refer to note 24, statement of changes in equity for details of movement on contributed equity.

(i) Ordinary shares
Ordinary shares entitle the holder to a vote at a general meeting of the Company and participate in the dividends and the proceeds on winding up the Company in proportion to the number of, and amounts paid on, the shares held. Dividends, if declared, are subject to there being distributable profits available and not breaching APRA capital adequacy requirements.

(ii) Reset preference shares
The reset preference shares entitle the holder to a preferred, but not cumulative, dividend (currently 5.8% per annum for the first issue in June 2002 ("IAGPA") and 4.51% per annum for the second issue in June 2003 ("IAGPB")).

Dividends, if declared, are subject to similar conditions as those for ordinary shares. However, reset preference share dividends will be paid in priority to any dividends on ordinary shares. If dividends are not paid for reset preference shares, no dividends can be paid and no return of capital can be made on ordinary shares unless:

- two consecutive dividends stated to be payable on the reset preference shares (or an equivalent amount of dividends if the frequency of payment is other that semi-annual); or
- an optional dividend (Optional Dividend) has been paid to the reset preference shareholders equal to the unpaid amount (if any) of the two immediately preceding dividends prior to the date of payment of the Optional Dividend (or equivalent dividends if the frequency of payment is other than semi-annual); or
- all reset preference shares have been converted, redeemed, bought back or cancelled.

The rate, frequency and timing of the payment of dividends can be reset by the Company on a reset date. The first reset dates are 15 June 2007 for IAGPA and 15 June 2008 for IAGPB.

Reset preference shares rank before ordinary shares in the event of the Company being wound up. The reset preference shares do not carry voting rights at general meetings. Further information is contained in note 39.

(iii) Dividend reinvestment
The Company operates a Dividend Reinvestment Plan ("DRP") which allows shareholders to elect to receive their dividend entitlement in the form of shares. The price of DRP shares is the average share market price, less a discount if any (determined by the Directors) calculated over the pricing period (which is at least five trading days) as determined by the Directors for each dividend payment date. The DRP share price in both 2005 and 2004 carried no discount. Shares allocated to shareholders participating in the DRP were purchased on market (2005 – 20 million shares; 2004 - 19 million shares).

(iv) Share buy-back
The share buy-back enables capital to be managed more efficiently while returning surplus funds and distributing excess franking credits to shareholders..

There was no share buy-back during the year ended 30 June 2005. During the year ended 30 June 2004 an off-market share buy-back of 94 million ordinary shares was conducted representing 5.6% of issued share capital. The shares were bought back and cancelled under the terms of a share buy-back tender. The share buy-back price was at $4.40 per share comprising a capital component of $1.78 per share (charged to paid up capital) and a fully franked dividend component of $2.62 per share (charged to retained profits).

(v) Performance share rights
Refer to note 30(d)(ii) for details on the Performance Share Rights Plan.

	Note	PARENT / CONSOLIDATED			
		2005 Number of shares million	2004 Number of shares million	**2005 $m**	2004 $m
Note 24. Statement of changes in equity					
Contributed equity					
Ordinary shares					
Balance at the beginning of the financial year		**1,591**	1,683	**3,263**	3,434
Shares issued under Performance Share Rights Plan		**3**	2	**-**	-
Share buy-back		**-**	(94)	**-**	(168)
Share buy-back transaction costs		**-**	-	**-**	(3)
Balance at the end of the financial year		**1,594**	1,591	**3,263**	3,263
Reset preference shares					
Balance at the beginning and end of the financial year		**6**	6	**539**	539
Total contributed equity at the end of the financial year		**1,600**	1,597	**3,802**	3,802

	Note	PARENT		CONSOLIDATED	
		2005 $m	2004 $m	**2005 $m**	2004 $m
(a) Contributed equity		**3,802**	3,802	**3,802**	3,802
(b) Reserves					
Foreign currency translation reserve					
Balance at the beginning of the financial year		**-**	-	**(5)**	(2)
Currency translation adjustments		**-**	-	**(1)**	(3)
Balance at the end of the financial year		**-**	-	**(6)**	(5)
(c) Retained profits / (accumulated losses) [(i)]					
Balance at the beginning of the financial year		**493**	145	**(259)**	(396)
Net profit attributable to shareholders of Insurance Australia Group Limited		**587**	876	**760**	665
Utilised in share buy-back		**-**	(246)	**-**	(246)
Dividends declared and paid	8	**(442)**	(282)	**(442)**	(282)
Balance at the end of the financial year		**638**	493	**59**	(259)
Total equity attributable to shareholders of Insurance Australia Group Limited		**4,440**	4,295	**3,855**	3,538
(d) Outside equity interests in controlled entities					
- Contributed equity		**-**	-	**124**	124
- Retained profits		**-**	-	**40**	39
- Unitholders' funds		**-**	-	**421**	523
Balance at the end of the financial year		**-**	-	**585**	686
Total equity		**4,440**	4,295	**4,440**	4,224

Outside equity interests in the consolidated net profit for the year ended 30 June 2005 are $119 million (2004 - $141 million) and in the consolidated total revenue, expenses and valuation adjustments recognised directly in equity are $Nil (2004 - $Nil).

Note 24. Statement of changes in equity (continued)

Note:
(i) Insurance Australia Group Limited obtained an order, dated 14 February 2000, from the Australian Securities & Investments Commission exempting the Company from compliance with certain sections of the Corporations Act 2001. These exemptions allowed the Company to acquire the shares in Insurance Australia Limited at an amount equal to the sum of the carrying amounts of the assets and liabilities as shown in the consolidated statement of financial position of Insurance Australia Limited immediately prior to the date of acquisition. This order also allows dividends paid by Insurance Australia Limited to the Company out of distributable reserves of Insurance Australia Limited at the time of acquisition of its shares by the Company to be treated as income by the Company. However, the order restricts the amount of such dividends that can be paid by Insurance Australia Limited to the Company to $575 million, of which $575 million in total (2004 - $575 million) has been paid by Insurance Australia Limited from pre-demutualisation retained profits. During the year ended 30 June 2005, the Company received dividends of $Nil (2004 - $14 million) from Insurance Australia Limited from pre-demutualisation retained profits. This amount has been fully eliminated in the consolidated results.

	PARENT		CONSOLIDATED	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Note 25. Reconciliation of net cash provided by operating activities to profit from ordinary activities after income tax				
Net cash provided by operating activities	**431**	762	**897**	1,169
Depreciation of property, plant and equipment	**-**	-	**(39)**	(38)
Amortisation of goodwill and intangibles	**-**	-	**(105)**	(118)
Realised gains on disposal of investments	**-**	64	**225**	129
Unrealised gains on revaluation of investments	**-**	-	**352**	229
Loss on disposal of property, plant and equipment	**-**	-	**(3)**	(4)
Foreign exchange (losses) / gains	**-**	-	**(27)**	4
Bad and doubtful debts	**-**	-	**(1)**	(6)
Other	**-**	-	**5**	18
Increase / (decrease) in operating assets:				
Premium and other receivables	**73**	167	**251**	151
Prepayments and deferred levies and expenses	**-**	-	**81**	67
Deferred tax assets	**(7)**	246	**(32)**	-
Decrease / (increase) in operating liabilities:				
Payables	**140**	(154)	**(63)**	(13)
Restructuring and employee benefits provisions	**-**	-	**-**	(197)
Current tax liabilities	**3**	(143)	**29**	-
Deferred tax liabilities	**(53)**	(66)	**(64)**	-
Outstanding claims liability	**-**	-	**(513)**	(351)
Unearned premium liability	**-**	-	**(114)**	(186)
Gross life insurance policy liabilities	**-**	-	**-**	(48)
Profit from ordinary activities after income tax	**587**	876	**879**	806

Note 26. Reconciliation of cash

For the purposes of the statements of cash flows, cash includes cash on hand and in banks, deposits at call and money market investments readily convertible to cash within two working days, net of outstanding bank overdrafts.

Cash	**1**	1	**456**	424

Note 27. Changes in composition of the IAG Group

(a) Businesses acquired

(i) Parent entity

2005
There was no acquisition by the parent entity during the year ended 30 June 2005.

2004
On 30 September 2003, the parent entity acquired 100% of the ordinary shares of NRMA Financial Management Limited, NRMA Information Services Pty Limited and IAG Asset Management Limited and its controlled entities from Insurance Australia Group Services Pty Limited (a subsidiary of the parent entity) at a total purchase price of $287 million. Immediately after this acquisition on 30 September 2003, the parent entity disposed 100% of the ordinary shares in Insurance Australia Group Services Pty Limited to Insurance Australia Limited (a subsidiary of the parent entity) for $2 million. This disposal was effected after a return of capital by Insurance Australia Group Services Pty Limited of $285 million. This change had no impact on goodwill in the consolidated entity.

(ii) Consolidated entity

2005
During the year ended 30 June 2005 the consolidated entity made the following acquisitions:
- Mike Henry Travel Insurance Limited: 50.1% acquired on 6 July 2004 for $4 million with contractual obligation to purchase remaining equity on or before 1 July 2006;
- Clipper Club Underwriters Limited: 100% acquired on 1 January 2005 for $1 million; and
- National Auto Club Underwriters Agency (NZ) Limited: 100% acquired on 1 January 2005 for $6 million.

The total outlay for these investments (net of cash acquired) was $7 million. As these acquisitions are not significant to the consolidated entity no further detailed disclosure is required.

2004
There was no acquisition from external parties by the consolidated entity during the year ended 30 June 2004.

(b) Businesses disposed

(i) Parent entity

2005
There was no disposal by the parent entity during the year ended 30 June 2005.

2004
During the year ended 30 June 2004, the parent entity disposed 100% of the ordinary shares in NRMA Life Limited and its controlled entities, NRMA Financial Management Limited and Insurance Australia Group Services Pty Limited.

Note 27. Changes in composition of the IAG Group (continued)

(b) Business disposed (continued)

(ii) Consolidated entity

2005
There was no disposal by the consolidated entity during the year ended 30 June 2005.

2004
During the year ended 30 June 2004, the consolidated entity disposed 100% of the ordinary shares in NRMA Health Pty Limited (effective 25 July 2003), and NRMA Life Limited and its controlled entities and NRMA Financial Management Limited (effective 21 January 2004).

	PARENT		CONSOLIDATED	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Details of the disposals are as follows (in aggregate):				
Sale proceeds:				
Cash	-	220	-	317
Fair value of net assets of controlled entities disposed:				
Cash assets	-	320	-	357
Receivables	-	22	-	11
Investments	-	1,020	-	1,028
Plant and equipment	-	-	-	1
Payables	-	(30)	-	(12)
Unearned premium liability	-	-	-	(18)
Outstanding claims liability	-	(3)	-	(27)
Gross life insurance policy liabilities	-	(958)	-	(958)
Provisions	-	(56)	-	(4)
Other	-	28	-	12
Outside equity interests	-	(188)	-	(188)
	-	155	-	202
Add: goodwill written off in respect of NRMA Health Pty Limited	-	-	-	51
Add: costs associated with disposals	-	1	-	5
	-	156	-	258
Profit on disposals	-	64	-	59
Net cash flow on disposal of controlled entities:				
Cash proceeds received (net of disposal costs)	-	220	-	312
Cash balance disposed	-	-	-	(357)
Inflow / (outflow) of cash	-	220	-	(45)
Profit from ordinary activities before income tax that the disposed entities contributed to the IAG Group:				
For the year ended 30 June 2004	-	-	-	15

The profit from ordinary activities before income tax that the disposed entities contributed to the IAG Group has been determined based on the results of the entities up to the date of disposal after allowing for amortisation of goodwill.

Note 28. Details of controlled entities

The following entities constitute the IAG Group:

	Notes	Country of incorporation/ formation	Extent of beneficial interest if not 100% 2005 %	2004 %
Parent entity				
Insurance Australia Group Limited		Australia	n/a	n/a
Controlled entities				
Australian general insurance operations				
Insurance Australia Limited		Australia		
NRMA Personal Lines Holdings Pty Limited		Australia		
Insurance Manufacturers of Australia Pty Limited		Australia	70.00	70.00
World Class Accident Repairs (Cheltenham North) Pty Limited		Australia	70.00	70.00
CGU Insurance Australia Limited		Australia		
CGU Insurance Limited		Australia		
Swann Insurance (Aust) Pty Ltd		Australia		
Mutual Community General Insurance Proprietary Limited		Australia	51.00	51.00
NZI Insurance Australia Limited		Australia		
Sitrof Australia Limited		Australia		
CGU-VACC Insurance Limited		Australia		
CGU Workers Compensation (NSW) Limited		Australia		
CGU Workers Compensation (VIC) Limited		Australia		
CGU Workers Compensation (SA) Limited		Australia		
CGU Premium Funding Pty Ltd		Australia		
International operations				
IAG Re Limited	B	Ireland		
IAG International Pty Limited		Australia		
IAG (NZ) Holdings Limited	B	New Zealand		
IAG New Zealand Limited	B	New Zealand		
Mike Henry Travel Insurance Limited	B	New Zealand	50.1	-
National Auto Club Underwriters Agency (NZ) Limited	B	New Zealand		-
Clipper Club Underwriters Limited	B	New Zealand		-
New Zealand Car Parts Limited	B	New Zealand		
New Zealand Insurance Limited (formerly NZI – State Finance Limited)	B	New Zealand		
State Insurance Limited	B	New Zealand		
Direct Insurance Services Limited	B	New Zealand		
Swann Insurance (NZ) Limited	B	New Zealand		-
IAG (NZ) Share Plan Nominee Limited	B	New Zealand		
NZI Staff Superannuation Fund Nominees Limited	B	New Zealand		
Belves Investments Limited	B	New Zealand		
NHCT Limited	(ii), B	Thailand	49.00	49.00
Beijing Continental Automobile Association Limited	B,C	China		
Investment operations				
IAG Asset Management Limited		Australia		
IAG Asset Management Cash Management Trust	(i)	Australia	72.54	60.64
IAG Asset Management Private Equity Trust	(i)	Australia	82.85	89.74
IAG Asset Management Fund of Hedge Funds	(i)	Australia		-
IAG Nominees Pty Limited		Australia		
IAG Portfolio Limited		Australia		-
Corporate operations				
NRMA Information Services Pty Limited		Australia		
NRMA Insurance Funding 2003 Limited		Australia		
IAG Finance (New Zealand) Limited		Australia		-
Insurance Australia Group Services Pty Limited		Australia		
Sitrof Life Holdings Limited		Australia		
Sitrof Superannuation Pty Ltd		Australia		
ACN 069 065 158 Pty Limited (formerly SGIC General Insurance Limited)	A	Australia		
IAG & NRMA Staff Superannuation Pty Limited (formerly NRMA Staff Superannuation Pty Limited)	A	Australia		
IAG Share Plan Nominee Pty Limited	A	Australia		
SWAPL Pty Limited	A	Australia		
ACN 007 078 140 Pty Limited	A	Australia		

Note 28. Details of controlled entities (continued)	Notes	Place of incorporation / formation	Extent of beneficial interest if not 100% 2005 %	2004 %
Controlled entities de-registered during the year ended 30 June 2005				
NRMA (Western Australia) Pty Limited	(iii)	Australia	-	
SGIO Insurance Limited	(iii)	Australia	-	
SGIC Holdings Limited	(iii)	Australia	-	
SGIC Insurance Limited	(iii)	Australia	-	
SGIC Brand Pty Ltd	(iii), A	Australia	-	
Help Insurance Limited		Australia	-	
NRMA Insurance Services Limited		Australia	-	
151 Insurance Limited (formerly New Zealand Insurance Limited)	B	New Zealand	-	
NZI Passive Funds Limited	B	New Zealand	-	
NZI – State Capital Limited	B	New Zealand	-	
ACN 003 151 120 Pty Limited	A	Australia	-	
ACN 003 287 965 Pty Limited		Australia	-	
ACN 060 317 571 Pty Limited		Australia	-	
ACN 081 979 053 Pty Limited	A	Australia	-	
ACN 093 614 147 Pty Limited	A	Australia	-	
ACN 091 050 396 Pty Limited (formerly ACN 091 050 396 Limited)		Australia	-	
ACN 006 633 567 Pty Limited	A	Australia	-	70.00
ACN 004 478 979 Pty Limited (formerly ACN 004 478 979 Limited)		Australia	-	
ACN 006 577 724 Pty Limited	A	Australia	-	
ACN 004 729 088 Pty Limited	A	Australia	-	
ACN 005 065 207 Pty Limited		Australia	-	
ACN 006 268 926 Pty Limited	A	Australia	-	
Controlled entities put into liquidation during the year ended 30 June 2005				
NZI Investment Nominees Limited	B	New Zealand	-	
NZIB Investments Limited	B	New Zealand	-	

A Small proprietary companies that are not required to prepare, and have not prepared, audited financial statements.
B All controlled entities are audited by KPMG, however these entities are audited by overseas KPMG firms.
C All controlled entities have a 30 June financial year end, except this company has a 31 December year end.

Notes:

(i) As at the reporting date, the IAG Group has a majority holding, and has the capacity to control, IAG Asset Management Cash Management Trust, IAG Asset Management Private Equity Trust and IAG Asset Management Fund of Hedge Funds.

(ii) IAG International Pty Limited owns 49% of the share capital of NHCT Limited and has a majority voting right and the right to appoint the board of directors of NHCT Limited. Therefore, NHCT Limited is a controlled entity of IAG International Pty Limited.

(iii) These entities were de-registered as part of an internal restructuring that involved a rationalisation of the legal entity structure and the transfer of key businesses into other operational entities.

Note 29. Details of joint ventures and associates

The IAG Group has a significant but non-controlling interest in the following joint ventures and associates:

	Notes	Reporting date	Country of formation	Principal activity	Ownership interest 2005 %	2004 %
Joint venture						
NTI Limited	(i), A	31 December	Australia	Managing co-insurance arrangement	**50.00**	50.00
Associates						
First Rescue and Emergency (NZ) Limited	A	31 March	New Zealand	Roadside assistance	**50.00**	50.00
Loyalty New Zealand Limited	A	31 March	New Zealand	Loyalty programme	**25.00**	25.00
Sureplan NZ Limited	A	31 March	New Zealand	Fleet risk management	**30.00**	-
AR Hub Pty Ltd		30 June	Australia	Software development	**33.33**	33.33

A Audited by accounting firms not affiliated with KPMG.

Note:
(i) CGU Insurance Limited, a controlled entity of the IAG Group, has a 50% interest in NTI Limited, the principal activity of which is to facilitate a co-insurance arrangement of commercial motor vehicle business. The IAG Group's portion of the results of the co-insurance arrangement is recorded directly in the Group's accounting records.

Further details are not disclosed as the financial impact of these investments is not significant to the IAG Group.

	CONSOLIDATED 2005 $m	2004 $m
Note 30. Employee benefits		
(a) Employee benefits provision		
Annual leave	**70**	58
Long service leave	**49**	60
Cash based incentive arrangements	**74**	60
Defined benefit pensions (i)	**13**	10
	206	188

(i) There is one defined benefit pension arrangement in Australia with a discounted liability as at 30 June 2005 of $9 million (2004 - $6 million) involving 93 participants (2004 – 93), and one defined benefit pension arrangement in New Zealand with a discounted liability as at 30 June 2005 of $4 million (2004 - $4 million) involving 55 participants (2004 - 59).

(ii) A liability of $nil (2004 - $3 million) for termination benefits remains in the restructuring provision established on acquisition of CGU/NZI (refer to note 20).

(b) Employee numbers

The IAG Group had 11,502 employees (on full time equivalent basis) as at 30 June 2005 (2004 - 11,858).

Note 30. Employee benefits (continued)

(c) Cash based incentive arrangements

(i) Short-term incentive plan
The short-term incentive plan continued in operation during the year ended 30 June 2005. Eligible employees have the capacity to earn a proportion of their base pay (generally up to 10%, 15%, 20% or 30%) depending on an employee's role and responsibility, as a cash incentive annually. The incentive payments are determined based on a range of corporate, divisional and individual measures and goals.

Employees, with incentives 20% and over, may elect to receive up to a maximum of 50% of their short-term incentive plan benefit in the form of IAG shares rather than cash through the related bonus equity share plan. The plan facilitates the voluntary election to receive part of a bonus in the form of shares and does not represent an additional remuneration benefit to the employee. The acquisition of the shares is funded by the participating employee's remuneration. There are no vesting conditions attached to the shares provided, there are limited forfeiture conditions, and they carry full dividend entitlements and voting rights from the time of allocation. The shares are purchased on market and held in trust subject to a restriction period for tax purposes of between one and ten years (nominated by the participating employee) or until such time as the participating employee ceases employment with the IAG Group, whichever is earlier, after which they are released to the employee.

(ii) IMA long-term incentive scheme
A long term incentive is provided to relevant Insurance Manufacturers of Australia Pty Limited ("IMA") personnel split evenly between two components. One component comprises an equity settled share based payment through the performance award rights plan (refer (d)(i) below). The other component is a cash based incentive arrangement involving a hurdle relating to compound growth in the IMA underwriting result. Each participant may elect to receive the incentive payment, if any, in the form of cash, superannuation contributions, or a combination of these.

(d) Share based incentive arrangements

The provision of share based remuneration creates a link between shareholder value creation, financial performance and rewarding employees. The IAG Group's share based remuneration encourages the retention of key personnel and links employee reward to the performance of the IAG Group.

The IAG Group's obligations under share based payment arrangements, that involve the provision of existing shares, are covered by the on-market purchase of IAG ordinary shares which are then held in trust. The shares are purchased on or near grant date at the then market price. The arrangements are managed using in-house trusts, one for Australia and two for New Zealand, which are not controlled for accounting purposes and so are not consolidated by the IAG Group. The trustee for each trust is a controlled entity of the IAG Group.

The number of shares purchased to cover each tranche is determined by the trustee based on independent actuarial advice. The trusts allow for excess shares purchased in relation to one plan to be used to meet obligations of the other plans at the trustee's discretion. The trusts held 11,373,883 shares as at 30 June 2005 (2004 - 9,189,709 shares) representing 0.71% (2004 - 0.58%) of the ordinary shares on issue. The fair market value of those shares at reporting date was $68.3 million (2004 - $45.9 million) which were acquired at different dates at a combined cost of $43.0 million (2004 - $30.5 million).

Trading in IAG shares that are awarded under the share based payment arrangements is covered by the same restrictions as applies to all forms of share ownership by employees. These restrictions limit the ability of an IAG employee to trade in the shares of the IAG Group where they are in a position to be aware, or are aware, of price sensitive information.

The IAG Group provides share based remuneration through four different plans each of which have different purposes and different rules.

(i) Performance award rights ("PARs") plan
The PARs Plan continued in operation during the year ended 30 June 2005. There are effectively two plans in operation, one for Australia and one for New Zealand, however the structure of the plans is the same. The rights are granted for nil consideration, are non-transferable, and can be settled only with existing IAG shares. Where the rights vest (the holder becomes entitled to exercise the right), the plan entitles participating employees to acquire one ordinary share of IAG for each right. The exercise price for all rights is a nominal value of $1 per tranche of rights exercised. Holders do not receive dividends and do not have voting rights until the rights are exercised. IAG shares are bought on-market and held in trust to satisfy future exercise of the rights.

Note 30. Employee benefits (continued)

(d) Share based incentive arrangements (continued)

(i) Performance award rights ("PARs") plan (continued)
The rights may vest between three and five years (the performance period) from base date (calculation date selected for each tranche) subject to the satisfaction of two vesting conditions. The first vesting condition is not market related and requires the participant to continue in employment with the IAG Group. The second vesting condition is a market related performance hurdle based on a comparison of IAG's total shareholder return ("TSR", the measure of return on an investment in IAG ordinary shares) with the TSR of a peer group of companies in the S&P/ASX 100 index. For the performance hurdle, a tiered vesting scale is applied, such that the percentage of allocated rights that vest increases proportionately as IAG's TSR performance increases from the 50th percentile to the 75th percentile in the peer group. Below the 50th percentile no rights vest while at or above the 75th percentile all of the rights vest. Testing for the satisfaction of the performance hurdle generally occurs quarterly during the performance period.

There are additional circumstances in which the rights may vest which include retrenchment of the participant, and takeover of the IAG Group. If either of the vesting conditions is not met then the rights lapse. The rights also lapse where the holder chooses to forego the rights, and all rights expire ten years from grant date where they have not previously lapsed or been exercised.

The following information relates to rights issued under the PARs Plan:

Grant date	Fair value at grant date	Rights on issue at beginning of year	Rights granted during year	Rights exercised during year	Rights lapsed during year	Number of rights at end of year On issue	Number of rights at end of year Exercisable
24/12/2002	$1.870	3,850,345	-	-	29,753	3,820,592	-
22/09/2003	$2.840	4,083,097	-	-	74,119	4,008,978	-
10/12/2003	$2.764	400,000	-	-	-	400,000	-
26/03/2004	$3.287	955,999	-	-	7,241	948,758	-
17/09/2004	$2.715	-	4,292,000	-	54,000	4,238,000	-
30/11/2004	$2.718	-	905,500	-	-	905,500	-
30/03/2005	$3.269	-	41,000	-	-	41,000	-
		9,289,441	5,238,000	-	165,113	14,362,828	-

The latest estimate, as at reporting date, of the number of rights on issue but not yet vested, that will vest, based on turnover only, is 11,299,933 (2004 – 6,851,396).

The fair value of the rights is calculated as at the grant date using the Monte Carlo valuation methodology. The valuations take into account the probability of achieving the market related performance hurdle. For those rights granted during the year to 30 June 2005, the following significant factors and assumptions were used:

Grant date	17/9/2004	30/11/2004	30/3/2005
Share price on grant date ($)	5.17	5.84	6.26
Exercise price ($)	$1 per tranche exercised	$1 per tranche exercised	$1 per tranche exercised
Risk free interest rate (%)	5.6%	5.5%	6.1%
Expected share price volatility (%)	25%	25%	25%
Expected dividend yield (%)	4.26%	3.77%	4.15%
Expected life of rights (years)	4.132	4.116	3.698

Some of the assumptions are based on historical data which is not necessarily indicative of future trends.

(ii) Performance share rights ("PSRs") plan
The PSRs plan was in operation from December 2000 and closed for further new rights issues during the year ended 30 June 2003. The rights were granted for nil consideration, are non-transferable, and can be settled only with new ordinary shares. The rights expire ten years from grant date where they have not previously lapsed or been exercised. On the satisfaction of a performance hurdle, participating employees are able to exercise those rights, which convert into new ordinary shares of IAG that rank equally with other ordinary shares of IAG. The exercise price is $1 per tranche of rights exercised. For all rights issued prior to 13 December 2001, the performance hurdle related to the TSR of IAG shares over a defined period. For all rights issued on or after 13 December 2001 the performance hurdle is based on a comparison of IAG's TSR with the TSR of the relevant companies in the S&P/ASX 100 index.

Note 30. Employee benefits (continued)

(d) Share based incentive arrangements (continued)

(ii) Performance share rights ("PSRs") plan (continued)
The following information relates to rights issued under the PSRs Plan:

Grant date	Fair value at grant date	Rights on issue at beginning of year	Rights exercised during year	Rights lapsed during year	Number of rights at end of year On issue	Number of rights at end of year Exercisable
21/12/2000	$1.70	28,640	28,640	-	-	-
30/04/2001	$1.67	2,441,100	2,104,500	-	336,600	336,600
02/08/2001	$2.14	190,700	77,500	-	113,200	113,200
22/10/2001	$1.84	135,000	135,000	-	-	-
13/12/2001	$2.30	1,000,000	940,000	-	60,000	60,000
05/03/2002	$2.68	501,897	195,880	-	306,017	306,017
15/07/2002	$2.28	102,222	-	-	102,222	-
		4,399,559	3,481,520	-	918,039	815,817

Further details are not disclosed because the PSRs plan is a closed plan and the financial impact is not significant to the IAG Group.

(iii) Non-executive directors' share plan
The non-executive director's share plan continued in operation during the year ended 30 June 2005, having been approved at the 2001 Annual General Meeting, for all continuing non-executive Directors for the period from December 2002 to November 2005. Non-executive Directors are required to receive at least 20%, but not in excess of 90%, of their annual base fee (at the time shares are allocated) in IAG shares, rather than in cash. The shares vest on a pro-rata daily basis with limited forfeiture conditions and the participant is entitled to dividends and other shareholder rights during the vesting period. The on-market share price at grant date is used as the fair value of the equity instruments granted. The shares are purchased on market and held in trust subject to a restriction period, for tax purposes, of between one and ten years. The number of shares purchased is determined by the amount of the base fee each Director is to receive in IAG shares, the weighted average market price of the shares at the date of allocation, and the trustee's discretion to use excess shares from another plan.

Further details are not disclosed as the financial impact of this plan is not significant to the IAG Group.

(iv) Employee share plan
There are two employee share plans in place, one for Australia and one for New Zealand. These plans involve the granting of restricted shares to a substantial percentage of employees.

Australia
The last grant date under this plan was 19 March 2001 and the vesting period for that tranche has passed. There is no expense for this plan relevant to the year ended 30 June 2005.

New Zealand
The last grant date under this plan was 11 October 2002. Participation in the plan was open to employees that were not Directors and that had completed at least three months of service at the grant date. They were invited to offer to purchase shares under the terms of the plan during a prescribed period commencing in September 2002. Eligible employees who accepted the offer to subscribe received an allocation of IAG shares to the equivalent value of NZ$1,500, for a total subscription consideration of NZ$1. Shares subscribed under this plan were purchased on market and are held in trust during the three year vesting period on behalf of the participants. The average price of the shares purchased was used to determine the number of shares allocated to each staff member. The IAG Group provided funds to the Trust to meet the cost of the purchase of the shares over and above the NZ$1 consideration received from each participating employee.

Employees that left the IAG Group before completion of the vesting period forfeit any rights to the shares. Under certain circumstances such as retirement, death or permanent disability, the vesting period may be waived. Forfeited shares may be reallocated as part of a future approved offer or disposed of at the discretion of the trustee. Dividends received on forfeited shares may, at the trustee's discretion, be used to defray costs of administering the plan. Participants are entitled to dividends and full voting rights during the vesting period.

Note 30. Employee benefits (continued)

(e) Superannuation

The IAG Group contributes to a number of superannuation plans both in Australia and New Zealand. The majority of employees are defined contribution members with fewer than 9% (2004 – 8%) of employees participating on a defined benefit basis. Entry into defined benefit plans is closed across the IAG Group and so all new employees are provided with defined contribution arrangements. The plans provide benefits for members or their dependants in the form of lump sum or pension payments generally upon ceasing employment with the IAG Group.

(i) Defined contribution superannuation arrangements
Contributions to the plans are made in accordance with the governing rules of each plan together with the Australian Superannuation Guarantee legislation and, for some plans, obligations under industry awards. The contributions are generally based on a percentage of employees' salaries.

The contributions paid during the year in relation to defined contribution members were low because the IAG & NRMA Superannuation Plan (the Plan), which is the principal superannuation plan for the Australian employees, was on a contribution holiday for most of the financial year, with contributions to the Plan only recommencing in June 2005 following the recommendations of the actuary (2004 - contribution holiday). The governing rules of the Plan allow any surplus to be used to meet the contributions that would otherwise have been payable for both the defined benefit and defined contribution members of the Plan.

The IAG Group is not exposed to risks or rewards of the defined contribution arrangements and the IAG Group has no obligations beyond the payment of contributions.

(ii) Defined benefit superannuation arrangements
Employees who are entitled to defined benefit superannuation arrangements are members of one of three funded superannuation plans. The defined benefit sections of those plans are closed to new members and so membership will reduce over time. Contributions to the plans are made in accordance with the governing rules of each plan and the contribution recommendations of an independent actuary. The benefits received for defined benefit members are generally based on length of service and final average salary together with the member's own contributions (if any). The net positions of the plans are not recognised in the statement of financial position of the IAG Group.

Two of the plans are in New Zealand with 32 defined benefit members as at 30 June 2005 (2004 - 32) with a combined surplus of $2.4 million (2004 - $2.2 million), calculated in accordance with the valuation methodology of AASB 119 *Employee Benefits* issued December 2004. As these New Zealand defined benefit arrangements are not material to the IAG Group, they are not disclosed in more detail.

All Australian employees with defined benefit superannuation arrangements are members of the IAG & NRMA Superannuation Plan (the Plan). The Plan was in surplus at the beginning of the year and so was on a contribution holiday until June 2005 from which time contributions recommenced following the recommendations of the actuary (2004 - contribution holiday).

Note 30. Employee benefits (continued)

(e) Superannuation (continued)

(ii) Defined benefit superannuation arrangement (continued)
The following information has not been audited and relates only to the part of the Plan for IAG Group employees that are entitled to defined benefit superannuation arrangements. The financial position has been determined in accordance with AAS25 *Financial Reporting by Superannuation Plans*, using the Attained Age Actuarial Funding method.

		IAG & NRMA Superannuation Plan 30 June 2005 $m
Date of actuarial valuation	**30 June 2005**	
Actuarial firm	Mercer Human Resource Consulting	
Name and qualifications of actuary	Guy Holley, BEc FIAA	
Number of defined benefit members	980	
Net market value of net assets		**169**
Present value of accrued benefits		**163**
Excess of net assets over accrued benefits		**6**
Vested benefits		**152**

The accrued benefits are determined on the basis of the present value of expected future payments that arise from membership up to the measurement date. The accrued benefits are determined by reference to expected future salary levels and are discounted by using a market-based, risk-adjusted discount rate.

Vested benefits are the benefits which would be payable to members if they all voluntarily resigned as at the reporting date.

Assumptions used in the determination of the financial position of the Plan are reviewed annually and determined in conjunction with the independent actuaries to the Plan. The principal actuarial assumptions used in determining the financial position of the Plan and the contribution recommendation include:

	2005
Expected investment returns – pension assets / other assets	7.5% / 7.0%
Expected future salary increases	4.0%
Future pension increases – adult / child	2.5% / 0.0%

Changes in financial and/or demographic assumptions, or changes in the relevant regulatory environment, could significantly impact the financial position of the Plan. The financial position of the Plan is calculated at a specific point in time, however the superannuation arrangements are by nature long term. Short term variations between long term actuarial assumptions and actual experience will cause the net funding status of the Plan to change without impacting on the long term viability of the Plan.

In determining the contribution recommendation, the actuarial valuation method focuses on the funding of benefits, irrespective of whether they stem from past or future membership, whereas, for financial reporting purposes, the present value of expected future benefit payments does not include benefits that have not yet accrued.

Assets of the Plan are managed by the IAG Group. The assets of the Plan do not include any shares issued by the IAG Group nor any property or other assets used by the IAG Group.

	CONSOLIDATED 2005 $000	2004 $000
Note 31. Auditors' remuneration		
(a) Audit services		
Auditing the financial statements and consolidated financial statements	**3,611**	3,284
Audit of statutory returns in accordance with regulatory requirements	**792**	1,030
Other assurance services	**2,472**	2,264
	6,875	6,578
(b) Non-audit services		
- taxation services	**563**	595
- due diligence and other services on acquisitions, divestment and capital transactions	**2,790**	883
- other	**78**	64
	3,431	1,542

	Notes	CONSOLIDATED 2005 $m	2004 $m	2005 $m	2004 $m
Note 32. Financing arrangements					
		Facilities available		Facilities drawn at reporting date	
(a) Standby letter of credit facility	(i)	**7**	7	**2**	3
(b) Standby facility	(ii)	**30**	50	**-**	-
(c) Debt issuance programme	(iii)	**750**	750	**300**	300
(d) NZ medium-term note programme	(iv)	**91**	91	**91**	91

Notes:

(i) The standby letter of credit facility is denominated in US dollars and is translated into equivalent A$ using the reporting date exchange rate.

(ii) The standby facility is for liquidity support in the event that Insurance Australia Limited is unable to refinance maturing obligations under the debt issuance programme due to a market disturbance. Interest on this standby facility when drawn down is charged at a margin over the bank bill rate.

(iii) Insurance Australia Limited has a $750 million debt issuance programme. Standard & Poor's has assigned its "AA" long-term and "A-1+" short-term ratings to the programme's senior obligations and "AA-" to its subordinated notes. Insurance Australia Limited is rated "AA" for its insurer financial strength and counterparty credit ratings.

(iv) IAG (NZ) Holdings Limited has a NZ$100 million medium-term note programme. Standard & Poor's has assigned a "AA" long-term rating to the guaranteed and unsubordinated series of wholesale notes issued under the programme. The programme is guaranteed by Insurance Australia Limited. This programme is denominated in NZ dollars and is translated into equivalent A$ using the reporting date exchange rate.

	CONSOLIDATED 2005 $m	2004 $m
Note 33. Commitments		
(a) Capital commitments		
Property		
- due within 1 year	5	1
(b) Lease and rental commitments		
Property		
- due within 1 year	**89**	89
- due within 1 to 2 years	**85**	78
- due within 2 to 5 years	**112**	151
- due after 5 years	**21**	19
Plant and equipment		
- due within 1 year	**34**	28
- due within 1 to 2 years	**24**	21
- due within 2 to 5 years	**7**	12
	372	398
(c) Software licence and rental commitments		
- due within 1 year	**41**	40
- due within 1 to 2 years	**26**	36
- due within 2 to 5 years	**3**	23
	70	99
(d) Other commitments		
- due within 1 year	**4**	10
- due within 1 to 2 years	**2**	8
- due within 2 to 5 years	**2**	8
	8	26

Note 34. Contingencies

(a) In the normal course of business, the IAG Group enters into transactions that may generate a range of contingent liabilities. These include:

(i) litigation arising out of insurance policies;
(ii) various types of investment contracts including forward exchange contracts, financial futures, interest rate swaps, exchange traded options and forward rate agreements, usually as part of the management of the IAG Group's investment portfolios; and
(iii) guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the IAG Group.

Notes 32 and 37 make reference to the IAG Group's exposures under (ii) and (iii) above. The Directors do not believe there are any other potential material exposures to the IAG Group.

Note 34. Contingencies (continued)

(b) In respect of the issue of reset exchangeable securities ("RES") by a wholly-owned subsidiary, IAG Finance (New Zealand) Limited ("IAGF NZ"):

(i) IAGF NZ has granted to Permanent Trustee Company Limited ("Trustee"), the trustee of the RES, a fixed charge over its right, title and interest in the payments to it under the Portfolio Management Agreement and certain intra group receivables. IAG Portfolio Limited, a wholly-owned subsidiary of IAG, has granted to the Trustee a mortgage over IAG Portfolio Limited's portfolio of investments ("Portfolio") and a floating charge over its rights, property and undertaking as a security to the RES holders.

(ii) Insurance Australia Limited has put in place an interest rate floor with IAG Portfolio Limited in the event the bank bill rate applicable to the calculation of the interest rate payable on the RES falls below a specified rate. This will enable IAG Portfolio Limited to generate sufficient income to allow IAGF NZ to make part or full interest payments on RES.

(iii) In the event of an interest payment on RES being unfranked, the Company must pay an amount into IAG Portfolio Limited to fund a gross-up of the interest payment on RES.

(iv) the Company may exchange some or all RES for preference shares issued by the Company at any time.

(v) IAGF NZ may, in relation to the RES, change their terms, redeem them for cash or convert them into ordinary shares issued by IAG on any reset date. The next reset date is 15 March 2010.

(vi) IAGF NZ may, in relation to the RES, redeem them for cash or convert them into ordinary shares issued by IAG, if a tax event, regulatory event or acquisition event, as defined in the RES terms, occurs.

(vii) RES holders may redeem the RES on any reset date or if a trigger event, as defined in the RES terms, occurs.

(viii) the Company has an obligation to pay all costs, charges and expenses in managing the Portfolio including the trustee and custodian.

(ix) the Company and other members of the IAG Group may be entitled to any surplus in the Portfolio from excess income from the Portfolio after the payment of aggregate interest payments on RES or from excess net assets of the Portfolio after the payment of aggregate redemption amounts on RES.

Note 35. New South Wales workers' compensation managed fund

CGU Workers Compensation (NSW) Limited, a wholly-owned subsidiary of IAG Group, maintains a statutory fund in respect of the issue and renewal of policies of insurance in accordance with the requirements of the NSW Workers' Compensation Act 1987 ("the Act").

The application of the statutory fund is restricted to the payment of claims, related expenses and other payments authorised under the Act. The licensed insurer is not liable for any deficiency in the statutory fund, or entitled to any surplus, and the statutory fund is exempt from income tax. The IAG Group does not control nor have the capacity to control the statutory fund for accounting purposes and for this reason the statutory fund is not consolidated and the information provided below in respect of the statutory fund is not included in the IAG Group's financial statements.

	2005	2004
	$m	$m
Unaudited statutory fund statement of financial position		
Assets		
Cash and short-term deposits	**31**	17
Receivables	**73**	77
Investments, at market value	**1,552**	1,154
Total assets	**1,656**	1,248
Liabilities		
Payables	**23**	16
Unearned premium liability	**91**	96
Statutory fund to meet outstanding claims liability and statutory transfers	**1,542**	1,136
Total liabilities and statutory fund	**1,656**	1,248

Note 36. Related party disclosures

(a) Wholly-owned group

The wholly-owned group consists of Insurance Australia Group Limited and its wholly-owned controlled entities (refer note 28). All transactions that have occurred within the wholly-owned group have been eliminated for consolidation purposes.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with related parties within the wholly-owned group were as follows:

	PARENT	
	2005	2004
	$m	$m
Dividend revenue	**585**	812

Aggregate amounts receivable from, and payable to, related parties in the wholly-owned group were as follows:

Amounts receivable	**215**	162
Amounts payable	**73**	11
Loans receivable	**25**	5
Loans payable	**324**	456

The loans receivable and payable are non-interest bearing and are repayable on demand.

(b) Non wholly-owned controlled entities

Transactions with Insurance Manufacturers of Australia Group
Insurance Manufacturers of Australia Group ("IMA"), which is 70% owned by the IAG Group, refers to Insurance Manufacturers of Australia Pty Limited and its controlled entity being World Class Accident Repairs (Cheltenham North) Pty Limited.

The following entities in the IAG Group had the following transactions with IMA.

Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with IMA were as follows:

	CONSOLIDATED	
	2005	2004
	$m	$m
Insurance Australia Limited		
- Reinsurance premiums paid or payable	**1,452**	1,434
- Claims recoveries received or receivable	**948**	862
- Underwriting expenses received or receivable	**54**	53
- Management fees received	**156**	160
- Rental income	**4**	5
Swann Insurance (Aust) Pty Limited		
- Reinsurance premiums paid or payable	**3**	-
- Claims recoveries received or receivable	**2**	-
- Management fees received	**1**	1
CGU Insurance Limited		
- Management fees paid	**31**	9
IAG Re Limited		
- Reinsurance claims paid or payable	**62**	75
- Reinsurance premiums received or receivable	**98**	99
SGIO Insurance Limited		
- Reinsurance premiums paid or payable	**-**	3
- Claims recoveries received or receivable	**-**	5
- Management fees paid	**-**	4
ACN 069 065 158 Pty Limited (formerly SGIC General Insurance Limited)		
- Management fees paid	**-**	2

	CONSOLIDATED	
	2005	2004
Note 36. Related party disclosures (continued)	$m	$m
(b) Non wholly-owned controlled entities (continued)		
NRMA Personal Lines Holdings Pty Limited		
- Dividend revenue	224	168
NRMA Information Services Pty Limited		
- Information services and communication recoveries received	83	76
IAG Asset Management Limited		
- Investment management fees received	4	3
IAG Nominees Pty Limited		
- Custody fees received	1	1

The transactions referred to above were made on either normal commercial terms and conditions, a direct and actual cost recovery basis or time allocation basis.

The following entities in the IAG Group had the following outstanding balances at reporting date with IMA:

Amounts receivable		
- NRMA Information Services Pty Limited	3	4
- Insurance Australia Limited	41	2
- SGIO Insurance Limited	-	1
- IAG Re Limited	2	-
Amounts payable		
- IAG Asset Management Cash Management Trust	1	1
- IAG Asset Management Private Equity Trust	1	-
- Swann Insurance (Aust) Pty Ltd	1	1

There are two entities in the IAG Group, being Insurance Australia Group Services Pty Ltd and Insurance Manufacturers of Australia Pty Limited, with employees that are defined benefit members of the IAG & NRMA Superannuation Plan (refer note 30(e)). While separate records are maintained for the liabilities relating to each member, there is effectively a sharing of the risks associated with the assets of the plan.

(c) Other transactions

IAG Asset Management Wholesale Trusts (disclosed as controlled entities in note 28), were established to enable higher investment yields for smaller investment portfolios. All entities within the IAG Group can invest in the trusts in accordance with their investment mandates. All investments in these trusts were on normal commercial terms and conditions.

Note 37. Financial instruments

The IAG Group is exposed to interest rate risk, equity risk, exchange rate risk and credit risk from its business, investment activities and foreign currency borrowings. To effectively manage the risk of significant negative movement, specifically in interest rates and equity prices, a combination of derivatives has been used.

(a) Interest rate risk

The IAG Group's exposure to interest rate risk results from the holding of financial assets and liabilities in the normal course of business.

(i) Interest rate swap agreements
Insurance Australia Limited has entered into interest rate swap agreements ("swap agreements") to manage the interest rate exposure on the IAG Group's borrowings. Insurance Australia Limited pays a fixed rate of interest under the swap agreements and receives a variable rate of interest equal to the amount payable on the underlying hedged borrowings. The interest income and expense associated with the swap agreements are charged to the statement of financial performance on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowing. As at 30 June 2005, the weighted average fixed interest rate payable under the swap agreements was 6.77% per annum (2004 - 6.77% per annum) and the weighted average floating rate receivable was 7.20% per annum (2004 - 7.02% per annum).

As at reporting date, the notional principal amounts and period of expiry of the swap agreements are as follows:

	CONSOLIDATED	
	2005	2004
	$m	$m
Interest rate swaps		
- within 2 to 5 years	**400**	50
- within 5 to 7 years	**-**	350
	400	400

(ii) Futures
At reporting date, the notional principal amounts and period of expiry of the interest rate related contracts were as follows:

Futures		
- within 1 year	**2,306**	603
- within 1 to 2 years	**449**	169
	2,755	772

Note 37. Financial instruments (continued)

(a) Interest rate risk (continued)

(iii) Interest rate risk exposures
The exposure to interest rate risk and the weighted average effective interest rates on the interest-bearing financial assets and liabilities of the consolidated entity are summarised in the table below. All other assets and liabilities disclosed on the statement of financial position are non-interest bearing.

		CONSOLIDATED Fixed interest rate maturing in					
2005	**Floating interest rate $m**	**1 year or less $m**	**Over 1 to 5 years $m**	**More than 5 years $m**	**Non-interest bearing $m**	**Total $m**	**Weighted average interest rate %**
Financial assets							
Cash assets	451	-	-	-	5	456	5.52
Premium funding loans	-	128	-	-	-	128	14.65
Money market securities	26	2,760	3,111	1,356	-	7,253	5.59
	477	2,888	3,111	1,356	5	7,837	
Financial liabilities							
Senior term notes	-	46	45	-	-	91	7.12
Subordinated term notes	50	-	249	2	-	301	6.35
US subordinated term notes	-	-	-	315	-	315	5.19
	50	46	294	317	-	707	
Net financial assets	427	2,842	2,817	1,039	5	7,130	
2004							
Financial assets							
Cash assets	414	-	-	-	10	424	4.47
Premium funding loans	-	90	-	-	-	90	11.56
Money market securities	40	2,432	3,361	1,153	-	6,986	5.53
	454	2,522	3,361	1,153	10	7,500	
Financial liabilities							
Senior term notes	-	-	91	-	-	91	7.12
Subordinated term notes	50	-	249	2	-	301	6.39
US subordinated term notes	-	-	-	345	-	345	5.19
	50	-	340	347	-	737	
Net financial assets	404	2,522	3,021	806	10	6,763	

Note 37. Financial instruments (continued)

(a) Interest rate risk (continued)

	CONSOLIDATED 2005 $m	2004 $m
(iv) Reconciliation of net financial assets to net assets:		
Net financial assets		
- Interest-bearing	**7,130**	6,763
- Other	**2,652**	2,327
- Net insurance liabilities	**(7,663)**	(7,282)
Net non financial assets	**2,321**	2,416
Net assets	**4,440**	4,224

(b) Equity price risk

In addition to the effects of movements in interest rate and foreign exchange values, the IAG Group is also exposed to equity market volatility through its investment in equities.

At reporting date, the notional principal amounts and period of expiry of the equity related contracts were as follows:

	2005 $m	2004 $m
SPI futures		
- within 1 year	**865**	356
Options		
- purchased – within 1 year	**28**	9
- written – within 1 year	**35**	33
	928	398

(c) Exchange rate risk

(i) Insurance Australia Limited has entered into cross currency swaps to fully hedge the Australian dollar value of principal and interest flows on the IAG Group's US subordinated term notes. The swaps mature in 2010. Over the term of the swaps, the company will receive US dollar payments equal to the interest payable on the notes and will pay interest at either a fixed rate or variable rate of the three month bank bill swap rate plus a margin on a principal amount totalling A$401 million. On maturity of the swap, the IAG Group will repay the principal amount totalling A$401 million and receive US$240 million based on the original spot exchange rate at inception.

(ii) The IAG Group is exposed to foreign exchange risk on its investments in international equities, receivables and payables in a foreign currency and it's net investment in controlled foreign operations. The IAG Group uses derivatives to help manage these exposures. At reporting date, the contractual amount and maturity profile of the derivatives were as follows:

	2005 $m	2004 $m
Forward foreign exchange contracts		
- within 1 year	**325**	312

Note 37. Financial instruments (continued)

(d) Credit risk

The credit risk exposures of the IAG Group are in respect of the non-repayment of receivables, loans and advances due from third parties and the amounts are as indicated by the carrying amount of the financial assets. There is no significant concentration of credit risk as the IAG Group transacts with a large number of individual debtors without any single one being material.

As the primary purpose for using derivatives is hedging, any over-the-counter derivatives used have been transacted with investment grade quality financial institutions only. The IAG Group's credit policy and procedures ensure that exposures to counterparty risks are monitored constantly to operate within the risk limits approved by the Board.

As the exchange traded derivatives are being settled on a daily basis with the clearing house of the respective exchange, credit risk associated with these contracts is minimal.

(e) Net fair value

The IAG Group's financial assets and liabilities are carried in the statement of financial position at amounts that approximate net fair value. The carrying value amounts of all financial assets and liabilities are reviewed to ensure they are not in excess of the net fair value.

The net fair value of financial assets and liabilities arising from the derivatives other than interest rate swaps (being currency and equity swap agreements, Share Price Index futures, equity options, bank bill and bond futures, options and forward foreign exchange contracts) has been determined as the carrying value which represents the amount currently receivable or payable at the reporting date. The carrying value of all these derivatives is a net payable of $82 million (2004 - net payable of $60 million). The net fair value of interest rate swaps is a net receivable of $3 million (2004 - net receivable of $14 million) with a carrying value of $Nil (2004 - $Nil).

Note 38. Capital adequacy

Existing prudential standards sets out the basis for calculating the minimum capital requirement ("MCR") of licensed insurers. The MCR utilises a risk-based approach and is determined as the sum of the capital charges for insurance, investment, investment concentration and catastrophe risk.

The MCR of the IAG Group applying consolidation principles to the prudential standards is as follows:

	Note	CONSOLIDATED 2005 $m	2004 $m
Statutory capital			
Tier 1 capital			
Ordinary shares		**3,263**	3,263
Reset preference shares		**539**	539
Retained profits / (accumulated losses) and reserves		**53**	(264)
Excess technical provisions (net of tax)		**499**	375
		4,354	3,913
Less:			
Goodwill and intangibles		**(1,378)**	(1,473)
Net deferred tax assets		**(100)**	(190)
		2,876	2,250
Tier 2 capital			
Subordinated term notes		**614**	644
Total statutory capital		**3,490**	2,894
Minimum capital requirements (MCR)			
Australian general insurance businesses		**1,511**	1,475
International insurance businesses	(i)	**235**	179
Total MCR		**1,746**	1,654
MCR multiple		**2.00**	1.75

(i) The capital requirement for International insurance businesses is calculated on a similar basis to the Australian regulatory requirements.

	Notes	CONSOLIDATED 2005 $	2004 $
Note 39. Net tangible assets			
Net tangible asset per ordinary share	(i)	**1.22**	0.96
Net tangible asset per reset preference share	(ii)	**100.00**	100.00

Notes:

(i) Net tangible assets per ordinary share has been determined after adjusting for outside equity interests, goodwill (note 18) and other intangible assets (note 17) and the value of reset preference shares on issue (note 24).

(ii) Net tangible assets per reset preference share has been reflected at the face value of $100, as the entitlement to the net assets in all circumstances is limited to the face value of the reset preference shares.

Note 40. Events subsequent to reporting date

As the following transactions occurred after reporting date and did not relate to conditions existing at reporting date, no account has been taken of them in the financial statements for the year ended 30 June 2005.

(a) On 19 August 2005, a final dividend of 14.5 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 17 October 2005.

(b) Acquisition of a Thailand based general insurance business

On 14 June 2005, the Company announced that it had agreed to acquire an interest in a general insurer in Thailand, Royal & SunAlliance (Thailand) Limited ("RSA"). RSA underwrites both personal and commercial business and generates approximately A$35 million in annual gross written premium. The acquisition was completed on 4 July 2005.

(c) International financial reporting standards

(i) Overview

For reporting periods beginning on or after 1 January 2005, the IAG Group must comply with Australian equivalents to International Financial Reporting Standards ("A-IFRS") as issued by the Australian Accounting Standards Board. The IAG Group's financial report will be prepared in accordance with A-IFRS for the first time for the half year ending 31 December 2005 and the year ending 30 June 2006. A-IFRS requires the restatement of comparative financial statements, however, as permitted under the transitional provisions for first time adoption of A-IFRS, the Group has elected to not restate comparatives for certain standards being AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 139 *Financial Instruments: Recognition and Measurement*, and AASB 1023 *General Insurance Contracts*. A-IFRS transition adjustments will be made retrospectively against opening retained earnings at 1 July 2004 except for the above mentioned standards where the transition adjustments will be made at 1 July 2005.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and A-IFRS identified as having a significant effect on the IAG Group's financial performance and financial position are summarised below. There will also be significant changes in the presentation and content of financial reports prepared in accordance with A-IFRS.

Assessments made in respect of the transition to A-IFRS may require adjustment before inclusion in the first financial report prepared in accordance with A-IFRS due to new or revised standards or interpretations or additional guidance on the application of A-IFRS in a particular industry or to a particular transaction.

It is important to understand that while the A-IFRS accounting requirements will change the IAG Group's reported results, this does not represent a change in the strength of the underlying business.

Note 40. Events subsequent to reporting date (continued)

(c) International financial reporting standards

(ii) Management of the IAG Group's transition

The IAG Group established a project team to manage the transition to the new standards, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team is chaired by the Chief Financial Officer and reports quarterly to the Group Audit Committee. The project team has prepared a detailed timetable for managing the transition to the new standards and is currently on schedule. The Group expects to be able to provide financial reports that are fully compliant with A-IFRS for the 2006 financial year. The project team analysed all of the new standards and identified the changes that impact on the Group's financial reporting. The Group Audit Committee has selected the Group's A-IFRS accounting policies where policy choices are available under A-IFRS.

(iii) Reconciliation of Australian GAAP to A-IFRS

Provided below are reconciliations between the relevant balances under Australian GAAP and A-IFRS together with narrative descriptions explaining the adjustments. The reconciliations do not include the adjustments arising from the transition to the balance sheet approach for the calculation of taxation, because these adjustments had not yet been reliably determined.

Reconciliation of equity under Australian GAAP to that under A-IFRS

		PARENT			CONSOLIDATED		
	Notes	1 July 2005 $m	30 June 2005 $m	1 July 2004 $m	1 July 2005 $m	30 June 2005 $m	1 July 2004 $m
Total equity under Australian GAAP		4,440	4,440	4,295	4,440	4,440	4,224
Adjustments applicable from 1 July 2004							
Adjustments to retained earnings							
Write-back of goodwill amortisation	1	n/a	n/a	n/a	92	92	n/a
Recognition of defined benefit plans	2a	n/a	n/a	n/a	(32)	(32)	57
Share based payment expense	2b	-	-	-	5	5	2
Capitalisation of software development costs	3	n/a	n/a	n/a	24	24	n/a
Valuation of property	4	n/a	n/a	n/a	(9)	(9)	n/a
Adjustments to contributed equity/ reserves							
Recognition of share based payment reserve	2b	-	-	-	11	11	4
Consolidation of share remuneration trusts	2b	(33)	(33)	(20)	(34)	(34)	(21)
Adjustments applicable from 1 July 2005							
Adjustments to retained earnings							
Valuation of investments	8	n/a	n/a	n/a	1	n/a	n/a
Reset preference shares transaction costs	7	5	n/a	n/a	5	n/a	n/a
Reset preference shares distribution accrual	7	(1)	n/a	n/a	(1)	n/a	n/a
Adjustments to contributed equity / reserves							
Reset preference shares	7	(550)	n/a	n/a	(550)	n/a	n/a
Hedge accounting	9	n/a	n/a	n/a	7	n/a	n/a
Total equity under A-IFRS		3,861	4,407	4,275	3,959	4,497	4,266

The adjustments to equity noted above for the IAG Group include an increase in equity attributable to outside equity interests of $2 million as at 1 July 2005 and $5 million as at 1 July 2004.

Note 40. Events subsequent to reporting date (continued)

(iii) Reconciliation of Australian GAAP to A-IFRS (continued)

Reconciliation of net profit under Australian GAAP to that under A-IFRS for the year ended 30 June 2005

	Notes	PARENT 30 June 2005 $m	CONSOLIDATED 30 June 2005 $m
Net profit before tax as reported under Australian GAAP		585	1,258
Write-back of goodwill amortisation	1	-	92
Movement in defined benefit plans	2a	-	(79)
Share based payment expense	2b	-	3
Capitalisation of software development costs	3	-	24
Valuation of property	4	-	(9)
Net profit before tax under A-IFRS		585	1,289

(iv) Explanation of the key differences

Applicable from 1 July 2004	
1) Goodwill No amortisation resulting in lower expenses, subject to impairment charges Goodwill supportable at 1 July 2004 and 30 June 2005	The IAG Group will not restate the accounting for business combinations transacted prior to 1 July 2004, as permitted under the transitional provisions for first time adoption of A-IFRS. There are also no additional intangible assets to be recognised separately from goodwill upon first time adoption. Goodwill will not be amortised under A-IFRS and so the carrying value of goodwill as at 1 July 2004 of $1,455 million will be carried forward under A-IFRS subject to impairment testing. Part of that goodwill balance is denominated in New Zealand dollars and so the balance will continue to change reflecting foreign currency movements. The net goodwill as at 1 July 2004 has been systematically allocated to cash generating units for the purpose of the recoverability test, which is to be conducted at each reporting date. Any impairment is to be recognised in the statement of financial performance in the period in which it is identified. Using A-IFRS impairment methodology the $1,455 million goodwill balance is supportable at 1 July 2004, 31 December 2004, and 30 June 2005. Additional goodwill amounts have arisen through small acquisitions made during the year to 30 June 2005 totalling $9 million. Those amounts are also supportable at 31 December 2004 and 30 June 2005 using A-IFRS impairment methodology. The elimination of the requirement to amortise goodwill under A-IFRS will increase reported profits, subject to any impairment charge that may be required at a reporting date. The IAG Group had a goodwill amortisation expense for the year to 30 June 2005 of $92 million. That amount will be removed from the statement of financial performance under A-IFRS and the 1 July 2004 goodwill balance of $1,455 million will be reinstated, subject to impairment testing. That balance together with the goodwill amounts that arose from acquisitions made during the year will result in a goodwill balance as at 30 June 2005 of $1,464 million.

Note 40. Events subsequent to reporting date (continued)

(iv) Explanation of the key differences (continued)

2) Employee benefits	The accounting for employee benefits will remain unchanged except for defined benefit superannuation arrangements and share based payments.
2a) Superannuation plans	The IAG Group has elected to early adopt the version of AASB 119 *Employee Benefits* issued in December 2004 to be effective from 1 January 2005 in line with the adoption of A-IFRS.
Net position of defined benefit superannuation plans to be recognised	Under A-IFRS the relevant net position of defined benefit plans will be recognised in the statement of financial position. The movement in the net position will be recognised in the statement of financial performance, except for actuarial gains and losses, which will be recognised directly in retained earnings, in line with the accounting option selected under AASB 119. The IAG Group has five arrangements that qualify as defined benefit plans under A-IFRS. These consist of a defined benefit superannuation plan in Australia, two defined benefit superannuation plans in New Zealand, and two pension schemes, both of which are unfunded. The net position of the three defined benefit superannuation plans is currently not recognised in the IAG Group's statement of financial position although some information is disclosed in the notes to the annual financial report. The present value of each of the two unfunded pension liabilities is currently recognised in the IAG Group's statement of financial position. It is important to note that the net position of the defined benefit superannuation plans calculated under A-IFRS is different to that calculated for purposes of note disclosure in accordance with Australian GAAP because of the use of different measurement requirements in the actuarial calculations of obligations to employee members. The principal difference is the discount rate applied to determine the present value of those obligations. The adjustments required to recognise the defined benefit plans under A-IFRS involve a credit to retained earnings as at 1 July 2004 of $57 million. Recognising the movement in the net positions of the plans for the year to 30 June 2005 involves recognition of an additional expense through the A-IFRS statement of financial performance for the year to 30 June 2005 of $79 million and the recognition of a $10 million debit directly to retained earnings as at 30 June 2005. The net result of these changes is a $32 million debit adjustment to retained earnings as at 30 June 2005. The net financial positions of the defined benefit plans as at 30 June 2005 have been calculated by independent actuaries, however the audit of all of the calculations had not been finalised as at the date of this report.
2b) Share based payments Initial reduction in the expense recognised	The only transactions within the IAG Group that qualify as share based payments are share based remuneration payments. The IAG Group provides share based remuneration through four different plans each of which have different purposes and different rules. The change in accounting treatments has not led to a change in the structure of the share based remuneration because the current arrangements are considered to be most appropriate given the Group's history, environment, culture and objectives. The IAG Group will not retrospectively apply the A-IFRS expense treatment to the Performance Share Rights Plan or the Employee Share Plan, as permitted under the transitional provisions for first time adoption of A-IFRS, because the last rights provided under those plans were granted prior to 7 November 2002. The A-IFRS transition changes will therefore impact on only the Performance Award Rights Plan ("PARs Plan"), and Non-Executive Director Share Plan ("NED Plan"), both of which are equity settled share based payments. The IAG Group's current practice is to acquire IAG shares on-market and hold them in trust to satisfy a future obligation for share based remuneration. The shares are purchased on or near grant date at the then market price. The cost of acquiring the shares is initially recorded as a prepayment and is then expensed in full, generally over the period during which the employees provide related services. Under A-IFRS the fair value at grant date of share based remuneration is required to be recognised as an expense over the period from grant date until the equity instruments vest fully to the employee. For equity settled share based payments, an equity reserve is created as the expense is recognised. At each reporting date the total accumulated expense will be adjusted through the statement of financial performance based on the latest estimate of the number of equity instruments that will vest, considering only employee turnover, and taking into account the expired portion of the vesting period.

Note 40. Events subsequent to reporting date (continued)

(iv) Explanation of the key differences (continued)

2b) Share based payments (continued)	The vesting conditions for the two plans are different with only the PARs Plan incorporating a market based vesting condition. If equity instruments in either of the plans do not vest because the participant ceases to be employed by the IAG Group then the expense charged in relation to that participant will be reversed. If equity instruments in the PARs Plan do not vest only because the market condition is not met, then the expense will not be reversed. The A-IFRS requirement to expense the fair value of the equity instruments granted may be different to the fair value (on-market purchase price) of acquiring the relevant number of shares to support the arrangements. For the PARs Plan, the fair value of the rights granted is lower than the market value of the shares purchased on or near grant date because of the variables and uncertainty that influence whether the participant will ever receive the share and what the value of the share will be at that time. For the NED Plan, the on-market share price at grant date is used as the fair value of the equity instrument granted because the shares vest on a pro-rata daily basis with limited forfeiture conditions and the participant is entitled to dividends and other shareholder rights during the vesting period. The requirement to determine the fair value of the share based remuneration and recognise this expense over the period from grant date to vesting date will result in an initial reduction in the expense recognised for the IAG Group, to that currently recorded in relation to share based payments. A transitional adjustment for the IAG Group will be made to retained profits as at 1 July 2004 of $2 million representing the accumulated reduction in the expense up to that date. An additional adjustment for the IAG Group will be made to retained profits as at 1 July 2005 of $5 million representing the accumulated reduction in the expense up to that date. The expense will be matched by a credit to an equity reserve. It is noted that certain matters in relation to share-based payments are still subject to changing interpretation, which may impact on the determination of these adjustments.
Equity remuneration trusts to be consolidated	Under A-IFRS the equity remuneration trusts used to manage the share based arrangements will be consolidated by the IAG Group. Two trusts will be consolidated directly by the parent entity while one trust will be consolidated directly by a subsidiary. The parent and the consolidated IAG Group will recognise the IAG shares, the major asset of the trusts, as negative equity (referred to as treasury shares). The treasury shares will be measured at cost (total amount paid to acquire the shares), and will be shown as a deduction from equity. The shares held by the trusts as at 30 June 2004 that are to be consolidated, were acquired on different dates at a total cost of $20 million for the parent and $21 million for the IAG Group. The shares held by the trusts as at 30 June 2005 that are to be consolidated, were acquired on different dates at a total cost of $33 million for the parent and $34 million for the IAG Group. When the relevant rights are exercised, the Group will effectively reissue the shares, which will be recognised as equity measured at the net expense incurred in providing the shares.
3) Non-goodwill intangibles All current non-goodwill intangible assets qualify for recognition	Existing non-goodwill intangible assets on the IAG Group's statement of financial position at 1 July 2004 and 30 June 2005 meet the recognition and measurement requirements of A-IFRS and so the accounting treatment, including amortisation, will remain unchanged. They will be subject to impairment testing. There are no impairment charges for these assets at 1 July 2004, 31 December 2004, or 30 June 2005.
Introduction of new software development asset	In certain circumstances under A-IFRS, development phase expenditure will be capitalised and so recognised as an internally generated intangible asset. Software development is the only development expenditure for the IAG Group. The IAG Group is not currently carrying any capitalised software development costs in the statement of financial position but will recognise such an asset under the more prescriptive A-IFRS requirements. Only software development projects with total budgeted expenditure of more than $2 million will be capitalised. All other software related costs are treated as maintenance expenditure, being an overall part of maintaining an efficient operating environment, and are expensed as incurred. Only software development expenditure incurred after 1 July 2004, the Group's A-IFRS transition date, is considered eligible for capitalisation under A-IFRS. For this reason, the first adjustment relating to software development expenditure will be for the year to 30 June 2005 amounting to $24 million. That amount will be included in the statement of financial position for the year to 30 June 2005 under A-IFRS. This amount is supportable using A-IFRS impairment methodology.

Note 40. Events subsequent to reporting date (continued)

(iv) Explanation of the key differences (continued)

4) Property, plant and equipment All property classified as owner occupied and depreciated over useful life	Under Australian GAAP, all property (land and buildings), regardless of the purpose for which it is used, must be designated as an investment integral to general insurance activities and so is measured at fair value. This designation will not continue under A-IFRS and property will be classified according to the purpose for which it is held. All of the property within the IAG Group will be classified as owner occupied property under A-IFRS. The IAG Group has elected to apply the cost approach under which the buildings will be depreciated over the useful life and also be subject to impairment testing. The land will be subject to impairment testing. The IAG Group has elected to apply the optional exemption permitted under the transitional provisions for first time adoption of A-IFRS to use the fair value of the property held as at 30 June 2004 (shown in this report as $66 million) as the deemed cost of that property moving forward. This requires reversal of the movement in the market value of the property recognised in the reported profit for the year to 30 June 2005 of $8 million. Based on the portfolio of properties held at 30 June 2005 this will introduce a depreciation expense of $1 million to the A-IFRS statement of financial performance for the year ended 30 June 2005. There are no impairment charges for property at 1 July 2004, 31 December 2004 or 30 June 2005.
Plant and equipment to continue to be measured at cost and depreciated over useful life	For plant and equipment, the IAG Group has elected to apply the cost approach under which each item will be depreciated over its useful life and also be subject to impairment testing. The IAG Group has elected to not apply the optional exemption permitted under the transitional provisions for first time adoption of A-IFRS to use the fair value of the plant and equipment as at 30 June 2004 as the deemed cost, and so will continue to depreciate the original cost. There are no impairment charges for plant and equipment at 1 July 2004, 31 December 2004 or 30 June 2005.
5) Taxation More deferred tax assets and liabilities may be recognised	Income tax will be calculated based on the "balance sheet approach" replacing the "income statement approach" currently used. The A-IFRS treatment focuses on the closing balances rather than the movements for the period. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base (being the amount attributed to an asset or liability for tax purposes) rather than for differences between accounting and taxable profit. Deferred tax assets under A-IFRS will be recognised based on a 'probable' criterion rather than the 'beyond reasonable doubt' criterion, or 'virtually certain' criterion for unused tax losses, under Australian GAAP. This may result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity. Deferred tax balances will continue to be undiscounted under A-IFRS. The transition to A-IFRS involves two types of tax adjustments. There are adjustments arising from the different methodology used for the determination of tax adjustments as discussed above. There are also consequential tax impacts arising from the different recognition treatments of certain assets and liabilities under A-IFRS. The adjustments arising from the transition to the balance sheet approach for the calculation of taxation had not yet been reliably determined as at the date of finalisation of this report.

Note 40. Events subsequent to reporting date (continued)

(iv) Explanation of the key differences (continued)

Applicable from 1 July 2005	
6) Insurance contracts All of the insurance products meet the accounting definition of an "insurance contract" The only change to the accounting treatments for insurance contracts is the expanded liability adequacy test	In respect of the IAG Group's core insurance business, the changes to accounting treatments on conversion to A-IFRS are minimal. A-IFRS allows the IAG Group to basically continue with current accounting treatments for those general insurance products and reinsurance products that meet the A-IFRS definition of an "insurance contract". The only change is the introduction of an expanded liability adequacy test. All of the IAG Group's general insurance products and reinsurance products on offer, or utilised, meet the definition of an insurance contract and none of the contracts contain embedded derivatives or are required to be unbundled. This means that the IAG Group's accounting for premium revenue, reinsurance expense, claims expense, acquisition costs, and reinsurance and other recoveries, together with related balances in the statement of financial position, will continue without change, subject to an expanded liability adequacy test. The liability adequacy test is an assessment of whether the carrying amount of an insurance liability is adequate based on a review of future cash flows. It is to be conducted with the inclusion of an explicit risk margin (Australian GAAP version of the test does not refer to a risk margin) and is to be performed at the level of a portfolio of contracts that are subject to broadly similar risks and that are managed together as a single portfolio (Australian GAAP version of test conducted at reporting entity level). Any deficiency arising from the test will be recognised first through the write down of any related intangible assets and then the related deferred acquisition costs, with any remaining balance being recognised in the statement of financial position as an unexpired risk liability.
Liability adequacy test passed as at 1 July 2005	The liability adequacy test was passed as at 1 July 2005 demonstrating that the unearned premium liability is adequate.
7) Contributed equity The reset preference shares to be reclassified as debt Distributions on the reset preference shares to be treated as interest, not dividends	The measurement and treatment of the issued and fully paid ordinary shares will remain unchanged. The IAG Group's reset preference shares (RPS) are currently presented as equity under Australian GAAP as they are not considered a mandatory convertible instrument, are perpetual, and there is no obligation to pay distributions. The RPS will be reclassified as debt under A-IFRS and will be measured at amortised cost. Distributions on the instruments (refer note 7(b)) made after 1 July 2005 will be treated as interest rather than dividends and so have a negative impact on reported profit. As the RPS will continue to be treated as equity for tax purposes, there will be no change in the ability to frank the distributions. The transactions costs incurred from the issuance of the two tranches of RPS, totalling $11 million, have been recognised directly in equity under Australian GAAP as a reduction in the proceeds of the instruments. When the RPS are reclassified as debt under A-IFRS those transaction costs will be treated as having been capitalised (included into the value of the liability) and recognised on an effective yield basis (amortised over the period to the first reset date). This requires an adjustment to increase retained earnings as at 1 July 2005 by $11 million to recognise the capitalisation of the costs, offset by a reduction in retained earnings of $6 million representing the portion of the transaction costs that would have been effectively amortised up to that date. With the distributions treated as interest under A-IFRS, the distributions will be recognised on an accruals basis, which is different to the current policy of recognising a provision for the distributions only when the distributions are declared. The adjustment to recognise the interest payable as at 1 July 2005 is a decrease in retained earnings of $1 million.
Reset preference shares will continue to qualify as Tier 1 capital, at least in the near term	This change has a direct impact on the contributed capital of the IAG Group, which is central to the capital adequacy requirements set by APRA. APRA has stated it will continue the current regulatory capital treatment for existing instruments that are adversely affected by the accounting standard change until further notice. If APRA's approach changes, it has indicated it may 'grandfather' the treatment of affected issued securities. This would be considered a likely outcome, as the risk to the policyholders has not changed as a result of the change in accounting standards.

Note 40. Events subsequent to reporting date (continued)

(iv) Explanation of the key differences (continued)

8) Investments More choices around accounting policies for investments Initial accounting policy selection means no immediate change	Under Australian GAAP, the IAG Group is required to measure at net market value (fair value less disposal costs) all investments integral to general insurance activities with movements in the net market value recorded in the statement of financial performance. Under A-IFRS, the IAG Group will be required to measure at fair value those financial assets held to back insurance liabilities. Those financial assets that are not held to back insurance liabilities will move to a system of purpose led accounting. A-IFRS requires classification of the investments based on the purpose for which they are held. The different classifications have different accounting treatments, being fair value through profit or loss, fair value through equity, and amortised cost. There is also an option to measure any financial asset at fair value through profit or loss, regardless of the purpose for which it is held, where certain conditions are met (the application of the conditions arises from the IAG Group's election to early adopt amending standard AASB 2005-4 restricting the application of the fair value option). The IAG Group has elected to apply the fair value through profit or loss option under its current investment strategy for shareholders' funds and so all investments held will be measured on the same basis. This is basically a continuation of current practice with small adjustments for disposal costs (A-IFRS uses gross market value, not net market value) and a change in market price determination (move from last sale price to bid price). The net adjustment for the change is a $1 million increase in investments with a corresponding adjustment to retained earnings as at 1 July 2005. The IAG Group reserves the right to deem further asset acquisitions as held for another purpose and thus be valued on one of the other available bases.
9) Derivatives All recorded in statement of financial position at fair value	The IAG Group uses a variety of derivatives to manage risk exposures of the IAG Group. *Investment operations* All of the derivatives used in relation to the investment operations are currently recognised on the statement of financial position (disclosed together with the underlying instrument) at fair value, with movements in fair value being recorded through profit or loss. The A-IFRS treatment is basically a continuation of current practice with small adjustments for market valuation differences. The net adjustment for the change is included within the adjustment noted above for investments.
Hedge accounting to be applied to only a small number of transactions	*Treasury operations* There are various derivatives used by the IAG Group to hedge exposure to foreign currency and interest rate movements in relation to treasury transactions, which include borrowings. While the Group has a number of economic hedges in place, only a small number of these transactions have been selected for hedge accounting. Those derivatives, for which hedge accounting will not be used under A-IFRS, will be recognised on the statement of financial position at fair value, with movements in fair value being recorded through profit or loss. This is basically a continuation of current practice and requires no adjustment as at 1 July 2005. A-IFRS specifies that hedge accounting can only be applied for fair value hedges, cash flow hedges, and hedges of investments in foreign operations, and only where stringent rules are met. While all derivatives will be measured at fair value, hedge accounting basically provides for the movement in fair value of the derivative to follow the accounting for the underlying instrument. Each of the derivative contracts selected for hedge accounting qualify as a cash flow hedge. The adjustment required to recognise the application of cash flow hedge accounting under A-IFRS for these transactions involves an increase in the measurement of the derivative recognised on the statement of financial position of $7 million with a corresponding credit to an equity reserve.
Embedded derivatives to be measured and recognised in certain circumstances	Under A-IFRS, derivatives embedded in other financial instruments or other non-financial host contracts are to be treated separately when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with movements recorded through profit or loss. Where an embedded derivative is required to be separated, they are to be measured at fair value. A review conducted of all contracts to which IAG Group entities are a party determined that, while embedded derivatives were identified, they are either not required to be separated from the host contract and/or currently have no material value.

Note 40. Events subsequent to reporting date (continued)

(iv) Explanation of the key differences (continued)

Other information	
10) Consolidation Potential reclassification of outside equity interests in investment trusts controlled for accounting purposes	Other than the equity remuneration trusts (refer 2b above), there are no other entities in the IAG Group that are currently not consolidated that would require consolidation under A-IFRS. The consolidated Group includes IAG Asset Management Wholesale Trusts in which the Group has a controlling interest for accounting purposes. Currently, when consolidating the trusts, an amount is recognised in equity as the outside equity interest in the trust, being the value attributable to unitholders outside the IAG Group. It is possible, at least for one of the trusts, that under A-IFRS, the residual interest in the trust will qualify as a liability in the statement of financial position of the trust and so will not be recognised as equity. Therefore, upon consolidation of the trust under A-IFRS, the value attributable to unitholders outside the IAG Group would be recognised as a liability in the statement of financial position of the IAG Group and not in equity as an outside equity interest. There are accounting and taxation issues outstanding that need to be resolved before the final treatment can be determined. These issues are expected to be resolved prior to preparation of the first financial report prepared in accordance with A-IFRS. The change will have no impact on the equity attributable to shareholders of Insurance Australia Group Limited.
11) First time adoption – optional exemptions	Upon transition to A-IFRS the general principle is that the financial reports must be prepared as if the new standards had always been applied. There are however optional exemptions that may be applied upon first time adoption. The IAG Group may elect to apply some, all or none of the options. Only seven of the twelve options are relevant to the IAG Group and we list these below together with the elected treatment. ***Business combinations*** – The IAG Group will not restate the accounting for business combinations transacted prior to 1 July 2004. ***Share based payments*** - The IAG Group will not retrospectively apply the A-IFRS expense treatment to share based payments granted prior to 7 November 2002 and/or that vested prior to 1 January 2005. ***Property, plant and equipment*** – The IAG Group will use the fair value of the property as at 30 June 2004 as the deemed cost of that property moving forward but will continue with original cost for plant and equipment. ***Foreign currency translation reserve*** – The IAG Group will not reset the foreign currency translation reserve to zero. ***Insurance contracts*** – The IAG Group will not apply certain disclosure requirements to prior periods. ***Financial instruments options*** – The IAG Group will use this option to designate financial instruments to the various classifications available under A-IFRS upon transition. ***Fair value measurement of financial instruments*** – The IAG Group will not apply the first time adoption option allowing relief from the retrospective application of 'Day One' recognition requirements as the IAG Group's current practice complies with the requirements.

INSURANCE AUSTRALIA GROUP LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group Limited:

(a) the financial statements and notes, set out on pages 32 to 87, are in accordance with the Corporations Act 2001, (except as exempted by an order issued by the Australian Securities & Investments Commission as stated in note 24(c)(i), including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the year ended 30 June 2005.

Signed at Sydney this 19th day of August 2005 in accordance with a resolution of the Directors.

.... Director

.... Director

INDEPENDENT AUDIT REPORT

KPMG

To the shareholders of Insurance Australia Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes 1 to 40 to the financial statements, the disclosures made in accordance with the Corporations Regulations 2001 as required by AASB 1046 "Director and Executive Disclosures by Disclosing Entities" in sections 2, 3 (excluding sub-section 3.2), 4 and 5 of the "Remuneration report" in the Directors' report ("remuneration disclosures") and the directors' declaration for both Insurance Australia Group Limited (the "Company") and Insurance Australia Group Limited and its controlled entities (the "Consolidated Entity"), for the year ended 30 June 2005. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The Remuneration report also contains information in section 1 and sub-section 3.2 not required by Accounting Standard AASB 1046 "Director and Executive Disclosures by Disclosing Entities", which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report and the Remuneration report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the shareholders of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of its operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the financial report including the remuneration disclosures that are contained in sections 2, 3 (excluding sub-section 3.2), 4 and 5 of the Remuneration report in the Directors' report of Insurance Australia Group Limited are in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and

   (ii) complying with Accounting Standards in Australia, including AASB 1046 "Director and Executive Disclosures by Disclosing Entities", and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

Dr Andries B Terblanché
Partner

Sydney
19th August 2005